File Nos. 333-90407
                                                                     811-7060
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                  [ ]
  Pre-Effective Amendment No. 1                                          [X]
  Post-Effective Amendment No.                                           [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          [ ]
  Amendment No. 20                                                       [X]

                      (Check appropriate box or boxes.)

     COVA VARIABLE ANNUITY ACCOUNT FIVE
     __________________________________
     (Exact Name of Registrant)

     COVA FINANCIAL LIFE INSURANCE COMPANY
     _______________________________________________
     (Name of Depositor)

     4100 Newport Place Drive, Suite 840, Newport Beach, CA        92600
     ______________________________________________________        __________
     (Address of Depositor's Principal Executive Offices)          (Zip Code)

Depositor's Telephone Number, including Area Code   (800) 831-5433

     Name and Address of Agent for Service
          Lorry J. Stensrud, President
          Cova Financial Life Insurance Company
          One Tower Lane, Suite 3000
          Oakbrook Terrace, Illinois  60181-4644
          (800) 831-5433


     Copies to:
          Judith A. Hasenauer            and   Bernard J. Spaulding
          Blazzard, Grodd & Hasenauer, P.C.    Senior Vice President,
          P.O Box 5108                         General Counsel and Secretary
          Westport, CT  06881                  Cova Financial
          (203) 226-7866                       Life Insurance Company
                                               One Tower Lane, Suite 3000
                                               Oakbrook Terrace, IL 60181-4644


Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this Filing.

Title of Securities Registered:
     Individual Variable Annuity Contracts

===============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================


          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           --------------------------------
          PART A

Item 1.   Cover Page . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions  . . . . . . . . . . . . .   Index of Special Terms

Item 3.   Synopsis . . . . . . . . . . . . . . .   Summary

Item 4.   Condensed Financial Information  . . .   Not Applicable


Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies . .   Other Information - Cova; The
                                                   Separate Account; Investment
                                                   Options

Item 6.   Deductions and Expenses. . . . . . . .   Expenses

Item 7.   General Description of Variable
          Annuity Contracts. . . . . . . . . . .   The Annuity Contract

Item 8.   Annuity Period . . . . . . . . . . . .   Income Phase

Item 9.   Death Benefit. . . . . . . . . . . . .   Death Benefit

Item 10.  Purchases and Contract Value . . . . .   Purchase

Item 11.  Redemptions. . . . . . . . . . . . . .   Access to Your Money

Item 12.  Taxes. . . . . . . . . . . . . . . . .   Taxes

Item 13.  Legal Proceedings. . . . . . . . . . .   None

Item 14.  Table of Contents of the Statement of
          Additional Information . . . . . . . .   Table of Contents of the
                                                   Statement of Additional
                                                   Information

          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           -----------------------
          PART B

Item 15.  Cover Page . . . . . . . . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . .   Company

Item 18.  Services . . . . . . . . . . . . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered .   Not Applicable

Item 20.  Underwriters . . . . . . . . . . . . .   Distribution

Item 21.  Calculation of Performance Data. . . .   Performance Information

Item 22.  Annuity Payments . . . . . . . . . . .   Annuity Provisions

Item 23.  Financial Statements . . . . . . . . .   Financial Statements



                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.


                                     PART A



                     THE SERIES A FIXED AND VARIABLE ANNUITY

                                    ISSUED BY

                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                                       AND

                      COVA FINANCIAL LIFE INSURANCE COMPANY


This prospectus describes the Series A Fixed and Variable Annuity Contract offered by Cova Financial Life Insurance Company (Cova).

The annuity contract has 19 investment choices - a fixed account which offers an interest rate which is guaranteed by Cova, and 18 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios (except as noted).

AIM VARIABLE INSURANCE FUNDS, INC.:
MANAGED BY A I M ADVISORS, INC.
   AIM V.I. Capital Appreciation Fund
   AIM V.I. Value Fund

COVA SERIES TRUST:
MANAGED BY J.P. MORGAN
INVESTMENT MANAGEMENT INC.:
   Select Equity Portfolio
   Small Cap Stock Portfolio
   International Equity Portfolio
   Quality Bond Portfolio
   Large Cap Stock Portfolio

MANAGED BY LORD, ABBETT & CO.:
   Bond Debenture Portfolio
   Mid-Cap Value Portfolio
   Large Cap Research Portfolio
   Developing Growth Portfolio
   Lord Abbett Growth and Income Portfolio

GENERAL AMERICAN CAPITAL
COMPANY:
MANAGED BY CONNING
ASSET MANAGEMENT COMPANY
   Money Market Fund

TEMPLETON VARIABLE PRODUCTS SERIES FUND, CLASS 1 SHARES:
MANAGED BY FRANKLIN ADVISERS, INC.
   Franklin Small Cap Investments Fund
   Franklin Growth Investments Fund*

MANAGED BY TEMPLETON INVESTMENT COUNSEL, INC.
   Templeton International Fund
   Templeton Stock Fund
   Templeton Bond Fund

*Effective December 15, 1999 the fund's name changed to Franklin Large Cap Growth Investments Fund.

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Cova Fixed and Variable Annuity Contract.

To learn more about the Cova Series A Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated February ___, 2000. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page
__ of this prospectus. For a free copy of the SAI, call us at (800) 523-1661 or write us at: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

The Contracts:

     * are not bank deposits
     * are not federally insured
     * are not endorsed by any bank or government agency
     * are not guaranteed and may be subject to loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


February ___, 2000

                              TABLE OF CONTENTS

                                                                           PAGE
INDEX OF SPECIAL TERMS

SUMMARY

FEE TABLE


THE ANNUITY CONTRACT

ANNUITY PAYMENTS (THE INCOME PHASE)

PURCHASE
Purchase Payments
Allocation of Purchase Payments
Accumulation Units

INVESTMENT OPTIONS
AIM Variable Insurance Funds, Inc.
Cova Series Trust
General American Capital Company
Templeton Variable Products Series Fund
Transfers
Dollar Cost Averaging Program
Automatic Rebalancing Program
Voting Rights
Substitution

EXPENSES
Insurance Charges
Contract Maintenance Charge
Sales Charge
Reduction or Elimination of the Sales Charge
Premium Taxes
Transfer Fee
Income Taxes
Investment Portfolio Expenses

TAXES
Annuity Contracts in General
Qualified and Non-Qualified Contracts
Withdrawals - Non-Qualified Contracts
Withdrawals - Qualified Contracts
Withdrawals - Tax-Sheltered Annuities
Diversification

ACCESS TO YOUR MONEY
Systematic Withdrawal Program

PERFORMANCE

DEATH BENEFIT
Upon Your Death
Death of Annuitant

OTHER INFORMATION
Cova
The Separate Account
Distributor
Ownership
Beneficiary
Assignment
Suspension of Payments or Transfers
Financial Statements

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

APPENDIX - Performance Information




                            INDEX OF SPECIAL TERMS


Because of the complex nature of the contract, we have used certain words or terms in this Prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.

                                                                       Page

Accumulation Phase.......................................................
Accumulation Unit........................................................
Annuitant................................................................
Annuity Date.............................................................
Annuity Options..........................................................
Annuity Payments.........................................................
Annuity Unit.............................................................
Beneficiary..............................................................
Fixed Account............................................................
Income Phase.............................................................
Investment Portfolios....................................................
Joint Owner..............................................................
Non-Qualified............................................................
Owner....................................................................
Purchase Payment (including Gross Purchase Payment and
   Net Purchase Payment).................................................
Qualified................................................................
Tax Deferral.............................................................


SUMMARY

The sections in this summary correspond to sections in this prospectus which discuss the topics in more detail.

THE ANNUITY CONTRACT. The fixed and variable annuity contract offered by Cova is a contract between you, the owner, and Cova, an insurance company. The contract provides a means for investing on a tax-deferred basis. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

This contract offers 18 investment portfolios. These portfolios are designed to offer a better return than the fixed account. However, this is NOT guaranteed. You can also lose your money.

The contract also offers a fixed account with an interest rate that is guaranteed by Cova. While your money is in the fixed account, we guarantee the interest your money will earn as well as your principal.

You can put money into any or all of the investment portfolios (except as noted) and the fixed account. You can transfer between accounts up to 12 times a year without charge or tax implications. After 12 transfers, the charge is $25.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your contract.

ANNUITY PAYMENTS (THE INCOME PHASE). If you want to receive regular income from your annuity, you can choose one of three payment plans (we call them annuity options). Once you begin receiving regular payments, you cannot change your annuity option.

PURCHASE.   You  can  buy  this   contract   with  $5,000  or  more  under  most
circumstances. You can add $500 or more any time you like during the accumulation phase. We will not issue a contract to someone over age 90. Your registered representative can help you complete the proper forms.

INVESTMENT OPTIONS. You can put your money in any or all of the investment portfolios which are described in the prospectuses for the funds.


Depending upon market conditions and the performance of the portfolio(s) you select, you can make or lose money in any of these portfolios.

EXPENSES. The contract has insurance and investment features. There are costs related to each.

     Each year Cova deducts a $30 contract maintenance charge from your contract. During the accumulation phase, Cova currently waives this charge if the value of your contract is at least $50,000.

     Cova also deducts a mortality and expense risk charge which is equivalent, on an annual basis, to .85% of the average daily value of your contract allocated to the investment portfolios.

     Cova will deduct a sales charge from each purchase payment you make before it allocates your money to the investment portfolios and/or the fixed account. The amount of the sales charge varies depending upon the amount of the purchase payments you make and the value of your contract at the time Cova receives your purchase payment. Cova will also take into account the amount of purchase payments which you represent in writing will be made during a 13-month period. The larger your purchase payments and contract value are, the less your sales charge will be. The charge ranges from 5.75% to 1.00%.

     When you begin receiving regular income payments from your annuity, Cova may assess a state premium tax charge which ranges from 0%-4%, depending upon the state.

     There are also investment charges which currently range from .205% to 1.30% of the average daily value of the investment portfolio depending upon the investment portfolio.

TAXES. Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

ACCESS TO YOUR MONEY. You can take money out at any time during the accumulation phase. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit.

OTHER INFORMATION.

     Free Look. If you cancel the contract within 10 days after receiving it, we will send your money back. Cova will refund the value of your contract plus the sales charge determined as of the business day that the refund is made. If you are 60 or older when we issue your contract, you can cancel it within 30 days from the date you received it for a refund of the value of your contract plus the sales charge. If you buy the contract as an IRA, we may be required to refund the gross purchase payment.

     No Probate. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

     Who should purchase the Contract? This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state income tax brackets. You should not buy this contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

     Additional Features. This contract has additional features you might be interested in. These include:

     Systematic Withdrawal Program - You can arrange to have money automatically sent to you each month while your contract is still in the accumulation phase. Of course, you may have to pay taxes on money you receive.

     Dollar Cost Averaging Program - You can arrange to have a regular amount of money automatically invested in investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase.

     Automatic Rebalancing - You can arrange to automatically readjust the money between investment portfolios periodically to keep the blend you select.

These features may not be suitable for your particular situation.

INQUIRIES. If you need more information, please contact us at:

                     Cova Life Sales Company
                     One Tower Lane, Suite 3000
                     Oakbrook Terrace, IL 60181
                     800-523-1661

                     Service Office
                     P.O. Box 10366
                     Des Moines, IA 50306-0366
                     800-343-8496
                     For Express Mail Only:
                     4700 Westown Parkway, Suite 200
                     West Des Moines, IA 50266-6718


                 COVA VARIABLE ANNUITY ACCOUNT FIVE FEE TABLE

     The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the separate account as well as the investment portfolios.


OWNER TRANSACTION EXPENSES

Sales Charge (See Note 1 below)
(as a percentage of gross purchase payment)

                  Owner's Investment                Sales Charge
                  ------------------                -------------

                  Less than $50,000                    5.75%
                  $50,000-$99,999.99                   4.50%
                  $100,000 - $249,999.99               3.50%
                  $250,000-$499,999.99                 2.50%
                  $500,000-$999,999.99                 2.00%
                  $1,000,000 or greater                1.00%

Transfer Fee (see Note 2 below)                   No charge for first 12 transfers in a
                                                  contract year; thereafter, the fee is
                                                  $25 per transfer.

CONTRACT MAINTENANCE CHARGE (see Note 3 below)    $30 per contract per year


SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Charge            .85%
                                            ------
Total Separate Account Annual Expenses       .85%


INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

                                                                           Other Expenses
                                                                           (after expense
                                                    Management             reimbursement for            Total Annual
                                                    Fees                   certain Portfolios)          Portfolio Expenses
                                                    -----------            ----------------------       ------------------

AIM VARIABLE INSURANCE FUNDS, INC.
Managed by A I M Advisors, Inc.
   AIM V.I. Capital Appreciation Fund                  .62%                         .05%                      .67%
   AIM V.I. Value Fund                                 .61%                         .05%                      .66%

COVA SERIES TRUST(a)
Managed by J.P. Morgan Investment Management Inc.
   Select Equity Portfolio                             .68%                         .18%                      .86%
   Small Cap Stock Portfolio                           .85%                         .27%                     1.12%
   International Equity Portfolio                      .80%                         .28%                     1.08%
   Quality Bond Portfolio                              .55%                         .10%                      .65%
   Large Cap Stock Portfolio                           .65%                         .10%                      .75%
 Managed by Lord, Abbett & Co.
   Bond Debenture Portfolio                            .75%                         .10%                      .85%
   Mid-Cap Value Portfolio                            1.00%                         .30%                     1.30%
   Large Cap Research Portfolio                       1.00%                         .30%                     1.30%
   Developing Growth Portfolio                         .90%                         .30%                     1.20%
   Lord Abbett Growth and Income Portfolio(b)          .65%                         .07%                      .72%

GENERAL AMERICAN CAPITAL COMPANY
Managed by Conning Asset
Management Company
   Money Market Fund                                  .125%                         .08%                     .205%

TEMPLETON VARIABLE PRODUCTS SERIES FUND, CLASS 1 SHARES
Managed by Franklin Advisers, Inc.
   Franklin Small Cap Investments Fund(c)              .15%                          .85%                     1.00%
   Franklin Growth Investments Fund(d)                 .00%                         1.00%                     1.00%
Managed by Templeton Investment Counsel, Inc.
   Templeton International Fund                        .69%                          .17%                      .86%
   Templeton Stock Fund                                .70%                          .19%                      .89%
   Templeton Bond Fund                                 .50%                          .23%                      .73%


     (a) Since May 1, 1996, Cova has been reimbursing the investment portfolios of Cova Series Trust for all operating expenses (exclusive of the management fees) in excess of approximately .10%. Beginning May 1, 1999, Cova has discontinued this reimbursement arrangement for the Select Equity, Small Cap Stock and International Equity Portfolios. Therefore, the amounts shown above under "Other Expenses" have been restated to reflect the actual expenses for these Portfolios for the year ended December 31, 1998. Also effective May 1, 1999, Cova began reimbursing the Mid-Cap Value, Large Cap Research and
Developing Growth Portfolios for all operating expenses (exclusive of the management fees) in excess of approximately .30%,instead of .10%. This change is reflected above under "Other Expenses" for these three Portfolios. Absent the expense reimbursement, the percentages shown for total annual portfolio expenses for the year ended December 31, 1998 would have been .86% for the Quality Bond Portfolio, .94% for the Large Cap Stock Portfolio, .93% for the Bond Debenture Portfolio, 1.68% for the Mid-Cap Value Portfolio, 1.95% for the Large Cap Research Portfolio, and 1.70% for the Developing Growth Portfolio.

     (b) Estimated. The Portfolio commenced investment operations on January 8, 1999.

     (c) Figures reflect expenses from the Fund's inception on May 1, 1998, which have been annualized for the management fees and estimated for other expenses. The investment manager agreed in advance to limit management fees and make certain payments to reduce Fund expenses as necessary so that Total Annual Portfolio Expenses did not exceed 1.00% of the Fund's Class 1 net assets in 1998. The investment manager has agreed to continue this arrangement through 1999. Management Fees, Other Expenses and Total Annual Portfolio Expenses in 1998 before any waivers were .75%, 1.00% and 1.75% for the Franklin Small Cap Investments Fund.

     (d) Figures reflect expenses from the Fund's inception on May 1, 1998, which have been annualized for the management fees and estimated for other expenses. The investment manager agreed in advance to limit management fees and make certain payments to reduce Fund expenses as necessary so that Total Annual Portfolio Expenses did not exceed 1.00% of the Fund's Class 1 net assets in 1998. The investment manager has agreed to continue this arrangement through 1999. Management Fees, Other Expenses and Total Annual Portfolio Expenses in 1998 before any waivers were .60%, 4.08% and 4.68% for the Franklin Growth Investments Fund.

EXAMPLES:

The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

For purposes of the examples, the assumed average contract size is $30,000.

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets regardless of whether you surrender your contract at the end of each time period:

                                                                Time         Periods
                                                     1 year     3 years      5 years      10 years


AIM VARIABLE INSURANCE FUNDS, INC.
Managed by A I M Advisors, Inc.
   AIM V.I. Capital Appreciation Fund               $74.02      $108.57      $145.24     $247.19

   AIM V.I. Value Fund                              $73.92      $108.28      $144.75     $246.17

COVA SERIES TRUST
Managed by J.P. Morgan Investment Management Inc.
   Select Equity Portfolio                          $75.82      $114.05      $154.50      $266.26

   Small Cap Stock Portfolio                        $78.29      $121.50      $167.01      $291.73

   International Equity Portfolio                   $77.91      $120.36      $165.10      $287.86

   Quality Bond Portfolio                           $73.83      $107.99      $144.26      $245.16

   Large Cap Stock Portfolio                        $74.78      $110.88      $149.15      $255.27

Managed by Lord, Abbett & Co.
   Bond Debenture Portfolio                         $75.73      $113.76      $154.01      $265.27

   Mid-Cap Value Portfolio                          $79.99      $126.62      $175.58      $308.94

   Large Cap Research  Portfolio                    $79.99      $126.62      $175.58      $308.94

   Developing Growth Portfolio                      $79.04      $123.78      $170.83      $299.42

   Lord Abbett Growth and Income Portfolio          $74.49      $110.01      $147.69      $252.24

GENERAL AMERICAN CAPITAL COMPANY
Managed by Conning Asset Management Company
   Money Market Fund                                $69.59      $ 95.01      $122.20      $198.80

TEMPLETON VARIABLE PRODUCTS SERIES FUND,
CLASS 1 SHARES
Managed by Franklin Advisers, Inc.
   Franklin Small Cap Investments Fund              $77.15      $118.07      $161.26      $280.06

   Franklin Growth Investments Fund                 $77.15      $118.07      $161.26      $280.06

Managed by Templeton Investment Counsel, Inc.

   Templeton International Fund                     $75.82      $114.05      $154.50      $266.26

   Templeton Stock Fund                             $76.11      $114.91      $155.95      $269.24

   Templeton Bond Fund                              $74.59      $110.30      $148.17      $253.25



EXPLANATION OF FEE TABLE

     1. You may be entitled to a reduced sales charge if: 1) you indicate in writing that you will make additional purchase payments to your contract during a 13-month period; and 2) if the amount of the owner's investment (purchase payments plus contract value) falls within certain dollar ranges. See "Expenses" for a discussion of how the sales charge is determined.

     2. Cova will not charge you the transfer fee even if there are more than 12 transfers in a year if the transfer is under the Dollar Cost Averaging or Automatic Rebalancing Programs.

     3. During the accumulation phase, Cova will not charge the contract maintenance charge if the value of your contract is $50,000 or more, although, if you make a complete withdrawal, Cova will charge the contract maintenance charge.

     4. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.


THE ANNUITY CONTRACT

This Prospectus describes the Series A Fixed and Variable Annuity Contract offered by Cova.

An annuity is a contract between you, the owner, and an insurance company (in this case Cova), where the insurance company promises to pay an income to you, in the form of annuity payments, beginning on a designated date that is at least one month after we issue your contract. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the investment portfolios you select for the income phase.

The contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed by Cova. Cova guarantees that the interest rate credited to the fixed account will not be less than 3% per year. If you select the fixed account, your money will be placed with the other general account assets of Cova. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase.

As owner of the contract, you exercise all rights under the contract. You can change the owner at any time by notifying Cova in writing. You and your spouse can be named joint owners. We have described more information on this under "Other Information."

ANNUITY PAYMENTS (THE INCOME PHASE)

Selecting an Annuity Date

Under the contract you can receive regular income payments. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month.

We ask you to choose your annuity date when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one month after you buy the contract. Annuity payments must begin by the first day of a calendar month following the annuitant's 85th birthday or 10 years from the date the contract was issued, whichever is later.

Annuity Payments

Unless you designate another person to receive the annuity payments, Cova will pay you the annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from:

       the fixed account (fixed annuity payout);

       the investment portfolio(s) (variable annuity payout); or

       a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things:

     1) the value of your contract in the investment portfolio(s) on the annuity date,

     2) the assumed investment rate used in the annuity table for the contract, and

     3) the performance of the investment portfolios you selected.

If the actual performance exceeds the assumed investment rate (AIR), your annuity payments will increase. Similarly, if the performance is less than the AIR, your annuity payments will decrease. Currently, the AIR is 3%. Cova may change the AIR or add AIRs in the future.

Annuity payments will be paid in monthly installments or at any frequency acceptable to Cova. Each annuity payment will be reduced by a pro-rata portion of the contract maintenance charge. (See "Expenses").

Annuity payments are made monthly unless you have less than $5,000 to apply toward a payment. In that case, Cova may pay your annuity payment in a single lump sum. Likewise, if your annuity payments would be less than $100 a month, Cova has the right to change the frequency of payments so that your annuity payments are at least $100.

Selecting an Annuity Option

You can choose among income plans. We call those annuity options. We ask you to choose an annuity option when you purchase the contract. If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments. You can change the annuity option at any time before the annuity date with 30 days notice to us.

You can choose one of the following annuity options or any other annuity option acceptable to Cova. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make periodic annuity payments so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments.

OPTION 2. LIFE ANNUITY WITH 5, 10 OR 20 YEARS GUARANTEED. Under this option, we will make periodic annuity payments so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period. If you do not want to receive annuity payments, you can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make periodic annuity payments so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 66 2/3% or 50% of the amount that we would have paid if both were alive.

PURCHASE

PURCHASE PAYMENTS

A purchase payment is the money you give us to purchase the contract. When you make a purchase payment (we call this the "gross purchase payment"), we will deduct the sales charge and any applicable premium taxes before we allocate it to the investment portfolio(s) and/or the fixed account (we call this the "net purchase payment"). See "Expenses" for a discussion of the sales charge.

The minimum gross purchase payment we will accept is $5,000 when the contract is purchased as a non-qualified contract. If you are purchasing the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum gross purchase payment we will accept is $2,000. The maximum gross purchase payments we accept are $1 million without our prior approval. You can make additional gross purchase payments of $500 or more to any type of contract any time during the accumulation phase.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your net purchase payment to the fixed account and/or one or more of the investment portfolios you have selected. If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. Currently, you may allocate your money to any of the investment portfolios. Cova reserves the right to limit the number of investment portfolios you may invest in at any one time in the future. There is a $500 minimum allocation requirement for the fixed account and for each investment portfolio.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

Free Look

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it. Cova will refund the contract value plus the sales charge determined as of the business day that the refund is made, which may be less than your gross purchase payment. If you are 60 or older when we issue your contract, you can cancel it within 30 days from the date you received it for a refund of the value of your contract plus the sales charge. If you have purchased the contract as an IRA, we may be required to refund your gross purchase payment if you decide to cancel your contract within 10 days after receiving it.

ACCUMULATION UNITS

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

Every business day we determine the value of an accumulation unit for each of the investment portfolios. We do this by:

     1. determining the total amount of money invested in the particular investment portfolio;

     2. subtracting from that amount the mortality and expense risk charge and any other charges such as taxes we have deducted; and

     3. dividing this amount by the number of outstanding accumulation units.



The value of an accumulation unit may go up or down from business day to business day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the net purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

EXAMPLE:

On Monday we receive an additional purchase payment from you. The amount of the net purchase payment is $5,000. You have told us you want this to go to the Quality Bond Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Quality Bond Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Quality Bond Portfolio.

INVESTMENT OPTIONS

The contract offers 18 investment portfolios which are listed below. Additional investment portfolios may be available in the future.

The investment objectives and policies of certain investment portfolios are similar to the investment objectives and policies of other mutual funds that certain of the investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

Shares of the investment portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with Cova. Certain investment portfolios may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

Cova may enter into certain  arrangements  under which it is  reimbursed  by the
investment   portfolios'  advisers,   distributors  and/or  affiliates  for  the
administrative services that it provides to the portfolios.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING.


AIM VARIABLE INSURANCE FUNDS, INC.

AIM Variable Insurance Funds, Inc. is a management investment company with multiple portfolios. A I M Advisors, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

AIM V.I. Capital Appreciation Fund
AIM V.I. Value Fund

COVA SERIES TRUST

Cova Series Trust is managed by Cova Investment Advisory Corporation (Cova Advisory), which is an affiliate of Cova. Cova Series Trust is a mutual fund with multiple portfolios. Each investment portfolio has a different investment objective. Cova Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following investment portfolios are available under the contract:

J.P.  MORGAN  INVESTMENT  MANAGEMENT  INC. IS THE  SUB-ADVISER  TO THE FOLLOWING
PORTFOLIOS:

Select Equity Portfolio
Small Cap Stock Portfolio
International Equity Portfolio
Quality Bond Portfolio
Large Cap Stock Portfolio

LORD, ABBETT & CO. IS THE SUB-ADVISER TO THE FOLLOWING PORTFOLIOS:

Bond Debenture Portfolio
Mid-Cap Value Portfolio
Large Cap Research Portfolio
Developing Growth Portfolio
Lord Abbett Growth and Income Portfolio

GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company is a mutual fund with multiple portfolios. Each portfolio is managed by Conning Asset Management Company. The following portfolio is available under the contract:

Money Market Fund

TEMPLETON VARIABLE PRODUCTS SERIES FUND

Templeton Variable Products Series Fund is a mutual fund with multiple portfolios. Templeton Variable Products Series Fund issues two classes of shares
- Class 1 and Class 2. Only shares of Class 1 are available under your contract. Franklin Advisers, Inc. is the investment manager of the Franklin Growth Investments Fund and the Franklin Small Cap Investments Fund. Templeton
Investment Counsel, Inc. is the investment manager of the Templeton International Fund, the Templeton Bond Fund and the Templeton Stock Fund. The following portfolios are available under the contract:

Franklin Small Cap Investments Fund
Franklin Growth Investments Fund *
Templeton International Fund
Templeton Stock Fund
Templeton Bond Fund

* Effective December 15, 1999 the fund's name changed to Franklin Large Cap Growth Investments Fund and its principal strategies and risks were restated to those of investing primarily in large cap growth companies.

TRANSFERS

You can transfer money among the fixed account and the investment portfolios. Cova has reserved the right during the year to terminate or modify the transfer provisions described below.

You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the fixed account and to or from any investment portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer. The following apply to any transfer during the accumulation phase:

     1. The minimum amount which you can transfer is $500 or your entire value in the investment portfolio or fixed account. The minimum amount which must remain in an investment portfolio and/or the fixed account after a transfer is $500.

     2.  Your  request  for  transfer  must  clearly   state  which   investment
portfolio(s) or the fixed account are involved in the transfer.

     3. Your request for transfer must clearly state how much the transfer is for.

     4. We will process your transfer as of the end of the business day when our Service Office receives an acceptable transfer request which contains all required information (including the amount which is to be transferred and the investment portfolio(s) and/or fixed account involved in the transfer).

     5. Neither Cova nor its Service Office is liable for a transfer made in accordance with your instructions.

     6. Cova reserves the right to restrict the number of transfers per year and to restrict transfers from being made on consecutive business days.

     7. Your right to make transfers is subject to modification if Cova determines, in Cova's sole opinion, that the exercise of the right by one or more owners is or would be to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by Cova to be to the disadvantage of other owners. A modification could be applied to transfers to or from one or more of the investment portfolios and could include, but not be limited to:

     the requirement of a minimum time period between each transfer;

     not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or

     limiting the dollar amount that may be transferred between the investment portfolios by an owner at any one time.

     8. During the income phase you can only make transfers between the investment portfolios once each year. We measure a year from the anniversary of the day we issued your contract. You cannot transfer from a fixed annuity payout to a variable annuity payout, but you can transfer from a variable annuity payout to a fixed annuity payout at any time.

Telephone Transfers

You and/or your registered representative on your behalf can make transfers by telephone. Telephone transfers will be automatically permitted unless you tell us otherwise. If you own the contract with a joint owner, unless Cova is instructed otherwise, Cova will accept instructions from either you or the other owner. Cova will use reasonable procedures to confirm that instructions given us by telephone are genuine. If Cova fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Cova tape records all telephone instructions.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the Money Market Fund or the fixed account to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The Dollar Cost Averaging Program is available only during the accumulation phase.

The minimum amount which can be transferred each month is $500. You must have at least $6,000 in the Money Market Fund or the fixed account, (or the amount required to complete your program, if less) in order to participate in the Dollar Cost Averaging Program.

Cova reserves the right, without notice, to modify, terminate or suspend the Dollar Cost Averaging Program. Cova does not currently charge for participating in this program.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. The transfer date will be the 1st business day after the end of the period you selected. The Automatic Rebalancing Program is available only during the accumulation phase. Cova does not currently charge for participating in this program.

If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Quality Bond Portfolio and 60% to be in the Select Equity Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Quality Bond Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first business day of the next quarter, Cova would sell some of your units in the Quality Bond Portfolio to bring its value back to 40% and use the money to buy more units in the Select Equity Portfolio to increase those holdings to 60%.

VOTING RIGHTS

Cova is the legal owner of the investment portfolio shares. However, Cova believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Cova owns on its own behalf. Should Cova determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

Cova may be required to substitute one or more of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this. Cova may limit further purchases in an investment portfolio if it deems the investment inappropriate.

EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

MORTALITY AND EXPENSE RISK CHARGE

This charge is equivalent, on an annual basis, to .85% of the daily value of the contracts invested in an investment portfolio, after fund expenses have been deducted. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. This charge is also for administrative expenses. Cova may use any profits it makes from this charge to pay for the costs of distributing the contract.


CONTRACT MAINTENANCE CHARGE

During the accumulation phase, every year on the anniversary of the date when your contract was issued, Cova deducts $30 from your contract as a contract maintenance charge. This charge is for administrative expenses (see above). This charge cannot be increased.

Cova will not deduct this charge during the accumulation phase if when the deduction is to be made, the value of your contract is $50,000 or more. Cova may some time in the future discontinue this practice and deduct the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. A pro rata portion of the charge will be deducted if the annuity date is other than an anniversary. After the annuity date, the charge will be collected out of each annuity payment.

SALES CHARGE

Cova deducts a sales charge from a gross purchase payment before the payment is allocated to an investment portfolio and/or the fixed account. The amount of the sales charge depends on the "owner's investment." The owner's investment for the initial purchase payment equals the amount of the initial gross purchase payment. The owner's investment for subsequent purchase payments equals the gross subsequent purchase payment and the value of your contract on the day Cova receives the subsequent gross purchase payment. The charge is:


                                       Sales Charge (as a
                                       percentage of gross
Owner's Investment                     purchase payment)
--------------------                   --------------------

Less than $50,000                            5.75%
$50,000-$99,999.99                           4.50%
$100,000-$249,999.99                         3.50%
$250,000-$499,999.99                         2.50%
$500,000-$999,999.99                         2.00%
$1,000,000 or greater                        1.00%


HOW TO REDUCE THE SALES CHARGE

     You may be able to lower the sales charge you pay by indicating in writing the amount of gross purchase payments you intend to make during a 13 month period. You have 13 months from the date Cova receives the written indication to make the purchase payments you chose as your goal. We will deduct the sales charge based on the total of the purchase payments intended to be made plus the value of your contract on the date the first purchase payment is made. You are not obligated to reach your purchase payment goal. If you do not make the amount of purchase payments you indicated during the 13-month period, we will deduct an additional charge from your contract in the 14th month based on: (1) the actual gross purchase payments made during the 13 months; plus (2) the value of the contract on the date the first gross purchase payment was made. Any additional sales charge will be deducted during the 14th month from the investment portfolios and the fixed account in the ratio that they bear to the value of your contract. Cova reserves the right to modify, suspend or terminate this feature at any time.

In addition, Cova will reduce or eliminate the amount of the sales charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with Cova. Cova may not deduct a sales charge under a contract issued to an officer, director or employee of Cova or any of its affiliates.

PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Cova is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is Cova's current practice to not charge anyone for these taxes until annuity payments begin. Cova may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

TRANSFER FEE

You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 per transfer. We will deduct the transfer fee from the investment portfolio and/or the fixed account from which the transfer is made or from the amount transferred if the entire amount in the investment portfolio and/or the fixed account is transferred.

If the transfer is part of the Dollar Cost Averaging Program or the Automatic Rebalancing Program, it will not count in determining the transfer fee.

INCOME TAXES

Cova will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the fund prospectuses.

TAXES

NOTE: Cova has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. Cova has included in the Statement of Additional Information an additional discussion regarding taxes.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract - qualified or non-qualified (see following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g.,corporation or certain other entities other than a trust holding the contract as an agent for a natural person), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities
(IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 plans.

WITHDRAWALS - NON-QUALIFIED CONTRACTS

If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

     (1) paid on or after the taxpayer reaches age 59 1/2;

     (2) paid after you die;

     (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

     (4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

     (5) paid under an immediate annuity; or

     (6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS - QUALIFIED CONTRACTS

The above information describing the taxation of non-qualified contracts does not apply to qualified contracts. There are special rules that govern with respect to qualified contracts. We have provided a more complete discussion in the Statement of Additional Information.

WITHDRAWALS - TAX-SHELTERED ANNUITIES

The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement by owners from Tax-Sheltered Annuities.

Withdrawals can only be made when an owner:

     (1) reaches age 59 1/2;

     (2) leaves his/her job;

     (3) dies;

     (4) becomes disabled (as that term is defined in the Code); or

     (5) in the case of hardship.

However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Cova believes that the investment portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Cova would be considered the owner of the shares of the investment portfolios. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, Cova reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

ACCESS TO YOUR MONEY

You can have access to the money in your  contract:

       by making a withdrawal (either a partial or a complete withdrawal);

       by electing to receive annuity payments;  or

       when a death benefit is paid to your  beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal, less any contract maintenance charge. Cova will pay the amount of a withdrawal from the investment portfolios within 7 days of the withdrawal request unless the Suspension of Payments or Transfers provision is in effect (see below).

Unless you instruct Cova in advance otherwise, any partial withdrawal will be made pro rata from all the investment portfolios and the fixed account. Under most circumstances, the amount of any partial withdrawal must be for at least $500. Cova requires that after a partial withdrawal is made you keep at least $500 in any selected investment portfolio or the fixed account.

There are limits to the amount you can withdraw from a qualified plan referred to as a 403(b) plan. For a more complete explanation see "Taxes" and the discussion in the Statement of Additional Information.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SUSPENSION OF PAYMENTS OR TRANSFERS

Cova may be required to suspend or postpone payments for withdrawals or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2. trading on the New York Stock Exchange is restricted;

     3. an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or Cova cannot reasonably value the shares of the investment portfolios;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Cova has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

SYSTEMATIC WITHDRAWAL PROGRAM

You may use the Systematic Withdrawal Program. This program provides automatic monthly payments to you. Cova does not charge for participation in this program, but reserves the right to charge in the future.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

PERFORMANCE

Cova periodically advertises performance of the various investment portfolios. Cova will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk charge and the operating expenses of the portfolios. It does not reflect the deduction of any applicable contract maintenance charge and sales charge. The deduction of any applicable contract maintenance charge and sales charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the sales charge, mortality and expense risk charge, contract maintenance charge and the operating expenses of the portfolios.

For periods starting prior to the date the contracts were first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account. In addition, for certain investment portfolios performance may be shown for the period commencing from the inception date of the investment portfolio.

Cova may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

Appendix B contains performance information that you may find informative. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and the results shown are not necessarily representative of future results.

DEATH BENEFIT

UPON YOUR DEATH

If you die before annuity payments begin, Cova will pay a death benefit to your beneficiary (see below). Joint owners must be spouses. The surviving joint owner will be treated as the beneficiary.

If you, or a joint owner, who is not the annuitant, die during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at your death. If you die during the income phase, the beneficiary will become the owner of the contract.

At the time you buy the contract, you can select the Annual Step-Up Option or the Five Year Step-Up with 4% Accumulation Option. If you do not choose a death benefit option on the forms provided by Cova, the Annual Step-Up Option will be your death benefit.

The death benefits are described below. If you have a joint owner, the death benefit is determined based on the age of the oldest joint owner and the death benefit is payable on the death of the first joint owner.

ANNUAL STEP-UP OPTION:

The death  benefit will be the greatest of:

     1. Gross purchase payments less any withdrawals; or

     2. The value of your contract determined on the business day following the day when Cova receives both due proof of death and an election for payment; or

     3. The greatest contract value (as explained below).

The greatest contract value is evaluated at each contract anniversary prior to the date of your or your joint owner's death. On the contract anniversary, if the current contract value exceeds the greatest contract value, the greatest contract value will be increased to the current value of your contract. If a purchase payment is made, the amount of the gross purchase payment will increase the greatest contract value. If a withdrawal is made, the greatest contract value will be reduced by the amount withdrawn.

After you or your joint owner attains age 80, the greatest contract value is evaluated at each contract anniversary on or before your, or your joint owner's, 80th birthday. On the contract anniversary on or before your, or your joint owner's, 80th birthday, if the current contract value exceeds the greatest contract value, the greatest contract value will be increased to the current contract value. If a purchase payment is made, the amount of the gross purchase payment will increase the greatest contract value. If a withdrawal is made, the greatest contract value will be reduced by the amount withdrawn.

FIVE YEAR STEP-UP WITH 4% ACCUMULATION OPTION:

The death  benefit will be the greatest of:

     1. Gross purchase payments, less any withdrawals made on or before you or your joint owner's 80th birthday, accumulated at an effective annual rate of 4% until the owner's or joint owner's 80th birthday or death; plus any subsequent gross purchase payments less any subsequent withdrawals made subsequent to the owner's or a joint owner's 80th birthday; or

     2. The value of your contract determined on the business day following the day when Cova receives both due proof of death and an election for payment; or

     3. The greatest of the values of your contract resulting from taking the contract value on any 5 year contract anniversary while the owner, or a joint owner is living, on or before your, or your joint owner's 80th birthday, plus any gross purchase payments you made subsequent to that contract anniversary, less any withdrawals subsequent to that contract anniversary.

In certain states, one or both of the death benefit options described above may not be available. Check your contract for your applicable death benefit provision.

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name at the then current value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

The amount of the death benefit is determined as of the end of the business day during which Cova receives both due proof of death and an election for the payment option. The death benefit amount remains in the investment portfolios and/or the fixed account until distribution begins. From the time we determine the death benefit until we make a complete distribution, any amount in an investment portfolio will be subject to investment risk which is borne by the beneficiary.

DEATH OF ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you, as the owner automatically become the annuitant. You can name a new annuitant, subject to Cova's administrative rules then in effect. If the owner is a non-natural person (for example, a corporation), then the death or change of annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant during the income phase, the death benefit, if any, will be as provided for in the annuity option selected and will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

OTHER INFORMATION

COVA

Cova Financial Life Insurance Company ("Cova") was originally incorporated on September 6, 1972 as Industrial Indemnity Life Insurance Company, a California corporation and changed its name to Xerox Financial Life Insurance Company in 1986. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company ("General American Life") purchased Cova which on that date changed its name to Cova Financial Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of Cova Financial Services Life Insurance Company (Cova Life), the parent company of Cova. The acquisition of GenAmerica Corporation does not affect policy benefits or any other terms or conditions under your contract.

MetLife, headquartered in New York City since 1868, is a leading provider of insurance and financial products and services to individual and group customers.

Cova is  licensed to do  business  in the State of California.



THE SEPARATE ACCOUNT

Cova has established a separate account, Cova Variable Annuity Account Five (Separate Account), to hold the assets that underlie the contracts (except the assets allocated to the fixed account). The Board of Directors of Cova adopted a resolution to establish the Separate Account under Missouri insurance law on March 24, 1992. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into sub-accounts.

The assets of the Separate Account are held in Cova's name on behalf of the Separate Account and legally belong to Cova. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business Cova may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Cova may issue.

DISTRIBUTOR

Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the contracts. Life Sales is an affiliate of Cova.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions ranging up to 5.0% of purchase payments, depending on the size of the purchase payment. Commissions are reduced once certain breakpoints in purchase payments and/or contract value are achieved for a contract. In addition, broker-dealers will be paid annual trail commissions in the amount of .25% of purchase payments, beginning in year 2. Additional compensation will be paid through a marketing fee and asset-based fee arrangements.

OWNERSHIP

OWNER. You, as the owner of the contract, have all the interest and rights under the contract. The owner is as designated at the time the contract is issued, unless changed. You can change the owner at any time. A change will automatically revoke any prior designation of an owner.

The change must be:

       made in writing; and
       received at Cova's Service Office.

The change will become effective as of the date when the written request is signed. A new designation of owner will not apply to any payment Cova makes or action it takes before it receives the change.

JOINT OWNER. The contract can be owned by joint owners. Any joint owner must be the spouse of the other owner (except in states which do not allow this limitation on joint owners). Upon the death of either joint owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated. Joint owners must both authorize exercising any ownership rights (except telephone transfers) unless Cova permits otherwise.

ANNUITANT

The annuitant is the person whose life we look to when we make annuity payments. You may change the annuitant at any time prior to the annuity date unless the contract is owned by a non-natural person (e.g. a corporation). On or after the annuity date, any reference to the annuitant includes any joint annuitant.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die by written request at Cova's Service Office. The change is effective as of the date you signed the notice.

ASSIGNMENT

You can assign the contract at any time before the annuity date. Cova will not be bound by the assignment until it receives the written notice of the assignment at its Service Office. Cova will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

FINANCIAL STATEMENTS

The consolidated financial statements of Cova and the Separate Account have been included in the Statement of Additional Information.



         TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Company

Experts

Legal Opinions

Distribution

Calculation of Performance Information

Federal Tax Status

Annuity Provisions

Financial Statements


                                  APPENDIX

PERFORMANCE INFORMATION

FUTURE PERFORMANCE WILL VARY AND THE RESULTS SHOWN ARE NOT NECESSARILY REPRESENTATIVE OF FUTURE RESULTS.

PART 1 SEPARATE ACCOUNT PERFORMANCE

     Column A presents performance figures for the accumulation units which reflect the mortality and expense risk charge, the contract maintenance charge, the sales charge, and the fees and expenses of the investment portfolio. The performance shown in Column A is standardized average annual total return performance calculated according to SEC requirements.

     Column B presents performance figures for the accumulation units which reflect the mortality and expense risk charge as well as the expenses of the investment portfolio.

     The inception dates shown below reflect the dates the Separate Account first invested in the Portfolio. The performance returns for accumulation units investing in the portfolios in existence for less than one year are not annualized.

PART 1 AIM VARIABLE INSURANCE FUNDS, INC.
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1999
                                                                  Accumulation
                                                  Column A        Unit Performance
                                                 (reflects                               Column B
                                                 all charges                           (reflects mortality
                                                                                     and expense risk charge
                                                  and                                  and portfolio
                         Separate Account        portfolio                               expenses)
                         Inception Date          expenses)
Portfolio                in Portfolio            1 yr                    since           1 yr                    since
-----------------        ----------------        ----------              -------------   ----------              ----------
                                                                         inception                               inception
                                                                         -------------                           ----------

AIM VI Capital
  Appreciation Fund        12/31/97               23.21%                    9.78%          30.82%                  13.68%

AIM VI Value Fund          12/31/97               30.68%                   18.84%          38.76%                  23.05%

PART 1 COVA SERIES TRUST
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1999

                                                                  Accumulation
                                                               Unit Performance
                                                                                         Column B
                                                 Column A                          (reflects mortality
                                              (reflects all                         and expense risk charge
                                               charges and                           and portfolio
                         Separate Account       portfolio                               expenses)
                         Inception Date         expenses)
Portfolio                in Portfolio            1 yr                    since           1 yr                    since
-----------------        ----------------        ----------              -------------   ----------              ----------
                                                                         inception                               inception
                                                                         -------------                           ----------

Select Equity Portfolio      5/15/96              10.03%                  13.52%           16.83%                  15.63%
Small Cap Stock Portfolio    5/15/96              14.93%                   5.76%           22.03%                   7.72%
International Equity
   Portfolio                 5/14/96              20.59%                   7.86%           28.04%                   9.86%
Quality Bond Portfolio       5/20/96              -8.15%                   3.41%           -2.48%                   5.33%
Large Cap Stock Portfolio    5/16/96              20.37%                  21.11%           27.80%                  23.36%
Bond Debenture Portfolio     5/20/96              -2.33%                   6.95%            3.70%                   8.93%
Mid-Cap Value Portfolio      11/7/97               8.82%                    .60%           15.54%                   3.59%
Large Cap Research Portfolio 2/17/98              22.07%                   9.61%           29.61%                  12.87%
Developing Growth  Portfolio 11/7/97              28.36%                   6.23%           36.29%                   9.39%
Lord Abbett Growth and
   Income Portfolio          1/8/99                 -                     -5.59%             -                      0.24%



PART 1 GENERAL AMERICAN CAPITAL COMPANY
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED SEPTEMBER 30, 1999

                                                                  Accumulation
                                                               Unit Performance
                                                                                         Column B
                                                 Column A                          (reflects mortality
                                              (reflects all                         and expense risk charge
                                               charges and                           and portfolio
                         Separate Account       portfolio                               expenses)
                         Inception Date         expenses)
Portfolio                in Portfolio            1 yr              since           1 yr            since
-----------------        ----------------        ----------       -------------   ----------      ----------
                                                                  inception                       inception
                                                                  -------------                   ----------

Money Market  Fund         12/4/97               -1.85%              2.62%          4.21%           4.58%

PART 1 TEMPLETON VARIABLE PRODUCTS SERIES FUND, CLASS 1 SHARES
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1999
                                                                  Accumulation
                                                               Unit Performance
                                                                                         Column B
                                                 Column A                          (reflects mortality
                                              (reflects all                         and expense risk charge
                                               charges and                           and portfolio
                         Separate Account       portfolio                               expenses)
                         Inception Date         expenses)
Portfolio                in Portfolio            1 yr                    since           1 yr                    since
-----------------        ----------------        ----------              -------------   ----------              ----------
                                                                         inception                               inception
                                                                         -------------                           ----------

Franklin Small Cap
 Investments Fund              3/1/99               -                     19.76%            -                      27.18%
Franklin Growth                                                                             -
 Investments Fund              3/1/99               -                      9.60%                                   16.38%
Templeton International Fund   9/21/98              16.26%                -4.70%           23.44%                  -0.52%
Templeton Stock Fund           3/2/99               -                      1.47%            -                       7.75%
Templeton Bond Fund            3/1/99               -                     -7.65%            -                      -1.94%


PART 2  HISTORICAL FUND PERFORMANCE

Shares of certain portfolios have been offered prior to the time the Separate Account first invested in them and therefore have an investment performance history. In order to show how investment performance of certain portfolios affect accumulation unit values, we have developed performance information.

The chart below shows the investment performance of the portfolio and the accumulation unit performance calculated by assuming that accumulation units were invested in the portfolio for the same periods.

     The performance figures in Column A for the portfolio reflect the fees and expenses paid by the portfolio.

     Column B presents performance figures for the accumulation units which reflect the mortality and expense risk charge, the contract maintenance charge, the sales charge and the expenses of the portfolio.

     Column C presents performance figures for the accumulation units which reflect the mortality and expense risk charge as well as the fees and expenses of the portfolio.

PART 2
AIM VARIABLE INSURANCE FUNDS, INC.
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1999:

                                           Fund    Performance       Accumulation   Unit     Performance
                                           Column A                  Column   B                        Column C
                                                                   (reflects all               (reflects mortality and
                    Portfolio                                       charges and                 expense risk charge and
                    Inception                                       portfolio expenses)         portfolio expenses)
Portfolio           Date          1 yr     5 yrs        10 yrs     1 yr    5 yrs         10 yrs         1 yr      5 yrs     10 yrs
----------------    ---------    -------   ------  ------------  -------  -----------    -------------  -------  ---------  --------



AIM V.I. Capital
 Appreciation Fund    5/5/93     32.11%    18.15%     17.56%     23.21%     16.02%         15.69%         30.82%   17.30%    16.71%
AIM V.I. Value Fund   5/5/93     40.15%    22.94%     20.96%     30.68%     20.81%         19.09%         38.76%   22.09%    20.11%

PART 2 COVA SERIES TRUST
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1999
                                              Fund Performance                       Accumulation
                                                                                   Unit Performance
                                                                                                       Column C
                                                  Column A             Column B                        (reflects mortality and
                                                                      (reflects all charges            expense risk charge and
                                                                       and portfolio                   portfolio expenses)
                                                                       expenses)
                         Portfolio
Portfolio                Inception Date           1 yr          since           1 yr         since       1 yr           since
-----------------        ----------------        ----------     -------------   ----------   ----------  ---------      -----------
                                                                inception                    inception                  inception
                                                                -------------                ----------                 -----------

Lord Abbett Growth and
  Income Portfolio          1/8/99                 -             0.83%            -           -5.59%       -             0.24%
Bond Debenture Portfolio    5/1/96                4.66%          9.91%          -2.33%         6.95%      3.70%          8.93%
Developing Growth
  Portfolio                8/20/97               37.67%         10.24%          28.36%         6.23%     36.29%          9.39%
Large Cap Research
  Portfolio                8/20/97               30.85%         13.74%          22.07%         9.61%     29.61%         12.87%
Mid-Cap Value Portfolio    8/20/97               16.60%          4.34%           8.82%         0.60%     15.54%          3.59%
Quality Bond Portfolio      5/1/96               -1.63%          6.23%          -8.15%         3.41%     -2.48%          5.33%
Small Cap Stock Portfolio   5/1/96               23.11%          8.68%          14.93%         5.76%     22.03%          7.72%
Large Cap Stock Portfolio   5/1/96               29.08%         24.53%          20.37%        21.11%     27.80%         23.36%
Select Equity Portfolio     5/1/96               17.87%         16.70%          10.03%        13.52%     16.83%         15.63%
International Equity
  Portfolio                 5/1/96               29.28%         10.87%          20.59%         7.86%     28.04%          9.86%

PART 2 GENERAL AMERICAN CAPITAL COMPANY MONEY MARKET FUND
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1999:

                                           Fund    Performance       Accumulation   Unit     Performance
                                           Column A                  Column   B                        Column C
                                                                   (reflects all               (reflects mortality and
                    Portfolio                                       charges and                 expense risk charge and
                    Inception                                       portfolio expenses)         portfolio expenses)
Portfolio           Date          1 yr     5 yrs        10 yrs     1 yr    5 yrs         10 yrs         1 yr      5 yrs     10 yrs
----------------    ---------    -------   ------  ------------  -------  -----------    -------------  -------  ---------  --------


Money Market Fund    10/1/87       5.12%     5.57%      5.44%     -1.85%     3.44%          3.90%          4.21%    4.72%     4.59%

TEMPLETON VARIABLE PRODUCTS SERIES FUND, CLASS 1 SHARES
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1999:

                                           Fund    Performance       Accumulation   Unit     Performance
                                           Column A                  Column   B                        Column C
                                                                   (reflects all               (reflects mortality and
                    Portfolio                                       charges and                 expense risk charge and
                    Inception                                       portfolio expenses)         portfolio expenses)
Portfolio           Date          1 yr     5 yrs        10 yrs     1 yr    5 yrs         10 yrs         1 yr      5 yrs     10 yrs
----------------    ---------    -------   ------  ------------  -------  -----------    -------------  -------  ---------  --------

Templeton
 International Fund    5/1/92      24.62%    13.30%     13.95%     16.26%    11.17%         12.20%         23.44%   12.45%    13.10%
Templeton Stock Fund   8/24/88     27.47%    12.79%     11.76%     20.77%    10.66%         10.22%         26.62%   11.94%    10.91%
Templeton Bond Fund   8/24/88      -1.94%     5.62%      6.31%     -8.64%     3.49%          4.77%         -2.79%    4.77%     5.46%
Franklin Small Cap
 Investments Fund     5/1/98       51.70%      -        10.65%     45.00%      -             5.61%         50.85%     -        9.80%
Franklin Growth
 Investments Fund     5/1/98       37.81%      -        21.98%     31.11%      -            16.94%         36.96%     -       21.13%



---------------------------
---------------------------                                            STAMP
---------------------------


                              Cova Financial Life
                               Insurance Company
                              Attn: Variable Products
                              One Tower Lane
                              Suite 3000
                              Oakbrook Terrace, Illinois 60181-4644




     Please send me, at no charge, the Statement of Additional Information dated February __, 2000 for the Series A Annuity Contract issued by Cova.


                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

             INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT

                                    issued by

                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                                       AND

                      COVA FINANCIAL LIFE INSURANCE COMPANY



THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED FEBRUARY ___, 2000 FOR THE SERIES A INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644,
(800) 831-5433.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED FEBRUARY __, 2000.


                              TABLE OF CONTENTS


                                                         Page

COMPANY

EXPERTS

LEGAL OPINIONS

DISTRIBUTION

REDUCTION OR ELIMINATION OF SALES CHARGE

CALCULATION OF PERFORMANCE INFORMATION
Total Return
Historical Unit Values
Reporting Agencies

FEDERAL TAX STATUS
General
Diversification
Multiple Contracts
Contracts Owned by Other than Natural Persons
Tax Treatment of Assignments
Death Benefits
Income Tax Withholding
Tax Treatment of Withdrawals - Non-Qualified Contracts
Qualified Plans
Tax Treatment of Withdrawals - Qualified Contracts
Tax-Sheltered Annuities - Withdrawal Limitations

ANNUITY PROVISIONS
Variable Annuity
Fixed Annuity
Annuity Unit
Net Investment Factor
Mortality and Expense Guarantee

FINANCIAL STATEMENTS

                                   COMPANY



Cova   Financial  Life   Insurance   Company  (the   "Company")  was  originally
incorporated on September 6, 1972 as Industrial Indemnity Life Insurance Company, a California corporation and changed its name on January 1, 1986 to Xerox Financial Life Insurance Company. The Company presently is licensed to do business in the state of California. On June 1, 1995 a wholly-owned subsidiary of General American Life Insurance Company ("General American Life") purchased Xerox Financial Services Life Insurance Company ("Xerox Life"), an affiliate of the Company, from Xerox Financial Services, Inc. The acquisition of Xerox Life included related companies, including the Company. On June 1, 1995 the Company changed its name to Cova Financial Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of Cova Financial Services Life Insurance Company (Cova Life), the parent company of Cova. The acquisition of GenAmerica Corporation does not affect policy benefits or any other terms or conditions under your contract.

Cova is  licensed to do  business  in the State of California.


                                   EXPERTS

The balance sheets of the Company as of December 31, 1998 and 1997, and the related statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998, and the statement of assets and liabilities of the Separate Account as of December 31, 1998, and the related statement of operations for the year then ended and the statements of changes in net assets for the two years then ended, have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                                LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

                                 DISTRIBUTION

Cova Life Sales Company ("Life Sales") acts as the distributor. Prior to June 1, 1995, Cova Life Sales Company was known as Xerox Life Sales Company. Life Sales is an affiliate of the Company. The offering is on a continuous basis.


                REDUCTION OR ELIMINATION OF THE SALES CHARGE

The amount of the Sales Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the Sales Charge will be determined by the Company after examination of all the relevant factors such as:

     1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     2. The total amount of purchase payments to be received will be considered. Per Contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

     3. Any prior or existing relationship with the Company will be considered. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the Sales Charge.

The Sales Charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the Sales Charge be permitted where the reduction or elimination of the Sales Charge will be unfairly discriminatory to any person.

                     CALCULATION OF PERFORMANCE INFORMATION

Total Return

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a .95% Mortality and Expense Risk Charge, the Sales Charge and the expenses for the underlying investment portfolio being advertised and any applicable Contract Maintenance Charge.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable
Contract Maintenance Charge and any Sales Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                         n
                               P (1  + T)  =  ERV

Where:
P    =  a hypothetical initial payment of $1,000
T    =  average annual total return
n    =  number of years
ERV  =  ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical
        $1,000 payment made at the beginning of the time
        periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of the Sales Charge. The deduction of any Sales Charge would reduce any percentage increase or make greater any percentage decrease.

You should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what your total return may be in any future period.

Historical Unit Values

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

Reporting Agencies

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.


                             FEDERAL TAX STATUS

GENERAL

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all investment portfolios underlying the Contracts will
be  managed  in  such  a  manner  as  to  comply   with  these   diversification
requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

DEATH BENEFITS

Any death benefit paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

QUALIFIED PLANS

The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a.     Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations" below.) Employee loans are not allowable under the Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.     Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

       Roth IRAs

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year period beginning with tax year 1998.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.     Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Purchasers of Contracts for use with Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b)(Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable)(for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (h) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8)of the Code.) The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX-SHELTERED ANNUITIES - WITHDRAWAL LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59 1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value which represents contributions made by the Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect transfers between Tax-Sheltered Annuity Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                              ANNUITY PROVISIONS

VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio(s) of the Separate Account. At the Annuity Date, the Contract Value in each investment portfolio will be applied to the applicable Annuity Tables. The Annuity Table used will depend upon the Annuity Option chosen. On the Annuity Date, a fixed number of Annuity Units will be purchased as follows:

The first Annuity Payment is equal to A divided first by B then multiplied by C where:

   A.  is the Variable Annuity Value.
   B.  is $1,000.
   C. is the appropriate Annuity Payment amount for each $1,000 of Variable Annuity Value for the Annuity Option elected.

Each Annuity Payment will be reduced by a pro rata portion of the annual Contract Maintenance Charge. In each Subaccount, the fixed number of Annuity Units is determined by dividing the amount of the initial Annuity Payment determined for each Subaccount by the Annuity Unit value on the Annuity Date. Thereafter, the number of Annuity Units in each Subaccount remains unchanged unless you elect a transfer between Subaccounts. All calculations will appropriately reflect the Annuity Payment frequency selected.

On the date of each subsequent Annuity Payment, the total Annuity Payment is the sum of the Annuity Payments for each Subaccount reduced by the Contract
Maintenance Charge. The Annuity Payment in each Subaccount is determined by multiplying the number of Annuity Units then allocated to such Subaccount by the Annuity Unit value for that Subaccount.

The dollar amount of Variable Annuity Payments for each applicable Subaccount after the first is determined as follows:

1) the dollar amount of the first Variable Annuity Payment is divided by the Annuity Unit Value for each applicable Subaccount as of the Annuity Date.

2) the established number of Annuity Units per payment in each Subaccount is multiplied by the Annuity Unit value for that Subaccount for the last business day of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable Subaccount.

ANNUITY UNIT

The value of an Annuity Unit for each sub-account was arbitrarily set initially. This was done when the first investment portfolio shares were purchased. The Subaccount Annuity Unit value at the end of any subsequent business day is determined by multiplying the Subaccount Annuity Unit value for the immediately preceding business day by the net investment factor for the day for which the Annuity Unit Value is being calculated; and dividing the result by the factor equivalent to the Assumed Investment Rate for the period from the immediately preceding business day to the current business day. The Assumed Investment Rate is 3%.

NET INVESTMENT FACTOR

The net investment factor for any Subaccount of the Variable Account for any business day is determined by dividing:

1) the Accumulation Unit Value as of the close of the current business day; by

2) the Accumulation Unit Value as of the close of the immediately preceding business day.

The net investment factor may be greater or less than one, as the Annuity Unit Value may increase or decrease.

FIXED ANNUITY

A fixed annuity is a series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The General Account Value on the day immediately preceding the Annuity Date will be used to determine the Fixed Annuity monthly payment. Each Annuity Payment will be reduced by a pro rata portion of the annual contract maintenance charge. The first monthly Annuity Payment will be based upon the Annuity Option elected and the appropriate Annuity Option Table.

MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.


                             FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.



COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
September 30, 1999
Unaudited


Assets:
 Investments:
   Cova Series Trust (Cova)
    Lord Abbett Growth and Income Portfolio         2,009,113 shares at a net asset value of $21.791180 per share     $ 43,780,931
    Bond Debenture Portfolio                          928,126 shares at a net asset value of $12.007691 per share       11,144,654
    Developing Growth Portfolio                       113,518 shares at a net asset value of $12.276121 per share        1,393,564
    Large Cap Research Portfolio                      118,885 shares at a net asset value of $13.050142 per share        1,551,466
    Mid-Cap Value Portfolio                           114,140 shares at a net asset value of $10.901244 per share        1,244,272
    Quality Bond Portfolio                            726,064 shares at a net asset value of $10.670452 per share        7,747,425
    Small Cap Stock Portfolio                         675,875 shares at a net asset value of $12.783032 per share        8,639,737
    Large Cap Stock Portfolio                       1,660,641 shares at a net asset value of $18.449313 per share       30,637,681
    Select Equity Portfolio                         1,394,338 shares at a net asset value of $14.233562 per share       19,846,396
    International Equity Portfolio                    832,520 shares at a net asset value of $13.710082 per share       11,413,912
   General American Capital Company (GACC):
    Money Market Fund                                  88,790 shares at a net asset value of $19.971255 per share         1,773,252
   Russell Insurance Funds (Russell):
    Multi-Style Equity Fund                           150,241 shares at a net asset value of    $15.32 per share         2,301,685
    Aggressive Equity Fund                             29,785 shares at a net asset value of    $11.80 per share           351,462
    Non-US Fund                                        86,802 shares at a net asset value of    $12.19 per share         1,058,121
    Core Bond Fund                                    198,953 shares at a net asset value of    $10.06 per share         2,001,463
    Real Estate Securities Fund                         2,698 shares at a net asset value of     $8.96 per share            24,176
   AIM Variable Insurance Funds, Inc. (AIM):
    AIM V.I. Value Fund                                50,029 shares at a net asset value of    $28.96 per share         1,448,852
    AIM V.I. Capital Appreciation Fund                 15,106 shares at a net asset value of    $26.84 per share           405,448
    AIM V.I. International Equity Fund                 11,116 shares at a net asset value of    $21.44 per share           238,336
   Alliance Variable Products Series Fund
     Inc. (Alliance):
    Premier Growth Portfolio                           56,332 shares at a net asset value of    $33.27 per share         1,874,174
    Real Estate Investment Portfolio                   23,027 shares at a net asset value of     $8.95 per share           206,090
   Liberty Variable Investment Trust (Liberty):
    Newport Tiger Fund, Variable Series                15,542 shares at a net asset value of     $1.96 per share            30,462
   Goldman Sachs Variable Insurance
     Trust (Goldman Sachs):
    Growth and Income Fund                             20,862 shares at a net asset value of    $10.13 per share           211,331
    International Equity Fund                          24,223 shares at a net asset value of    $12.90 per share           312,481
    Global Income Fund                                  3,241 shares at a net asset value of    $10.18 per share            32,995
   Kemper Variable Series (Kemper):
    Kemper Dreman High Return Equity Portfolio            104 shares at a net asset value of $0.933740 per share                97
    Kemper Small Cap Growth Portfolio                  49,905 shares at a net asset value of $2.026570 per share           101,136
    Kemper Small Cap Value Portfolio                  210,343 shares at a net asset value of $1.037000 per share           218,126
    Kemper Government Securities Portfolio            271,363 shares at a net asset value of $1.158070 per share           314,257
   MFS Variable Insurance Trust (MFS):
    MFS Bond Series                                         9 shares at a net asset value of    $10.97 per share               103
    MFS Research Series                                35,132 shares at a net asset value of    $19.15 per share           672,775
    MFS Growth with Income Series                      63,787 shares at a net asset value of    $19.28 per share         1,229,807
    MFS Emerging Growth Series                         37,040 shares at a net asset value of    $24.47 per share           906,359
    MFS Foreign & Colonial Emerging Markets
     Equity Series                                      4,353 shares at a net asset value of     $6.32 per share            27,513
    MFS High Income Series                             17,158 shares at a net asset value of    $11.20 per share           192,171
    MFS Global Governments Series                         814 shares at a net asset value of    $10.13 per share             8,245

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
September 30, 1999
Unaudited


Assets, continued:
 Investments, continued:
   Oppenheimer Variable Account Funds
     (Oppenheimer):
    Oppenheimer Capital Appreciation Fund              2,798 shares at a net asset value of    $38.79 per share       $ 108,538
    Oppenheimer Main Street Growth & Income Fund      13,314 shares at a net asset value of    $22.04 per share         293,450
    Oppenheimer High Income Fund                      15,235 shares at a net asset value of    $10.55 per share         160,729
    Oppenheimer Bond Fund                             57,271 shares at a net asset value of    $11.47 per share         656,898
    Oppenheimer Strategic Bond Fund                   15,329 shares at a net asset value of     $4.85 per share          74,346
   Putnam Variable Trust (Putnam)
    Putnam VT Growth and Income Fund                  52,120 shares at a net asset value of    $26.22 per share       1,366,583
    Putnam VT New Value Fund                           2,434 shares at a net asset value of    $11.67 per share          28,407
    Putnam  VT Vista Fund                             11,971 shares at a net asset value of    $15.93 per share         190,690
    Putnam VT International Growth Fund               64,114 shares at a net asset value of    $15.99 per share       1,025,181
    Putnam VT International New Opportunities Fund     8,167 shares at a net asset value of    $14.83 per share         121,111
   Templeton Variable Products Series Fund
     (Templeton):
    Templeton Bond Fund                                  621 shares at a net asset value of    $10.05 per share           6,238
    Franklin Small Cap Investments Fund               14,267 shares at a net asset value of    $11.29 per share         161,069
    Templeton Stock Fund                               3,977 shares at a net asset value of    $20.78 per share          82,651
    Templeton International Fund                      16,324 shares at a net asset value of    $19.59 per share         319,788
    Templeton Developing Markets Fund                 18,312 shares at a net asset value of     $6.16 per share         112,799
    Mutual Shares Investments Fund                     8,184 shares at a net asset value of    $10.04 per share          82,168
    Franklin Growth Investments Fund                   4,251 shares at a net asset value of    $13.17 per share          55,986
   Variable Insurance Products Fund, Fund II and
     Fund III (Fidelity):
    VIP Growth Portfolio                                 946 shares at a net asset value of    $44.47 per share          42,052
    VIP II Contrafund Portfolio                          297 shares at a net asset value of    $24.84 per share           7,365
    VIP III Growth Opportunities Portfolio               275 shares at a net asset value of    $21.75 per share           5,970
    VIP III Growth & Income Portfolio                  5,005 shares at a net asset value of    $15.98 per share          79,972
    VIP Equity-Income Portfolio                        1,494 shares at a net asset value of    $24.88 per share          37,174
                                                                                                                ----------------
        Total assets                                                                                              $ 158,360,120
                                                                                                                ================

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
September 30, 1999
Unaudited


Liabilities:
    GACC Money Market                                         $ 68
    Russell Multi-Style Equity                                  87
    Russell Aggressive Equity                                   13
    Russell Non-US                                              40
    Russell Core Bond                                           77
    Russell Real Estate Securities                               1
    AIM V.I. Value                                              55
    AIM V.I. Capital Appreciation                               16
    AIM V.I. International Equity                                9
    Alliance Premier Growth                                     71
    Alliance Real Estate Investment                              8
    Liberty Newport Tiger Fund, Variable                       175
    Goldman Sachs Growth and Income                              8
    Goldman Sachs International Equity                          12
    Goldman Sachs Global Income                                  1
    Kemper Small Cap Growth                                      4
    Kemper Small Cap Value                                       8
    Kemper Government Securities                                12
    MFS Research                                                26
    MFS Growth with Income                                      47
    MFS Emerging Growth                                         35
    MFS/Foreign & Colonial Emerging Markets Equity               1
    MFS High Income                                              7
    MFS Global Governments                                       1
    Oppenheimer Capital Appreciation                             4
    Oppenheimer Main Street Growth & Income                     11
    Oppenheimer High Income                                      6
    Oppenheimer Bond                                            25
    Oppenheimer Strategic Bond                                   3
    Putnam VT Growth and Income                                 52
    Putnam VT New Value                                          1
    Putnam VT Vista                                              7
    Putnam VT International Growth                              39
    Putnam VT International New Opportunities                    5
    Templeton Bond                                               1
    Franklin Small Cap Investments                               6
    Templeton Stock                                              3
    Templeton International                                     12
    Templeton Developing Markets                                 4
    Templeton Mutual Shares Investments                          3
    Franklin Growth Investments                                  2
    Fidelity VIP Growth                                          2
    Fidelity VIP III Growth & Income                             3
    Fidelity VIP Equity-Income                                   1
                                                           ========
           Total liabilities                                 $ 972
                                                           ========

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
September 30, 1999
Unaudited


Net assets:
 Accumulation units:
   Cova Lord Abbett Growth and Income              1,217,834 accumulation units at   $35.846834 per unit  $ 43,655,480
   Cova Bond Debenture                               837,590 accumulation units at   $13.297003 per unit    11,137,440
   Cova Developing Growth                            116,502 accumulation units at   $11.961763 per unit     1,393,564
   Cova Large Cap Research                           121,344 accumulation units at   $12.785720 per unit     1,551,466
   Cova Mid-Cap Value                                116,798 accumulation units at   $10.653220 per unit     1,244,272
   Cova Quality Bond                                 667,347 accumulation units at   $11.609294 per unit     7,747,425
   Cova Small Cap Stock                              648,561 accumulation units at   $13.321396 per unit     8,639,737
   Cova Large Cap Stock                            1,516,790 accumulation units at   $20.192781 per unit    30,628,204
   Cova Select Equity                              1,217,194 accumulation units at   $16.298247 per unit    19,838,133
   Cova International Equity                         824,058 accumulation units at   $13.850867 per unit    11,413,912
   GACC Money Market                                 155,466 accumulation units at   $11.405631 per unit     1,773,184
   Russell Multi-Style Equity                        176,484 accumulation units at   $13.041389 per unit     2,301,598
   Russell Aggressive Equity                          38,075 accumulation units at    $9.230506 per unit       351,449
   Russell Non-US                                     85,959 accumulation units at   $12.309179 per unit     1,058,081
   Russell Core Bond                                 191,346 accumulation units at   $10.459537 per unit     2,001,386
   Russell Real Estate Securities                      2,631 accumulation units at    $9.190015 per unit        24,175
   AIM V.I. Value                                    101,490 accumulation units at   $14.275217 per unit     1,448,797
   AIM V.I. Capital Appreciation                      32,599 accumulation units at   $12.436827 per unit       405,432
   AIM V.I. International Equity                      19,301 accumulation units at   $12.347899 per unit       238,327
   Alliance Premier Growth                           119,026 accumulation units at   $15.745289 per unit     1,874,103
   Alliance Real Estate Investment                    27,187 accumulation units at    $7.580283 per unit       206,082
   Liberty Newport Tiger Fund, Variable                2,640 accumulation units at   $11.474808 per unit        30,287
   Goldman Sachs Growth and Income                    22,226 accumulation units at    $9.507941 per unit       211,323
   Goldman Sachs International Equity                 25,535 accumulation units at   $12.237176 per unit       312,469
   Goldman Sachs Global Income                         3,125 accumulation units at   $10.557479 per unit        32,994
   Kemper Dreman High Return Equity                       10 accumulation units at    $9.670000 per unit            97
   Kemper Small Cap Growth                             8,512 accumulation units at   $11.881303 per unit       101,132
   Kemper Small Cap Value                             25,590 accumulation units at    $8.523422 per unit       218,118
   Kemper Government Securities                       29,619 accumulation units at   $10.609487 per unit       314,245
   MFS Bond                                               10 accumulation units at   $10.341000 per unit           103
   MFS Research                                       54,844 accumulation units at   $12.266571 per unit       672,749
   MFS Growth with Income                            106,616 accumulation units at   $11.534481 per unit     1,229,760
   MFS Emerging Growth                                60,675 accumulation units at   $14.937310 per unit       906,324
   MFS/Foreign & Colonial Emerging Markets Equity      3,944 accumulation units at    $6.976271 per unit        27,512
   MFS High Income                                    18,975 accumulation units at   $10.127249 per unit       192,164
   MFS Global Governments                                793 accumulation units at   $10.391322 per unit         8,244
   Oppenheimer Capital Appreciation                    8,125 accumulation units at   $13.358170 per unit       108,534
   Oppenheimer Main Street Growth & Income            26,331 accumulation units at   $11.144103 per unit       293,439
   Oppenheimer High Income                            15,972 accumulation units at   $10.062994 per unit       160,723
   Oppenheimer Bond                                   64,157 accumulation units at   $10.238538 per unit       656,873
   Oppenheimer Strategic Bond                          7,366 accumulation units at   $10.093478 per unit        74,343
   Putnam VT Growth and Income                       121,847 accumulation units at   $11.215192 per unit     1,366,531
   Putnam VT New Value                                 2,771 accumulation units at   $10.249387 per unit        28,406
   Putnam VT Vista                                    15,084 accumulation units at   $12.641068 per unit       190,683
   Putnam VT International Growth                     74,675 accumulation units at   $13.728132 per unit     1,025,142
   Putnam VT International New Opportunities           8,299 accumulation units at   $14.593575 per unit       121,106


COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
September 30, 1999
Unaudited


Net assets, continued:
    Accumulation units, continued:
      Templeton Bond                                637 accumulation units at   $9.795096 per unit                 $ 6,237
      Franklin Small Cap Investments             12,669 accumulation units at  $12.713311 per unit                 161,063
      Templeton Stock                             7,256 accumulation units at  $11.390124 per unit                  82,648
      Templeton International                    32,436 accumulation units at   $9.858587 per unit                 319,776
      Templeton Developing Markets               12,351 accumulation units at   $9.132548 per unit                 112,795
      Templeton Mutual Shares Investments         8,309 accumulation units at   $9.888972 per unit                  82,165
      Franklin Growth Investments                 4,816 accumulation units at  $11.623799 per unit                  55,984
      Fidelity VIP Growth                         2,911 accumulation units at  $14.445422 per unit                  42,050
      Fidelity VIP II Contrafund                    565 accumulation units at  $13.028946 per unit                   7,365
      Fidelity VIP III Growth Opportunities         521 accumulation units at  $11.449022 per unit                   5,970
      Fidelity VIP III Growth & Income            6,536 accumulation units at  $12.234362 per unit                  79,969
      Fidelity VIP Equity-Income                  3,419 accumulation units at  $10.872928 per unit                  37,173
                                                                                                           ----------------
                                                                                                               158,208,743
    Annuity units:
      Cova Lord Abbett Growth and Income          4,541 annuity units at       $27.628002 per unit                 125,451
      Cova Bond Debenture                           571 annuity units at       $12.627277 per unit                   7,214
      Cova Large Cap Stock                          494 annuity units at       $19.175732 per unit                   9,477
      Cova Select Equity                            534 annuity units at       $15.477346 per unit                   8,263
                                                                                                           ================
           Total net assets                                                                                  $ 158,359,148
                                                                                                           ================


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited



                                                                                    Cova
                                        ------------------------------------------------------------------------------------------
                                                                                  VKAC      Lord Abbett
                                                                                 Growth        Growth
                                         Quality        Money       Stock          and          and          Bond     Developing
                                        Income (1)   Market (1)   Index (1)    Income (1)      Income     Debenture     Growth
                                        ------------ ------------ -----------  ------------ ------------- ----------- ------------
Income:
   Dividends                           $     27,755          223      13,623        13,703             -     213,945            -
                                        ------------ ------------ -----------  ------------ ------------- ----------- ------------

Expenses:
   Mortality and expense risk                   211           73         637           582       395,055      96,512       10,515
   Administrative fee                            25            9          76            70        47,407      11,582        1,262
                                        ------------ ------------ -----------  ------------ ------------- ----------- ------------
       Total expenses                           236           82         713           652       442,462     108,094       11,777
                                        ------------ ------------ -----------  ------------ ------------- ----------- ------------

       Net investment income (loss)          27,519          141      12,910        13,051      (442,462)    105,851      (11,777)
                                        ------------ ------------ -----------  ------------ ------------- ----------- ------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                 (16,882)           -     308,127       112,186        42,645      17,898        1,444
   Realized gain distributions                    -            -     232,665       207,864             -      69,331            -
                                        ------------ ------------ -----------  ------------ ------------- ----------- ------------
       Net realized gain (loss)             (16,882)           -     540,792       320,050        42,645      87,229        1,444
                                        ------------ ------------ -----------  ------------ ------------- ----------- ------------

Change in unrealized appreciation           (19,209)           -    (491,713)     (316,285)      232,226    (373,201)      77,537
                                        ------------ ------------ -----------  ------------ ------------- ----------- ------------

       Net increase (decrease) in net
         from operations               $     (8,572)         141      61,989        16,816      (167,591)   (180,121)      67,204
                                        ============ ============ ===========  ============ ============= =========== ============


(1)  Sub-account ceased operations on January 8, 1999.

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited



                                                                                Cova
                                         ------------------------------------------------------------------------------------------

                                           Large                               Small      Large
                                            Cap       Mid-Cap    Quality        Cap        Cap           Select      International
                                         Research      Value      Bond         Stock      Stock          Equity         Equity
                                         ----------   --------- -----------  ----------- -----------  -------------  --------------
Income:
   Dividends                           $     2,277       1,536      81,794       24,018      42,000         53,137          55,097
                                         ----------   --------- -----------  ----------- -----------  -------------  --------------

Expenses:
   Mortality and expense risk               10,030      10,494      68,645       77,231     272,207        189,168         100,860
   Administrative fee                        1,204       1,259       8,237        9,268      32,664         22,700          12,103
                                         ----------   --------- -----------  ----------- -----------  -------------  --------------
       Total expenses                       11,234      11,753      76,882       86,499     304,871        211,868         112,963
                                         ----------   --------- -----------  ----------- -----------  -------------  --------------

       Net investment income (loss)         (8,957)    (10,217)      4,912      (62,481)   (262,871)      (158,731)        (57,866)
                                         ----------   --------- -----------  ----------- -----------  -------------  --------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                  4,134       7,230      15,901       (7,477)    237,047        166,219          77,197
   Realized gain distributions                   -           -      40,932            -     916,687      1,803,409         147,250
                                         ----------   --------- -----------  ----------- -----------  -------------  --------------
       Net realized gain (loss)              4,134       7,230      56,833       (7,477)  1,153,734      1,969,628         224,447
                                         ----------   --------- -----------  ----------- -----------  -------------  --------------

Change in unrealized appreciation           61,631      25,586    (243,391)     540,363    (101,300)    (2,722,128)        612,687
                                         ----------   --------- -----------  ----------- -----------  -------------  --------------

       Net increase (decrease) in net
         from operations               $    56,808      22,599    (181,646)     470,405     789,563       (911,231)        779,268
                                         ==========   ========= ===========  =========== ===========  =============  ==============


COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited



                                             GACC       Lord Abbett                               Russell
                                           ----------  --------------  ------------------------------------------------------------

                                                          Growth        Multi-                                             Real
                                             Money          and          Style     Aggressive                  Core       Estate
                                            Market      Income (1)      Equity       Equity        Non-US      Bond      Securities
                                           ----------  --------------  ----------  ------------   ---------  ----------  ----------
Income:
    Dividends                           $          -               -       6,430           421       3,982      47,052           -
                                           ----------  --------------  ----------  ------------   ---------  ----------  ----------

Expenses:
    Mortality and expense risk                15,518          10,298      15,304         2,276       6,165      13,701          22
    Administrative fee                         1,862           1,236       1,836           273         740       1,644           3
                                           ----------  --------------  ----------  ------------   ---------  ----------  ----------
         Total expenses                       17,380          11,534      17,140         2,549       6,905      15,345          25
                                           ----------  --------------  ----------  ------------   ---------  ----------  ----------

         Net investment income (loss)        (17,380)        (11,534)    (10,710)       (2,128)     (2,923)     31,707         (25)
                                           ----------  --------------  ----------  ------------   ---------  ----------  ----------

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                  27,338       4,505,534       2,606          (352)      5,448     (11,084)          9
    Realized gain distributions                    -               -      68,270           239           -      15,240           -
                                                                                                                         ----------
                                           ----------  --------------  ----------  ------------   ---------  ----------  ----------
         Net realized gain (loss)             27,338       4,505,534      70,876          (113)      5,448       4,156           9
                                           ----------  --------------  ----------  ------------   ---------  ----------  ----------

Change in unrealized appreciation             33,713      (2,782,796)    (93,580)       (9,979)     70,177     (54,298)       (721)
                                           ----------  --------------  ----------  ------------   ---------  ----------  ----------

         Net increase (decrease) in net
           from operations              $     43,671       1,711,204     (33,414)      (12,220)     72,702     (18,435)       (737)
                                           ==========  ==============  ==========  ============   =========  ==========  ==========


(1)   Sub-account ceased operations on January 8, 1999.

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited



                                                          AIM                            Alliance        Liberty     Goldman Sachs
                                        ----------------------------------------- ---------------------- ---------   --------------
                                                                                                         Newport
                                                                        V.I.                    Real      Tiger         Growth
                                                     V.I. Capital   International Premier      Estate     Fund,           and
                                        V.I. Value   Appreciation      Equity     Growth     Investment  Variable       Income
                                        -----------  -------------- ------------- ---------  ----------- ---------   --------------
Income:
   Dividends                           $         -               -             -         -        7,818         -                -
                                        -----------  -------------- ------------- ---------  ----------- ---------   --------------

Expenses:
   Mortality and expense risk                7,401           1,884         1,871    14,120        1,734       257            1,556
   Administrative fee                          888             226           224     1,694          208        31              187
                                        -----------  -------------- ------------- ---------  ----------- ---------   --------------
       Total expenses                        8,289           2,110         2,095    15,814        1,942       288            1,743
                                        -----------  -------------- ------------- ---------  ----------- ---------   --------------

       Net investment income (loss)         (8,289)         (2,110)       (2,095)  (15,814)       5,876      (288)          (1,743)
                                        -----------  -------------- ------------- ---------  ----------- ---------   --------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                  4,460           1,546        (1,341)   26,783       (4,442)        -              393
   Realized gain distributions                   -               -             -    21,117            -         -                -
                                        -----------  -------------- ------------- ---------  ----------- ---------   --------------
       Net realized gain (loss)              4,460           1,546        (1,341)   47,900       (4,442)        -              393
                                        -----------  -------------- ------------- ---------  ----------- ---------   --------------

Change in unrealized appreciation            7,490           5,603        20,242    40,058      (12,089)    5,840          (10,798)
                                        -----------  -------------- ------------- ---------  ----------- ---------   --------------

       Net increase (decrease) in net
         from operations               $     3,661           5,039        16,806    72,144      (10,655)    5,552          (12,148)
                                        ===========  ============== ============= =========  =========== =========   ==============

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited



                                                  Goldman Sachs                           Kemper                          MFS
                                           -------------------------  ------------------------------------------------   -------
                                                                       Dreman
                                                                        High        Small      Small
                                           International    Global     Return        Cap        Cap       Government
                                              Equity        Income     Equity      Growth      Value      Securities      Bond
                                           -------------   ---------  ----------   --------   ---------  -------------   -------
Income:
    Dividends                           $             -           -           1          -       1,730          3,820         2
                                           -------------   ---------  ----------   --------   ---------  -------------   -------

Expenses:
    Mortality and expense risk                    2,078         307           -        597       1,741          1,133         -
    Administrative fee                              249          37           -         72         209            136         -
                                           -------------   ---------  ----------   --------   ---------  -------------   -------
         Total expenses                           2,327         344           -        669       1,950          1,269         -
                                           -------------   ---------  ----------   --------   ---------  -------------   -------

         Net investment income (loss)            (2,327)       (344)          1       (669)       (220)         2,551         2
                                           -------------   ---------  ----------   --------   ---------  -------------   -------

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                      1,011          (4)          -        233      (2,675)            (3)        -
    Realized gain distributions                       -           -           1          -           -              -         -
                                           -------------   ---------  ----------   --------   ---------  -------------   -------
         Net realized gain (loss)                 1,011          (4)          1        233      (2,675)            (3)        -
                                           -------------   ---------  ----------   --------   ---------  -------------   -------

Change in unrealized appreciation                18,940        (444)        (10)     3,574        (763)           507        (4)
                                           -------------   ---------  ----------   --------   ---------  -------------   -------

         Net increase (decrease) in net
           from operations              $        17,624        (792)         (8)     3,138      (3,658)         3,055        (2)
                                           =============   =========  ==========   ========   =========  =============   =======


COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited



                                                                                 MFS                                  Oppenheimer
                                         --------------------------------------------------------------------------  --------------
                                                                                  F&C
                                                       Growth                  Emerging
                                                        with       Emerging     Markets       High       Global         Capital
                                          Research     Income       Growth      Equity       Income   Governments    Appreciation
                                         -----------  ----------   ----------  ----------   --------- -------------  --------------
Income:
   Dividends                           $        988       3,198            -           -       8,526           322             262
                                         -----------  ----------   ----------  ----------   --------- -------------  --------------

Expenses:
   Mortality and expense risk                 4,852       9,675        7,466         227       1,481            59             863
   Administrative fee                           582       1,161          896          27         178             7             104
                                         -----------  ----------   ----------  ----------   --------- -------------  --------------
       Total expenses                         5,434      10,836        8,362         254       1,659            66             967
                                         -----------  ----------   ----------  ----------   --------- -------------  --------------

       Net investment income (loss)          (4,446)     (7,638)      (8,362)       (254)      6,867           256            (705)
                                         -----------  ----------   ----------  ----------   --------- -------------  --------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                   1,921       4,621       12,442      (1,777)      1,416           (53)          1,837
   Realized gain distributions                5,219       3,839            -           -           -             -           2,880
                                         -----------  ----------   ----------  ----------   --------- -------------  --------------
       Net realized gain (loss)               7,140       8,460       12,442      (1,777)      1,416           (53)          4,717
                                         -----------  ----------   ----------  ----------   --------- -------------  --------------

Change in unrealized appreciation            (7,656)    (61,806)      90,376       5,271      (4,896)         (324)          1,191
                                         -----------  ----------   ----------  ----------   --------- -------------  --------------

       Net increase (decrease) in net
         from operations               $     (4,962)    (60,984)      94,456       3,240       3,387          (121)          5,203
                                         ===========  ==========   ==========  ==========   ========= =============  ==============

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited



                                                                  Oppenheimer                               Putnam
                                           ------------------------------------------------  -----------------------------------
                                           Main Street
                                             Growth                                           VT Growth
                                              and          High                  Strategic       and        VT New
                                             Income       Income       Bond        Bond        Income       Value      VT Vista
                                           -----------   ---------  -----------  ----------  ------------  ---------   ---------
Income:
    Dividends                           $         815       8,100       22,575       1,644        15,328          3           -
                                           -----------   ---------  -----------  ----------  ------------  ---------   ---------

Expenses:
    Mortality and expense risk                  2,203       1,270        4,729         417        11,125        304       1,346
    Administrative fee                            264         152          567          51         1,335         36         162
                                           -----------   ---------  -----------  ----------  ------------  ---------   ---------
         Total expenses                         2,467       1,422        5,296         468        12,460        340       1,508
                                           -----------   ---------  -----------  ----------  ------------  ---------   ---------

         Net investment income (loss)          (1,652)      6,678       17,279       1,176         2,868       (337)     (1,508)
                                           -----------   ---------  -----------  ----------  ------------  ---------   ---------

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                    6,005        (495)      (1,810)       (123)        3,839      1,284       3,500
    Realized gain distributions                 1,373           -        2,168           -        76,488        668           -
                                           -----------   ---------  -----------  ----------  ------------  ---------   ---------
         Net realized gain (loss)               7,378        (495)         358        (123)       80,327      1,952       3,500
                                           -----------   ---------  -----------  ----------  ------------  ---------   ---------

Change in unrealized appreciation              10,309      (5,530)     (30,735)     (1,595)     (124,407)    (1,597)      8,151
                                           -----------   ---------  -----------  ----------  ------------  ---------   ---------

         Net increase (decrease) in net
           from operations              $      16,035         653      (13,098)       (542)      (41,212)        18      10,143
                                           ===========   =========  ===========  ==========  ============  =========   =========

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited



                                                   Putnam                                       Templeton
                                        -----------------------------  ------------------------------------------------------------
                                                            VT
                                             VT        International            Franklin
                                        International       New                Small Cap                               Developing
                                           Growth      Opportunities   Bond   Investments     Stock     International    Markets
                                        -------------  --------------  ------ -------------  --------   -------------  ------------
Income:
   Dividends                         $             -              37       -             -         -           1,768           833
                                        -------------  --------------  ------ -------------  --------   -------------  ------------

Expenses:
   Mortality and expense risk                  7,794             890      15           349       322           1,486           798
   Administrative fee                            936             107       2            42        39             178            96
                                        -------------  --------------  ------ -------------  --------   -------------  ------------
      Total expenses                           8,730             997      17           391       361           1,664           894
                                        -------------  --------------  ------ -------------  --------   -------------  ------------

      Net investment income (loss)            (8,730)           (960)    (17)         (391)     (361)            104           (61)
                                        -------------  --------------  ------ -------------  --------   -------------  ------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                    6,207             478       -            14      (208)             52         5,790
   Realized gain distributions                     -               -       -             -         -           6,140             -
                                        -------------  --------------  ------ -------------  --------   -------------  ------------
      Net realized gain (loss)                 6,207             478       -            14      (208)          6,192         5,790
                                        -------------  --------------  ------ -------------  --------   -------------  ------------

Change in unrealized appreciation            133,639          23,769      28        10,635    (1,564)           (621)        2,931
                                        -------------  --------------  ------ -------------  --------   -------------  ------------

      Net increase (decrease) in net
        from operations              $       131,116          23,287      11        10,258    (2,133)          5,675         8,660
                                        =============  ==============  ====== =============  ========   =============  ============

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited



                                                     Templeton                                 Fidelity
                                           ----------------------------  ----------------------------------------------------------

                                             Mutual        Franklin                             VIP III       VIP III       VIP
                                             Shares         Growth         VIP      VIP II       Growth       Growth &    Equity-
                                           Investments    Investments    Growth   Contrafund  Opportunities    Income      Income
                                           ------------  --------------  -------- ----------- -------------  -----------  ---------
Income:
    Dividends                           $           35               -        11           5            14          153        124
                                           ------------  --------------  -------- ----------- -------------  -----------  ---------

Expenses:
    Mortality and expense risk                     331             154       205          32            48          446        231
    Administrative fee                              40              19        25           4             6           54         28
                                           ------------  --------------  -------- ----------- -------------  -----------  ---------
         Total expenses                            371             173       230          36            54          500        259
                                           ------------  --------------  -------- ----------- -------------  -----------  ---------

         Net investment income (loss)             (336)           (173)     (219)        (31)          (40)        (347)      (135)
                                           ------------  --------------  -------- ----------- -------------  -----------  ---------

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                        16               8       140           1             2          162         (2)
    Realized gain distributions                      -               -       688          35            25          306        274
                                           ------------  --------------  -------- ----------- -------------  -----------  ---------
         Net realized gain (loss)                   16               8       828          36            27          468        272
                                           ------------  --------------  -------- ----------- -------------  -----------  ---------

Change in unrealized appreciation               (3,899)          1,026         9        (174)           36       (2,780)    (2,867)
                                           ------------  --------------  -------- ----------- -------------  -----------  ---------

         Net increase (decrease) in net
           from operations              $       (4,219)            861       618        (169)           23       (2,659)    (2,730)
                                           ============  ==============  ======== =========== =============  ===========  =========

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
Nine Months ended September 30, 1999
Unaudited




                                              Total
                                           -------------


Income:
    Dividends                           $       665,105
                                           -------------

Expenses:
    Mortality and expense risk                1,389,301
    Administrative fee                          166,719
                                           -------------
         Total expenses                       1,556,020
                                           -------------

         Net investment income (loss)          (890,915)
                                           -------------

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                  5,566,396
    Realized gain distributions               3,623,108
                                           -------------
         Net realized gain (loss)             9,189,504
                                           -------------

Change in unrealized appreciation            (5,439,615)
                                           -------------

         Net increase (decrease) in net
           from operations              $     2,858,974
                                           =============


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited



                                                                                  Cova
                                        --------------------------------------------------------------------------------------------
                                                                                  VKAC       Lord Abbett
                                                                                 Growth         Growth
                                          Quality       Money       Stock          and           and          Bond      Developing
                                        Income (1)    Market (1)  Index (1)    Income (1)       Income     Debenture      Growth
                                        ------------  ----------- ------------ ------------- ------------- ------------ ------------
Increase (decrease) in net assets from
 operations:
   Net investment income (loss)         $    27,519          141       12,910        13,051      (442,462)     105,851      (11,777)
   Net realized gain (loss)                 (16,882)           -      540,792       320,050        42,645       87,229        1,444
   Change in unrealized appreciation        (19,209)           -     (491,713)     (316,285)      232,226     (373,201)      77,537
                                        ------------  ----------- ------------ ------------- ------------- ------------ ------------
      Net increase (decrease) from
        operations                           (8,572)         141       61,989        16,816      (167,591)    (180,121)      67,204
                                        ------------  ----------- ------------ ------------- ------------- ------------ ------------

Contract transactions:
 Cova payments                                    -            -            -             -             -            -            -
 Cova redemptions                                 -            -            -             -             -            -            -
 Payments received from contract
   owners                                         -            -            -             -       821,828      362,236      146,908
 Transfers between sub-accounts
   (including fixed account), net          (762,919)    (267,611)  (2,368,402)   (2,135,470)   45,639,074    2,609,728      397,947
 Transfers for contract benefits and
   terminations                                   -            -            -             -    (2,512,380)    (847,431)      (3,492)
                                        ------------  ----------- ------------ ------------- ------------- ------------ ------------
      Net increase (decrease) in net
        assets from contract
        transactions                       (762,919)    (267,611)  (2,368,402)   (2,135,470)   43,948,522    2,124,533      541,363
                                        ------------  ----------- ------------ ------------- ------------- ------------ ------------

      Net increase (decrease) in net
        assets                             (771,491)    (267,470)  (2,306,413)   (2,118,654)   43,780,931    1,944,412      608,567

Net assets at beginning of period           771,491      267,470    2,306,413     2,118,654             -    9,200,242      784,997
                                        ------------  ----------- ------------ ------------- ------------- ------------ ------------
Net assets as end of period             $         -            -            -             -    43,780,931   11,144,654    1,393,564
                                        ============  =========== ============ ============= ============= ============ ============


(1)   Sub-account ceased operations on January 8, 1999.

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited



                                                                              Cova
                                      ---------------------------------------------------------------------------------------------

                                         Large                               Small          Large
                                          Cap         Mid-Cap    Quality      Cap            Cap         Select      International
                                       Research        Value      Bond       Stock          Stock        Equity         Equity
                                      ------------  ------------ ---------- -----------  ------------- ------------  --------------
Increase (decrease) in net assets
from operations:
   Net investment income (loss)        $   (8,957)      (10,217)     4,912     (62,481)      (262,871)    (158,731)        (57,866)
   Net realized gain (loss)                 4,134         7,230     56,833      (7,477)     1,153,734    1,969,628         224,447
   Change in unrealized appreciation       61,631        25,586   (243,391)    540,363       (101,300)  (2,722,128)        612,687
                                      ------------  ------------ ---------- -----------  ------------- ------------  --------------
    Net increase (decrease) from
      operations                           56,808        22,599   (181,646)    470,405        789,563     (911,231)        779,268
                                      ------------  ------------ ---------- -----------  ------------- ------------  --------------

Contract transactions:
 Cova payments                                  -             -          -           -              -            -               -
 Cova redemptions                               -             -          -           -              -            -               -
 Payments received from contract
   owners                                 252,466        65,381    512,983      73,939      1,145,775      620,840         166,074
 Transfers between sub-accounts
   (including fixed account), net         675,981       278,231  1,950,092     156,630      7,777,978    3,289,399         817,211
 Transfers for contract benefits and
   terminations                           (23,811)      (13,936)  (503,709)   (415,323)    (1,076,280)  (1,036,685)       (394,253)
                                      ------------  ------------ ---------- -----------  ------------- ------------  --------------
    Net increase (decrease) in net
      assets from contract
      transactions                        904,636       329,676  1,959,366    (184,754)     7,847,473    2,873,554         589,032
                                      ------------  ------------ ---------- -----------  ------------- ------------  --------------

    Net increase (decrease) in net
      assets                              961,444       352,275  1,777,720     285,651      8,637,036    1,962,323       1,368,300

Net assets at beginning of period         590,022       891,997  5,969,705   8,354,086     22,000,645   17,884,073      10,045,612
                                      ------------  ------------ ---------- -----------  ------------- ------------  --------------
Net assets as end of period           $ 1,551,466     1,244,272  7,747,425   8,639,737     30,637,681   19,846,396      11,413,912
                                      ============  ============ ========== ===========  ============= ============  ==============

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited



                                       GACC      Lord Abbett                                Russell
                                    ------------ -------------  -------------------------------------------------------------------

                                                   Growth         Multi-                                                  Real
                                       Money         and           Style     Aggressive                     Core         Estate
                                      Market     Income (1)       Equity       Equity        Non-US         Bond       Securities
                                    ------------ -------------  ------------ -----------  -------------  ------------  ------------
Increase (decrease) in net assets
from operations:
  Net investment income (loss)      $   (17,380)      (11,534)      (10,710)     (2,128)        (2,923)       31,707           (25)
  Net realized gain (loss)               27,338     4,505,534        70,876        (113)         5,448         4,156             9
  Change in unrealized appreciation      33,713    (2,782,796)      (93,580)     (9,979)        70,177       (54,298)         (721)
                                    ------------ -------------  ------------ -----------  -------------  ------------  ------------
   Net increase (decrease) from
    operations                           43,671     1,711,204       (33,414)    (12,220)        72,702       (18,435)         (737)
                                    ------------ -------------  ------------ -----------  -------------  ------------  ------------

Contract transactions:
 Cova payments                                -             -             -           -              -             -           100
 Cova redemptions                             -             -             -           -              -             -             -
 Payments received from contract
  owners                                314,083        60,200       946,072     154,100        385,471       470,730         2,486
 Transfers between sub-accounts
  (including fixed account), net        688,923   (38,834,206)      909,476     155,108        451,483     1,015,922        22,326
 Transfers for contract benefits and
  terminations                         (712,998)      (34,966)     (137,009)    (32,064)       (55,761)     (120,629)            -
                                    ------------ -------------  ------------ -----------  -------------  ------------  ------------
   Net increase (decrease) in net
    assets from contract
    transactions                        290,008   (38,808,972)    1,718,539     277,144        781,193     1,366,023        24,912
                                    ------------ -------------  ------------ -----------  -------------  ------------  ------------

   Net increase (decrease) in net
    assets                              333,679   (37,097,768)    1,685,125     264,924        853,895     1,347,588        24,175

Net assets at beginning of period     1,439,505    37,097,768       616,473      86,525        204,186       653,798             -
                                    ------------ -------------  ------------ -----------  -------------  ------------  ------------
Net assets as end of period         $ 1,773,184             -     2,301,598     351,449      1,058,081     2,001,386        24,175
                                    ============ =============  ============ ===========  =============  ============  ============


(1) Sub-account ceased operations on January 8, 1999.

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited



                                                        AIM                            Alliance            Liberty    Goldman Sachs
                                     ------------------------------------------ ------------------------  ----------  -------------
                                                                                                           Newport
                                                                      V.I.                     Real         Tiger        Growth
                                                   V.I. Capital   International  Premier      Estate        Fund,         and
                                      V.I. Value   Appreciation      Equity      Growth     Investment    Variable       Income
                                     ------------- -------------- ------------- ----------- ------------  ----------  -------------
Increase (decrease) in net assets
from operations:
  Net investment income (loss)       $     (8,289)        (2,110)       (2,095)    (15,814)       5,876        (288)        (1,743)
  Net realized gain (loss)                  4,460          1,546        (1,341)     47,900       (4,442)          -            393
  Change in unrealized appreciation         7,490          5,603        20,242      40,058      (12,089)      5,840        (10,798)
                                     ------------- -------------- ------------- ----------- ------------  ----------  -------------
    Net increase (decrease) from
     operations                             3,661          5,039        16,806      72,144      (10,655)      5,552        (12,148)
                                     ------------- -------------- ------------- ----------- ------------  ----------  -------------

Contract transactions:
 Cova payments                                  -              -             -           -            -           -              -
 Cova redemptions                            (135)          (117)            -           -            -           -              -
 Payments received from contract
  owners                                  494,339        154,996        51,173     373,284       11,497       2,493         12,612
 Transfers between sub-accounts
  (including fixed account), net          937,251        180,566        (1,953)    631,569       39,051           -         82,457
 Transfers for contract benefits and
  terminations                            (23,778)          (784)       (1,912)   (122,070)     (10,436)          -         (1,515)
                                     ------------- -------------- ------------- ----------- ------------  ----------  -------------
    Net increase (decrease) in net
     assets from contract
     transactions                       1,407,677        334,661        47,308     882,783       40,112       2,493         93,554
                                     ------------- -------------- ------------- ----------- ------------  ----------  -------------

    Net increase (decrease) in net
     assets                             1,411,338        339,700        64,114     954,927       29,457       8,045         81,406

Net assets at beginning of period          37,459         65,732       174,213     919,176      176,625      22,242        129,917
                                     ------------- -------------- ------------- ----------- ------------  ----------  -------------
Net assets as end of period          $  1,448,797        405,432       238,327   1,874,103      206,082      30,287        211,323
                                     ============= ============== ============= =========== ============  ==========  =============

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited



                                                  Goldman Sachs                           Kemper                          MFS
                                           -------------------------  -------------------------------------------------  ------
                                                                      Dreman
                                                                       High        Small        Small
                                           International    Global    Return        Cap          Cap       Government
                                              Equity        Income    Equity      Growth        Value      Securities    Bond
                                           -------------   ---------  --------   ----------   ----------   ------------  ------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)        $      (2,327)       (344)        1         (669)        (220)         2,551       2
      Net realized gain (loss)                    1,011          (4)        1          233       (2,675)            (3)      -
      Change in unrealized appreciation          18,940        (444)      (10)       3,574         (763)           507      (4)
                                           -------------   ---------  --------   ----------   ----------   ------------  ------
         Net increase (decrease) from
           operations                            17,624        (792)       (8)       3,138       (3,658)         3,055      (2)
                                           -------------   ---------  --------   ----------   ----------   ------------  ------

Contract transactions:
    Cova payments                                     -           -         -            -            -              -       -
    Cova redemptions                                  -           -         -            -            -           (106)      -
    Payments received from contract
      owners                                     24,245           -         -       16,891       46,547         44,475       -
    Transfers between sub-accounts
      (including fixed account), net             91,025       1,350         -       39,235       41,197        254,047       -
    Transfers for contract benefits and
      terminations                               (1,478)        (36)        -       (2,889)     (11,911)       (14,012)      -
                                           -------------   ---------  --------   ----------   ----------   ------------  ------
         Net increase (decrease) in net
           assets from contract
           transactions                         113,792       1,314         -       53,237       75,833        284,404       -
                                           -------------   ---------  --------   ----------   ----------   ------------  ------

         Net increase (decrease) in net
           assets                               131,416         522        (8)      56,375       72,175        287,459      (2)

Net assets at beginning of period               181,053      32,472       105       44,757      145,943         26,786     105
                                           -------------   ---------  --------   ----------   ----------   ------------  ------
Net assets as end of period               $     312,469      32,994        97      101,132      218,118        314,245     103
                                           =============   =========  ========   ==========   ==========   ============  ======

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited


                                                                                MFS                                  Oppenheimer
                                         --------------------------------------------------------------------------  -------------
                                                                                 F&C
                                                     Growth                   Emerging
                                                      with        Emerging     Markets     High         Global         Capital
                                          Research   Income        Growth      Equity     Income      Governments    Appreciation
                                         ----------- ----------   ----------  ----------  ---------  --------------  -------------
Increase (decrease) in net assets from
   operations:
     Net investment income (loss)        $   (4,446)    (7,638)      (8,362)       (254)     6,867             256           (705)
     Net realized gain (loss)                 7,140      8,460       12,442      (1,777)     1,416             (53)         4,717
     Change in unrealized appreciation       (7,656)   (61,806)      90,376       5,271     (4,896)           (324)         1,191
                                         ----------- ----------   ----------  ----------  ---------  --------------  -------------
       Net increase (decrease) from
         operations                          (4,962)   (60,984)      94,456       3,240      3,387            (121)         5,203
                                         ----------- ----------   ----------  ----------  ---------  --------------  -------------

Contract transactions:
   Cova payments                                  -          -            -           -          -               -              -
   Cova redemptions                               -          -            -           -          -               -           (135)
   Payments received from contract
     owners                                 136,206     78,180       81,167       1,989     19,640               -         12,929
   Transfers between sub-accounts
     (including fixed account), net         257,264    467,376      153,722      (4,856)    40,531           6,190         29,491
   Transfers for contract benefits and
     terminations                           (32,343)   (37,170)     (54,904)       (726)      (408)         (1,925)          (624)
                                         ----------- ----------   ----------  ----------  ---------  --------------  -------------
       Net increase (decrease) in net
         assets from contract
         transactions                       361,127    508,386      179,985      (3,593)    59,763           4,265         41,661
                                         ----------- ----------   ----------  ----------  ---------  --------------  -------------

       Net increase (decrease) in net
         assets                             356,165    447,402      274,441        (353)    63,150           4,144         46,864

Net assets at beginning of period           316,584    782,358      631,883      27,865    129,014           4,100         61,670
                                         ----------- ----------   ----------  ----------  ---------  --------------  -------------
Net assets as end of period              $  672,749  1,229,760      906,324      27,512    192,164           8,244        108,534
                                         =========== ==========   ==========  ==========  =========  ==============  =============

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited



                                                                    Oppenheimer                               Putnam
                                           -------------------------------------------------   ------------------------------------
                                           Main Street
                                             Growth                                             VT Growth
                                               and          High                   Strategic       and        VT New
                                             Income        Income        Bond        Bond        Income        Value     VT Vista
                                           ------------  -----------  -----------  ---------   ------------  ----------  ----------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)        $     (1,652)       6,678       17,279      1,176          2,868        (337)     (1,508)
      Net realized gain (loss)                   7,378         (495)         358       (123)        80,327       1,952       3,500
      Change in unrealized appreciation         10,309       (5,530)     (30,735)    (1,595)      (124,407)     (1,597)      8,151
                                           ------------  -----------  -----------  ---------   ------------  ----------  ----------
         Net increase (decrease) from
           operations                           16,035          653      (13,098)      (542)       (41,212)         18      10,143
                                           ------------  -----------  -----------  ---------   ------------  ----------  ----------

Contract transactions:
    Cova payments                                    -            -            -          -              -           -           -
    Cova redemptions                                 -            -            -          -              -           -           -
    Payments received from contract
      owners                                    43,832       20,906       29,273     14,538        119,800      10,335      16,834
    Transfers between sub-accounts
      (including fixed account), net            97,378       35,619      169,476     33,405        477,386      (4,701)     99,346
    Transfers for contract benefits and
      terminations                             (17,690)        (819)     (18,128)      (337)      (102,997)       (365)    (15,893)
                                           ------------  -----------  -----------  ---------   ------------  ----------  ----------
         Net increase (decrease) in net
           assets from contract
           transactions                        123,520       55,706      180,621     47,606        494,189       5,269     100,287
                                           ------------  -----------  -----------  ---------   ------------  ----------  ----------

         Net increase (decrease) in net
           assets                              139,555       56,359      167,523     47,064        452,977       5,287     110,430

Net assets at beginning of period              153,884      104,364      489,350     27,279        913,554      23,119      80,253
                                           ------------  -----------  -----------  ---------   ------------  ----------  ----------
Net assets as end of period               $    293,439      160,723      656,873     74,343      1,366,531      28,406     190,683
                                           ============  ===========  ===========  =========   ============  ==========  ==========

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited



                                                   Putnam                                    Templeton
                                        --------------------------- ---------------------------------------------------------------
                                                           VT
                                            VT        International          Franklin
                                        International     New               Small Cap                                  Developing
                                          Growth      Opportunities   Bond  Investments      Stock     International     Markets
                                        ------------  ------------- ------- ------------  ----------  --------------  -------------
Increase (decrease) in net assets from
 operations:
   Net investment income (loss)         $    (8,730)          (960)    (17)        (391)       (361)            104            (61)
   Net realized gain (loss)                   6,207            478       -           14        (208)          6,192          5,790
   Change in unrealized appreciation        133,639         23,769      28       10,635      (1,564)           (621)         2,931
                                        ------------  ------------- ------- ------------  ----------  --------------  -------------
      Net increase (decrease) from
        operations                          131,116         23,287      11       10,258      (2,133)          5,675          8,660
                                        ------------  ------------- ------- ------------  ----------  --------------  -------------

Contract transactions:
 Cova payments                                    -              -     100          100         100               -              -
 Cova redemptions                                 -              -       -         (122)       (117)           (114)             -
 Payments received from contract
   owners                                    59,025          3,023   5,127        9,200      49,708          77,754         10,173
 Transfers between sub-accounts
   (including fixed account), net           199,486         40,189     999      141,627      34,958         176,540         43,940
 Transfers for contract benefits and
   terminations                             (27,971)           (19)      -            -         132            (710)        (3,127)
                                        ------------  ------------- ------- ------------  ----------  --------------  -------------
      Net increase (decrease) in net
        assets from contract
        transactions                        230,540         43,193   6,226      150,805      84,781         253,470         50,986
                                        ------------  ------------- ------- ------------  ----------  --------------  -------------

      Net increase (decrease) in net
        assets                              361,656         66,480   6,237      161,063      82,648         259,145         59,646

Net assets at beginning of period           663,486         54,626       -            -           -          60,631         53,149
                                        ------------  ------------- ------- ------------  ----------  --------------  -------------
Net assets as end of period             $ 1,025,142        121,106   6,237      161,063      82,648         319,776        112,795
                                        ============  ============= ======= ============  ==========  ==============  =============

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited



                                                         Templeton                             Fidelity
                                           --------------------------- ------------------------------------------------------------

                                             Mutual        Franklin                            VIP III        VIP III       VIP
                                             Shares         Growth      VIP       VIP II        Growth       Growth &     Equity-
                                           Investments   Investments   Growth   Contrafund   Opportunities    Income       Income
                                           ------------  ------------- -------- ------------ -------------   ----------   ---------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)        $       (336)          (173)    (219)         (31)          (40)        (347)       (135)
      Net realized gain (loss)                      16              8      828           36            27          468         272
      Change in unrealized appreciation         (3,899)         1,026        9         (174)           36       (2,780)     (2,867)
                                           ------------  ------------- -------- ------------ -------------   ----------   ---------
         Net increase (decrease) from
           operations                           (4,219)           861      618         (169)           23       (2,659)     (2,730)
                                           ------------  ------------- -------- ------------ -------------   ----------   ---------

Contract transactions:
    Cova payments                                    -            100        -            -             -            -           -
    Cova redemptions                              (121)          (120)       -            -             -            -           -
    Payments received from contract
      owners                                         -              -   15,537        6,241         4,569       39,185       3,029
    Transfers between sub-accounts
      (including fixed account), net            77,400         55,154   19,225          318            35       17,861      28,637
    Transfers for contract benefits and
      terminations                                   -            (11)      47            -            (2)          58          (2)
                                           ------------  ------------- -------- ------------ -------------   ----------   ---------
         Net increase (decrease) in net
           assets from contract
           transactions                         77,279         55,123   34,809        6,559         4,602       57,104      31,664
                                           ------------  ------------- -------- ------------ -------------   ----------   ---------

         Net increase (decrease) in net
           assets                               73,060         55,984   35,427        6,390         4,625       54,445      28,934

Net assets at beginning of period                9,105              -    6,623          975         1,345       25,524       8,239
                                           ------------  ------------- -------- ------------ -------------   ----------   ---------
Net assets as end of period               $     82,165         55,984   42,050        7,365         5,970       79,969      37,173
                                           ============  ============= ======== ============ =============   ==========   =========


COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Nine Months ended September 30, 1999
Unaudited







                                               Total
                                           ---------------


Increase (decrease) in net assets from
    operations:
      Net investment income (loss)      $        (890,915)
      Net realized gain (loss)                  9,189,504
      Change in unrealized appreciation        (5,439,615)
                                           ---------------
         Net increase (decrease) from
           operations                           2,858,974
                                           ---------------

Contract transactions:
    Cova payments                                     500
    Cova redemptions                               (1,087)
    Payments received from contract
      owners                                    8,602,324
    Transfers between sub-accounts
      (including fixed account), net           27,456,692
    Transfers for contract benefits and
      terminations                             (8,427,482)
                                           ---------------
         Net increase (decrease) in net
           assets from contract
           transactions                        27,630,947
                                           ---------------

         Net increase (decrease) in net
           assets                              30,489,921

Net assets at beginning of period             127,869,227
                                           ---------------
Net assets as end of period             $     158,359,148
                                           ===============


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 1998


                                                                              Cova
                                      --------------------------------------------------------------------------------------------
                                                                              VKAC
                                                                             Growth                                      Large
                                       Quality    Money        Stock           and           Bond        Developing       Cap
                                        Income   Market        Index         Income        Debenture       Growth      Research
                                      ---------- ---------  ------------  -------------  -------------  -------------  -----------
Increase (decrease) in net assets from
   operations:
    Net investment income (loss)      $  31,278    11,868       (17,610)       (15,214)        92,644         (5,086)      (2,082)
    Net realized gain (loss)              1,603         -       391,001        237,648         87,212         (1,333)          25
    Change in unrealized appreciation     4,531         -        98,370         64,902        110,064         57,229       52,098
                                      ---------- ---------  ------------  -------------  -------------  -------------  -----------
      Net increase (decrease) in
       net assets from operations        37,412    11,868       471,761        287,336        289,920         50,810       50,041
                                      ---------- ---------  ------------  -------------  -------------  -------------  -----------

Contract transactions:
   Cova payments                              -         -             -              -              -              -            -
   Cova redemptions                           -         -             -              -              -              -            -
   Payments received from contract
    owners                                    -         -             -          1,000      1,051,661        334,325      237,270
   Transfers between sub-accounts
    (including fixed account), net       11,714  (111,191)      138,069        202,862      3,726,785        337,360      303,087
   Transfers for contract benefits and
    terminations                         (8,629)   (3,863)      (40,936)       (52,497)      (343,261)        (1,070)        (376)
                                      ---------- ---------  ------------  -------------  -------------  -------------  -----------
      Net increase (decrease) in net
       assets from contract
       transactions                       3,085  (115,054)       97,133        151,365      4,435,185        670,615      539,981
                                      ---------- ---------  ------------  -------------  -------------  -------------  -----------

      Net increase (decrease) in net
       assets                            40,497  (103,186)      568,894        438,701      4,725,105        721,425      590,022

Net assets at beginning of period       730,994   370,656     1,737,519      1,679,953      4,475,137         63,572            -
                                      ---------- ---------  ------------  -------------  -------------  -------------  -----------
Net assets at end of period           $ 771,491   267,470     2,306,413      2,118,654      9,200,242        784,997      590,022
                                      ========== =========  ============  =============  =============  =============  ===========

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 1998


                                                                                   Cova                                    GACC
                                           --------------------------------------------------------------------------   ----------

                                                                    Small       Large
                                            Mid-Cap    Quality       Cap         Cap         Select      International    Money
                                             Value      Bond        Stock       Stock        Equity        Equity         Market
                                           ----------  ----------  ----------  -----------  -----------  ------------   ----------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)      $     (5,560)     29,095     (95,891)    (176,715)    (152,047)       34,256       (6,981)
      Net realized gain (loss)                (4,501)     10,751     280,526      352,389      999,481        25,322       18,462
      Change in unrealized appreciation       11,980     212,005    (768,604)   4,086,693    1,878,770       827,333        8,306
                                           ----------  ----------  ----------  -----------  -----------  ------------   ----------
         Net increase (decrease) in
           net assets from operations          1,919     251,851    (583,969)   4,262,367    2,726,204       886,911       19,787
                                           ----------  ----------  ----------  -----------  -----------  ------------   ----------

Contract transactions:
    Cova payments                                  -           -           -            -            -             -            -
    Cova redemptions                               -           -           -            -            -             -            -
    Payments received from contract
      owners                                 593,364     828,237     664,035    1,433,747    1,284,829       470,560    1,894,032
    Transfers between sub-accounts
      (including fixed account), net         210,332   2,485,711   2,154,230    6,772,257    4,674,806     2,712,309     (358,103)
    Transfers for contract benefits and
      terminations                            (2,706)   (213,576)   (458,393)    (691,973)    (646,951)     (375,560)    (266,514)
                                           ----------  ----------  ----------  -----------  -----------  ------------   ----------
         Net increase (decrease) in net
           assets from contract
           transactions                      800,990   3,100,372   2,359,872    7,514,031    5,312,684     2,807,309    1,269,415
                                           ----------  ----------  ----------  -----------  -----------  ------------   ----------

         Net increase (decrease) in net
           assets                            802,909   3,352,223   1,775,903   11,776,398    8,038,888     3,694,220    1,289,202

Net assets at beginning of period             89,088   2,617,482   6,578,183   10,224,247    9,845,185     6,351,392      150,303
                                           ----------  ----------  ----------  -----------  -----------  ------------   ----------
Net assets at end of period             $    891,997   5,969,705   8,354,086   22,000,645   17,884,073    10,045,612    1,439,505
                                           ==========  ==========  ==========  ===========  ===========  ============   ==========

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 1998


                                           Lord Abbett                           Russell                           AIM
                                           -------------  ---------------------------------------------  --------------------------

                                              Growth      Multi-
                                                and       Style     Aggressive                 Core                   V.I. Capital
                                            Income (1)    Equity      Equity      Non-US       Bond       V.I. Value  Appreciation
                                           -------------  --------  -----------  ---------  -----------  -----------  -------------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)      $       110,598    (2,142)        (365)      (884)       1,981          (29)          (179)
      Net realized gain (loss)                1,847,461       202          (45)       (78)           2          (47)         1,256
      Change in unrealized appreciation       1,268,706    37,385       (1,753)     1,844        3,543        1,376          5,386
                                           -------------  --------  -----------  ---------  -----------  -----------  -------------
         Net increase (decrease) in
           net assets from operations         3,226,765    35,445       (2,163)       882        5,526        1,300          6,463
                                           -------------  --------  -----------  ---------  -----------  -----------  -------------

Contract transactions:
    Cova payments                                     -       100          100        100          100          100            100
    Cova redemptions                                  -      (127)         (95)       (93)        (103)           -              -
    Payments received from contract
      owners                                  2,282,528   550,062       80,621    187,582      578,539       33,651         57,937
    Transfers between sub-accounts
      (including fixed account), net          8,659,268    31,554        8,298     15,688       70,898        2,043          1,227
    Transfers for contract benefits and
      terminations                           (1,472,455)     (561)        (236)        27       (1,162)         365              5
                                           -------------  --------  -----------  ---------  -----------  -----------  -------------
         Net increase (decrease) in net
           assets from contract
           transactions                       9,469,341   581,028       88,688    203,304      648,272       36,159         59,269
                                           -------------  --------  -----------  ---------  -----------  -----------  -------------

         Net increase (decrease) in net
           assets                            12,696,106   616,473       86,525    204,186      653,798       37,459         65,732

Net assets at beginning of period            24,401,662         -            -          -            -            -              -
                                           -------------  --------  -----------  ---------  -----------  -----------  -------------
Net assets at end of period             $    37,097,768   616,473       86,525    204,186      653,798       37,459         65,732
                                           =============  ========  ===========  =========  ===========  ===========  =============

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 1998


                                                AIM               Alliance          Liberty               Goldman Sachs
                                           --------------  -----------------------  ---------  ------------------------------------
                                                                                    Newport
                                                V.I.                     Real        Tiger     Growth
                                            International  Premier      Estate       Fund,       and      International    Global
                                               Equity      Growth     Investment    Variable   Income        Equity        Income
                                           --------------  ---------  ------------  ---------  ---------  -------------   ---------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)      $            187     (4,379)         (540)       355        125         (1,051)      1,029
      Net realized gain (loss)                    (5,943)    (6,634)       (2,767)         4     (4,119)         1,202         330
      Change in unrealized appreciation           (6,224)   118,514       (17,191)     2,743    (11,213)         2,720        (187)
                                           --------------  ---------  ------------  ---------  ---------  -------------   ---------
         Net increase (decrease) in
           net assets from operations            (11,980)   107,501       (20,498)     3,102    (15,207)         2,871       1,172
                                           --------------  ---------  ------------  ---------  ---------  -------------   ---------

Contract transactions:
    Cova payments                                    100        100           100        100        100            100         100
    Cova redemptions                                (100)      (138)          (81)         -        (97)           (86)          -
    Payments received from contract
      owners                                     184,408    794,977       178,563     19,040    128,899        154,193      31,200
    Transfers between sub-accounts
      (including fixed account), net               3,073     20,139        19,454          -     16,047         23,975           -
    Transfers for contract benefits and
      terminations                                (1,288)    (3,403)         (913)         -        175              -           -
                                           --------------  ---------  ------------  ---------  ---------  -------------   ---------
         Net increase (decrease) in net
           assets from contract
           transactions                          186,193    811,675       197,123     19,140    145,124        178,182      31,300
                                           --------------  ---------  ------------  ---------  ---------  -------------   ---------

         Net increase (decrease) in net
           assets                                174,213    919,176       176,625     22,242    129,917        181,053      32,472

Net assets at beginning of period                      -          -             -          -          -              -           -
                                           --------------  ---------  ------------  ---------  ---------  -------------   ---------
Net assets at end of period             $        174,213    919,176       176,625     22,242    129,917        181,053      32,472
                                           ==============  =========  ============  =========  =========  =============   =========

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 1998


                                                                   Kemper                                   MFS
                                           -------------------------------------------------   ---------------------------------
                                            Dreman
                                             High        Small       Small                                             Growth
                                            Return        Cap         Cap       Government                              with
                                            Equity      Growth       Value      Securities      Bond     Research      Income
                                           ---------   ---------  -----------  -------------   ------   -----------  -----------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)      $         -        (265)        (889)           (42)       -        (1,500)      (4,815)
      Net realized gain (loss)                    -         191       (6,422)             -        -           145       (4,972)
      Change in unrealized appreciation           5       3,989      (13,980)           206        5        24,572       54,989
                                           ---------   ---------  -----------  -------------   ------   -----------  -----------
         Net increase (decrease) in
           net assets from operations             5       3,915      (21,291)           164        5        23,217       45,202
                                           ---------   ---------  -----------  -------------   ------   -----------  -----------

Contract transactions:
    Cova payments                               100         100          100            100      100           100          100
    Cova redemptions                              -        (108)         (78)             -        -          (123)        (120)
    Payments received from contract
      owners                                      -      35,374      184,026         23,032        -       252,002      692,249
    Transfers between sub-accounts
      (including fixed account), net              -       5,487      (15,831)         3,490        -        42,134       48,220
    Transfers for contract benefits and
      terminations                                -         (11)        (983)             -        -          (746)      (3,293)
                                           ---------   ---------  -----------  -------------   ------   -----------  -----------
         Net increase (decrease) in net
           assets from contract
           transactions                         100      40,842      167,234         26,622      100       293,367      737,156
                                           ---------   ---------  -----------  -------------   ------   -----------  -----------

         Net increase (decrease) in net
           assets                               105      44,757      145,943         26,786      105       316,584      782,358

Net assets at beginning of period                 -           -            -              -        -             -            -
                                           ---------   ---------  -----------  -------------   ------   -----------  -----------
Net assets at end of period             $       105      44,757      145,943         26,786      105       316,584      782,358
                                           =========   =========  ===========  =============   ======   ===========  ===========

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 1998


                                                                  MFS                                       Oppenheimer
                                         ------------------------------------------------  ----------------------------------------
                                                       F&C                                                 Main Street
                                                    Emerging                                                 Growth
                                         Emerging    Markets       High        Global         Capital          and          High
                                          Growth     Equity       Income    Governments    Appreciation      Income        Income
                                         ---------  ----------  ----------  -------------  --------------  ------------   ---------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)      $  (3,541)        124        (541)            (8)           (286)         (748)       (559)
      Net realized gain (loss)             (2,706)    (10,435)     (1,086)             1           1,028          (157)       (139)
      Change in unrealized appreciation    87,574      (7,685)     (2,625)           189           9,357          (771)     (2,071)
                                         ---------  ----------  ----------  -------------  --------------  ------------   ---------
         Net increase (decrease) in
           net assets from operations      81,327     (17,996)     (4,252)           182          10,099        (1,676)     (2,769)
                                         ---------  ----------  ----------  -------------  --------------  ------------   ---------

Contract transactions:
    Cova payments                             100         100         100            100             100           100         100
    Cova redemptions                         (126)        (65)        (93)             -               -           (89)        (93)
    Payments received from contract
      owners                              527,982      71,508     125,820          3,193          42,486       144,121      93,367
    Transfers between sub-accounts
      (including fixed account), net       24,659     (25,211)      8,401            625           9,440        11,637      14,033
    Transfers for contract benefits and
      terminations                         (2,059)       (471)       (962)             -            (455)         (209)       (274)
                                         ---------  ----------  ----------  -------------  --------------  ------------   ---------
         Net increase (decrease) in net
           assets from contract
           transactions                   550,556      45,861     133,266          3,918          51,571       155,560     107,133
                                         ---------  ----------  ----------  -------------  --------------  ------------   ---------

         Net increase (decrease) in net
           assets                         631,883      27,865     129,014          4,100          61,670       153,884     104,364

Net assets at beginning of period               -           -           -              -               -             -           -
                                         ---------  ----------  ----------  -------------  --------------  ------------   ---------
Net assets at end of period             $ 631,883      27,865     129,014          4,100          61,670       153,884     104,364
                                         =========  ==========  ==========  =============  ==============  ============   =========

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 1998


                                              Oppenheimer                                  Putnam
                                         --------------------  --------------------------------------------------------------------
                                                                                                                          VT
                                                               VT Growth                                  VT         International
                                                    Strategic     and       VT New                   International        New
                                           Bond       Bond       Income      Value      VT Vista        Growth       Opportunities
                                         ---------  ---------  -----------  --------   ----------   --------------  ---------------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)      $  (2,628)      (166)      (5,191)      101         (436)          (1,984)            (266)
      Net realized gain (loss)                238         (4)      (4,815)       79          (12)          (8,326)             (27)
      Change in unrealized appreciation    12,503       (129)      44,649       860        7,815           (2,297)             299
                                         ---------  ---------  -----------  --------   ----------   --------------  ---------------
         Net increase (decrease) in
           net assets from operations      10,113       (299)      34,643     1,040        7,367          (12,607)               6
                                         ---------  ---------  -----------  --------   ----------   --------------  ---------------

Contract transactions:
    Cova payments                             100        100          100       100          100              100              100
    Cova redemptions                         (105)         -         (113)        -         (109)            (127)            (109)
    Payments received from contract
      owners                              407,896     22,655      787,874     4,669       46,531          674,756           50,740
    Transfers between sub-accounts
      (including fixed account), net       73,891      4,823       94,763    17,311       26,352            5,031            3,797
    Transfers for contract benefits and
      terminations                         (2,545)         -       (3,713)       (1)          12           (3,667)              92
                                         ---------  ---------  -----------  --------   ----------   --------------  ---------------
         Net increase (decrease) in net
           assets from contract
           transactions                   479,237     27,578      878,911    22,079       72,886          676,093           54,620
                                         ---------  ---------  -----------  --------   ----------   --------------  ---------------

         Net increase (decrease) in net
           assets                         489,350     27,279      913,554    23,119       80,253          663,486           54,626

Net assets at beginning of period               -          -            -         -            -                -                -
                                         ---------  ---------  -----------  --------   ----------   --------------  ---------------
Net assets at end of period             $ 489,350     27,279      913,554    23,119       80,253          663,486           54,626
                                         =========  =========  ===========  ========   ==========   ==============  ===============

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 1998


                                                        Templeton                                    Fidelity
                                         ----------------------------------------  -------------------------------------------------

                                                                       Mutual                                VIP III       VIP III
                                                        Developing     Shares         VIP       VIP II        Growth       Growth &
                                         International   Markets     Investments    Growth    Contrafund   Opportunities    Income
                                         -------------  -----------  ------------  ---------  -----------  -------------  ----------
Increase (decrease) in net assets from
    operations:
      Net investment income (loss)      $        (139)         (93)           (3)       (17)          (1)             -         (58)
      Net realized gain (loss)                      9            8             -          -            -              -           -
      Change in unrealized appreciation         4,711        3,570           263      1,118           99             19       3,784
                                         -------------  -----------  ------------  ---------  -----------  -------------  ----------
         Net increase (decrease) in
           net assets from operations           4,581        3,485           260      1,101           98             19       3,726
                                         -------------  -----------  ------------  ---------  -----------  -------------  ----------

Contract transactions:
    Cova payments                                 100          100           100        100          100            100         100
    Cova redemptions                                -         (133)            -          -            -              -           -
    Payments received from contract
      owners                                   54,930       25,540         8,079        990          777              -       3,746
    Transfers between sub-accounts
      (including fixed account), net            1,153       24,157           666      4,427            -          1,226      17,428
    Transfers for contract benefits and
      terminations                               (133)           -             -          5            -              -         524
                                         -------------  -----------  ------------  ---------  -----------  -------------  ----------
         Net increase (decrease) in net
           assets from contract
           transactions                        56,050       49,664         8,845      5,522          877          1,326      21,798
                                         -------------  -----------  ------------  ---------  -----------  -------------  ----------

         Net increase (decrease) in net
           assets                              60,631       53,149         9,105      6,623          975          1,345      25,524

Net assets at beginning of period                   -            -             -          -            -              -           -
                                         -------------  -----------  ------------  ---------  -----------  -------------  ----------
Net assets at end of period             $      60,631       53,149         9,105      6,623          975          1,345      25,524
                                         =============  ===========  ============  =========  ===========  =============  ==========

COVA VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 1998


                                                      Fidelity
                                                  ----------------

                                                        VIP
                                                      Equity-
                                                       Income             Total
                                                  ----------------  ------------------
Increase (decrease) in net assets from
    operations:
       Net investment income (loss)            $              (12)           (197,302)
       Net realized gain (loss)                                 -           4,192,008
       Change in unrealized appreciation                      635           8,280,979
                                                  ----------------  ------------------
          Net increase (decrease) in
             net assets from operations                       623          12,275,685
                                                  ----------------  ------------------

Contract transactions:
    Cova payments                                             100               4,200
    Cova redemptions                                            -              (2,511)
    Payments received from contract
       owners                                               2,968          18,342,571
    Transfers between sub-accounts
       (including fixed account), net                       4,427          32,538,428
    Transfers for contract benefits and
       terminations                                           121          (4,604,519)
                                                  ----------------  ------------------
          Net increase (decrease) in net
             assets from contract
             transactions                                   7,616          46,278,169
                                                  ----------------  ------------------

          Net increase (decrease) in net
             assets                                         8,239          58,553,854

Net assets at beginning of period                               -          69,315,373
                                                  ----------------  ------------------
Net assets at end of period                    $            8,239         127,869,227
                                                  ================  ==================


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(1)    ORGANIZATION
       Cova Variable Annuity Account Five (the Separate Account), a unit investment trust registered under the Investment Company Act of 1940 as amended, was established by Cova Financial Life Insurance Company (Cova) and exists in accordance with the regulations of the California
       Department of Insurance. The Separate Account is a funding vehicle for variable annuity contracts issued by Cova.

       The Separate Account is divided into sub-accounts with the assets of each sub-account invested in corresponding portfolios of the following investment companies. Each investment company is a diversified, open-end, management investment company registered under the Investment Company Act of 1940 as amended. The sub-accounts available for investment may vary between variable annuity contracts offered for sale by Cova.

            Cova Series Trust (Cova)                                                  10 portfolios
            General American Capital Company (GACC)                                    1 portfolio
            Russell Insurance Funds (Russell)                                          5 portfolios
            AIM Variable Insurance Funds, Inc. (AIM)                                   3 portfolios
            Alliance Variable Products Series Fund, Inc. (Alliance)                    2 portfolios
            Liberty Variable Investment Trust (Liberty)                                1 portfolio
            Goldman Sachs Variable Insurance Trust (Goldman Sachs)                     3 portfolios
            Investors Fund Series (Kemper)                                             4 portfolios
            MFS Variable Insurance Trust (MFS)                                         7 portfolios
            Oppenheimer Variable Account Funds (Oppenheimer)                           5 portfolios
            Putnam Variable Trust (Putnam)                                             5 portfolios
            Templeton Variable Products Series Fund (Templeton)                        7 portfolios
            Variable Insurance Products Fund, Fund II and Fund III (Fidelity)          5 portfolios

       The following sub-accounts commenced operations during the period:
            Cova Lord Abbett Growth and Income           January 8, 1999
            Russell Real Estate Securities                  July 1, 1999
            Templeton Bond                                 March 1, 1999
            Franklin Small Cap Investments                 March 1, 1999
            Templeton Stock                                March 2, 1999
            Franklin Growth Investments                    March 1, 1999

       The following sub-accounts ceased operations during the period:
            Cova Quality Income                          January 8, 1999
            Cova Money Market                            January 8, 1999
            Cova High Yield                              January 8, 1999
            Cova Stock Index                             January 8, 1999
            Cova VKAC Growth and Income                  January 8, 1999
            Lord Abbett Growth and Income                January 8, 1999


(2)    SIGNIFICANT ACCOUNTING POLICIES
       (A)  INVESTMENT VALUATION
            Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios, which value their investment securities at fair value. The average cost method is used to compute the realized gains and losses on the sale of portfolio shares owned by the sub-accounts. Income from dividends and gains from realized capital gain distributions are recorded on the ex-distribution date.

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


       (B)  REINVESTMENT OF DISTRIBUTIONS
            With the exception of the GACC Money Market Fund, dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

            GACC follows the Federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized capital gains are deemed to pass through to the Separate Account. As a result, GACC does not distribute dividends and realized capital gains. During December of each year, the accumulated net investment income and realized capital gains of the GACC Money Market Fund are allocated to the Separate Account by increasing the cost basis and recognizing a gain in the Separate Account.

       (C)  FEDERAL INCOME TAXES
            The operations of the Separate Account are included in the federal income tax return of Cova which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (IRC). Under current IRC provisions, Cova believes it will be treated as the owner of the Separate Account assets for federal income tax purposes and does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited to the variable annuity contracts. Based on this, no charge has been made to the Separate Account for federal income taxes. A charge may be made in future years for any federal income taxes that would be attributable to the variable annuity contracts.

       (D)  ANNUITY RESERVES
            Annuity reserves are computed for contracts in the payout stage according to the 1983a Mortality Table. The assumed investment return is 3%. The mortality risk is borne by Cova and may result in additional transfers to the Separate Account. Conversely, if reserves exceed amounts required, transfers may be made from the Separate Account to Cova.


(3)    SEPARATE ACCOUNT EXPENSES
       Cova deducts a daily charge from the net assets of each Separate Account sub-account equivalent to an annual rate of 1.25% for the assumption of mortality and expense risks and 0.15% for administrative expenses. The mortality risks assumed by Cova arise from its contractual obligation to make annuity payments after the annuity date for the life of the annuitant and to waive the withdrawal fee in the event of the death of the contract owner. The administrative fees cover the cost of establishing and maintaining the variable annuity contracts and the Separate Account.


(4)    CONTRACT FEES
       There are no deductions made from purchase payments for sales fees at the time a variable annuity contract is purchased. However, if all or a portion of the contract value is withdrawn, a withdrawal fee may be assessed and deducted from the contract value or payment to the contract owner. The withdrawal fee is imposed on withdrawals of contract values attributable to purchase payments within five years after receipt and is equal to 5% of the purchase payment withdrawn. After the first contract anniversary, provided the contract value exceeds $5,000, the contract owner may make one withdrawal each contract year of up to 10% of the aggregate purchase payments (on deposit for more than one year) without incurring a surrender fee. During the nine months ending September 30, 1999, surrender fees of $196 thousand were deducted.

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


       An annual contract maintenance fee of $30 is imposed on all variable annuity contracts with contract values less than $50,000 on their anniversary. This fee covers the cost of contract administration for the previous year and is prorated between the Separate Account sub-accounts and the fixed rate account to which the contract value is allocated. Subject to certain restrictions, the contract owner may transfer all or a part of the accumulated value of the contract among the available sub-accounts and the fixed rate account. If more than 12 transfers have been made in the contract year, a transfer fee of $25 per transfer or, if less, 2% of the amount transferred, may be deducted from the contract value. Transfers made in a dollar cost averaging program are not subject to the transfer fee.

       During the nine months ending September 30, 1999, contract maintenance and transfer fees of $26 thousand were deducted.

       Currently, Cova advances any premium taxes due at the time purchase payments are made and then deducts premium taxes at the time annuity payments begin. Cova reserves the right to deduct premium taxes when incurred.

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(5)    COST BASIS OF INVESTMENTS
       The cost basis of each sub-account's investment follows:


       Cova Lord Abbett Growth and Income       $ 43,548,705       MFS Bond                                                $ 102
       Cova Bond Debenture                        11,244,456       MFS Research                                          655,859
       Cova Developing Growth                      1,258,394       MFS Growth with Income                              1,236,624
       Cova Large Cap Research                     1,437,737       MFS Emerging Growth                                   728,409
       Cova Mid-Cap Value                          1,204,170       MFS/F&C Emerging Markets Equity                        29,927
       Cova Quality Bond                           7,736,695       MFS High Income                                       199,692
       Cova Small Cap Stock                        8,102,206       MFS Global Governments                                  8,380
       Cova Large Cap Stock                       26,021,420       Oppenheimer Capital Appreciation                       97,990
       Cova Select Equity                         19,404,781       Oppenheimer Main Street Growth & Income               283,912
       Cova International Equity                   9,882,237       Oppenheimer High Income                               168,330
       GACC Money Market                           1,730,793       Oppenheimer Bond                                      675,130
       Russell Multi-Style Equity                  2,357,880       Oppenheimer Strategic Bond                             76,070
       Russell Aggressive Equity                     363,194       Putnam VT Growth and Income                         1,446,341
       Russell Non-US                                986,100       Putnam VT New Value                                    29,144
       Russell Core Bond                           2,052,218       Putnam VT Vista                                       174,724
       Russell Real Estate Securities                 24,897       Putnam VT International Growth                        893,839
       AIM V.I. Value                              1,439,986       Putnam VT International New Opportunities              97,043
       AIM V.I. Capital Appreciation                 394,459       Templeton Bond                                          6,210
       AIM V.I. International Equity                 224,318       Franklin Small Cap Investments                        150,434
       Alliance Premier Growth                     1,715,602       Templeton Stock                                        84,215
       Alliance Real Estate Investment               235,370       Templeton International                               315,698
       Liberty Newport Tiger Fund, Variable           21,879       Templeton Developing Markets                          106,298
       Goldman Sachs Growth and Income               233,342       Templeton Mutual Shares Investments                    85,804
       Goldman Sachs International Equity            290,821       Franklin Growth Investments                            54,960
       Goldman Sachs Global Income                    33,626       Fidelity VIP Growth                                    40,925
       Kemper Dreman High Return Equity                  102       Fidelity VIP II Contrafund                              7,440
       Kemper Small Cap Growth                        93,573       Fidelity VIP III Growth Opportunities                   5,915
       Kemper Small Cap Value                        232,869       Fidelity VIP III Growth & Income                       78,968
       Kemper Government Securities                  313,544       Fidelity VIP Equity-Income                             39,406
                                                                                                               ------------------
                                                                                                                   $ 150,363,163
                                                                                                               ==================

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(6)    UNIT FAIR VALUE
       A summary of accumulation unit values, net assets, total return and expense ratios for each sub-account follows:


                                                 Commenced                         Accumulation Unit Value
                                                                 ------------------------------------------------------------
                                                 Operations        9/30/99        12/31/98        12/31/97       12/31/96
                                                -------------    -------------  --------------  -------------  --------------
       Cova Lord Abbett Growth and Income             1/8/99   $    35.846834               -              -               -
       Cova Bond Debenture                           5/20/96        13.297003       13.496510      12.881799       11.294929
       Cova Developing Growth                        11/7/97        11.961763       11.067868      10.527555               -
       Cova Large Cap Research                       2/17/98        12.785720       11.825638              -               -
       Cova Mid-Cap Value                            11/7/97        10.653220       10.437956      10.467957               -
       Cova Quality Bond                             5/20/96        11.609294       11.914509      11.155144       10.368767
       Cova Small Cap Stock                          5/15/96        13.321396       12.582885      13.491493       11.308427
       Cova Large Cap Stock                          5/16/96        20.192781       19.428505      14.889464       11.334982
       Cova Select Equity                            5/15/96        16.298247       16.987203      14.053503       10.838053
       Cova International Equity                     5/14/96        13.850867       12.889314      11.462436       10.967004
       GACC Money Market                             12/4/97        11.405631       11.109949      10.667017               -
       Russell Multi-Style Equity                   12/31/97        13.041389       12.740123      10.000000               -
       Russell Aggressive Equity                    12/31/97         9.230506       10.001283      10.000000               -
       Russell Non-US                               12/31/97        12.309179       11.182808      10.000000               -
       Russell Core Bond                            12/31/97        10.459537       10.631124      10.000000               -
       Russell Real Estate Securities                 7/1/99         9.190015               -              -               -
       AIM V.I. Value                               12/31/97        14.275217       13.075597      10.000000               -
       AIM V.I. Capital Appreciation                12/31/97        12.436827       11.800084      10.000000               -
       AIM V.I. International Equity                12/31/97        12.347899       11.418467      10.000000               -
       Alliance Premier Growth                      12/31/97        15.745289       14.620511      10.000000               -
       Alliance Real Estate Investment              12/31/97         7.580283        8.000583      10.000000               -
       Liberty Newport Tiger Fund, Variable         12/31/97        11.474808        9.278784      10.000000               -
       Goldman Sachs Growth and Income               3/31/98         9.507941        9.911702              -               -
       Goldman Sachs International Equity            3/31/98        12.237176       11.416783              -               -
       Goldman Sachs Global Income                   3/31/98        10.557479       10.815310              -               -
       Kemper Dreman High Return Equity              5/15/98         9.670000       10.489000              -               -
       Kemper Small Cap Growth                      12/31/97        11.881303       11.687795      10.000000               -
       Kemper Small Cap Value                       12/31/97         8.523422        8.770360      10.000000               -
       Kemper Government Securities                 12/31/97        10.609487       10.634608      10.000000               -
       MFS Bond                                      5/15/98        10.341000       10.509000              -               -
       MFS Research                                 12/31/97        12.266571       12.179142      10.000000               -
       MFS Growth with Income                       12/31/97        11.534481       12.075079      10.000000               -
       MFS Emerging Growth                          12/31/97        14.937310       13.244101      10.000000               -
       MFS/F&C Emerging Markets Equity              12/31/97         6.976271        6.581757      10.000000               -
       MFS High Income                              12/31/97        10.127249        9.863111      10.000000               -
       MFS Global Governments                       12/31/97        10.391322       10.663503      10.000000               -
       Oppenheimer Capital Appreciation             12/31/97        13.358170       12.244057      10.000000               -
       Oppenheimer Main Street Growth & Income      12/31/97        11.144103       10.340279      10.000000               -
       Oppenheimer High Income                      12/31/97        10.062994        9.907918      10.000000               -
       Oppenheimer Bond                             12/31/97        10.238538       10.551643      10.000000               -
       Oppenheimer Strategic Bond                   12/31/97        10.093478       10.164797      10.000000               -
       Putnam VT Growth and Income                  12/31/97        11.215192       11.403244      10.000000               -
       Putnam VT New Value                          12/31/97        10.249387       10.498075      10.000000               -
       Putnam VT Vista                              12/31/97        12.641068       11.804097      10.000000               -
       Putnam VT International Growth               12/31/97        13.728132       11.729428      10.000000               -
       Putnam VT International New Opportunities    12/31/97        14.593575       11.420772      10.000000               -
       Templeton Bond                                 3/1/99         9.795096               -              -               -
       Franklin Small Cap Investments                 3/1/99        12.713311               -              -               -
       Templeton Stock                                3/2/99        11.390124               -              -               -
       Templeton International                       9/21/98         9.858587        9.149729              -               -
       Templeton Developing Markets                  9/21/98         9.132548        7.557531              -               -
       Templeton Mutual Shares Investments           9/21/98         9.888972        9.646506              -               -
       Franklin Growth Investments                    3/1/99        11.623799               -              -               -
       Fidelity VIP Growth                           2/17/98        14.445422       13.115493              -               -
       Fidelity VIP II Contrafund                    2/17/98        13.028946       12.429344              -               -
       Fidelity VIP III Growth Opportunities         2/17/98        11.449022       11.814000              -               -
       Fidelity VIP III Growth & Income              2/17/98        12.234362       12.259160              -               -
       Fidelity VIP Equity-Income                    2/17/98        10.872928       10.674283              -               -

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(6)    UNIT FAIR VALUE
       A summary of accumulation unit values, net assets, total return and expense ratios for each sub-account follows:


                                                 Commenced                        Net Assets (in thousands)
                                                                 ------------------------------------------------------------
                                                 Operations        9/30/99        12/31/98        12/31/97       12/31/96
                                                -------------    -------------  --------------  -------------  --------------
       Cova Lord Abbett Growth and Income             1/8/99   $       43,781               -              -               -
       Cova Bond Debenture                           5/20/96           11,145           9,200          4,475             447
       Cova Developing Growth                        11/7/97            1,394             785             64               -
       Cova Large Cap Research                       2/17/98            1,551             590              -               -
       Cova Mid-Cap Value                            11/7/97            1,244             892             89               -
       Cova Quality Bond                             5/20/96            7,747           5,970          2,617             669
       Cova Small Cap Stock                          5/15/96            8,640           8,354          6,578           1,279
       Cova Large Cap Stock                          5/16/96           30,638          22,001         10,224           1,431
       Cova Select Equity                            5/15/96           19,846          17,884          9,845           2,011
       Cova International Equity                     5/14/96           11,414          10,046          6,351           1,360
       GACC Money Market                             12/4/97            1,773           1,440            150               -
       Russell Multi-Style Equity                   12/31/97            2,302             616              -               -
       Russell Aggressive Equity                    12/31/97              351              87              -               -
       Russell Non-US                               12/31/97            1,058             204              -               -
       Russell Core Bond                            12/31/97            2,001             654              -               -
       Russell Real Estate Securities                 7/1/99               24               -              -               -
       AIM V.I. Value                               12/31/97            1,449              37              -               -
       AIM V.I. Capital Appreciation                12/31/97              405              66              -               -
       AIM V.I. International Equity                12/31/97              238             174              -               -
       Alliance Premier Growth                      12/31/97            1,874             919              -               -
       Alliance Real Estate Investment              12/31/97              206             177              -               -
       Liberty Newport Tiger Fund, Variable         12/31/97               30              22              -               -
       Goldman Sachs Growth and Income               3/31/98              211             130              -               -
       Goldman Sachs International Equity            3/31/98              312             181              -               -
       Goldman Sachs Global Income                   3/31/98               33              32              -               -
       Kemper Dreman High Return Equity              5/15/98                -               -              -               -
       Kemper Small Cap Growth                      12/31/97              101              45              -               -
       Kemper Small Cap Value                       12/31/97              218             146              -               -
       Kemper Government Securities                 12/31/97              314              27              -               -
       MFS Bond                                      5/15/98                -               -              -               -
       MFS Research                                 12/31/97              673             317              -               -
       MFS Growth with Income                       12/31/97            1,230             782              -               -
       MFS Emerging Growth                          12/31/97              906             632              -               -
       MFS/F&C Emerging Markets Equity              12/31/97               28              28              -               -
       MFS High Income                              12/31/97              192             129              -               -
       MFS Global Governments                       12/31/97                8               4              -               -
       Oppenheimer Capital Appreciation             12/31/97              109              62              -               -
       Oppenheimer Main Street Growth & Income      12/31/97              293             154              -               -
       Oppenheimer High Income                      12/31/97              161             104              -               -
       Oppenheimer Bond                             12/31/97              657             489              -               -
       Oppenheimer Strategic Bond                   12/31/97               74              27              -               -
       Putnam VT Growth and Income                  12/31/97            1,367             914              -               -
       Putnam VT New Value                          12/31/97               28              23              -               -
       Putnam VT Vista                              12/31/97              191              80              -               -
       Putnam VT International Growth               12/31/97            1,025             663              -               -
       Putnam VT International New Opportunities    12/31/97              121              55              -               -
       Templeton Bond                                 3/1/99                6               -              -               -
       Franklin Small Cap Investments                 3/1/99              161               -              -               -
       Templeton Stock                                3/2/99               83               -              -               -
       Templeton International                       9/21/98              320              61              -               -
       Templeton Developing Markets                  9/21/98              113              53              -               -
       Templeton Mutual Shares Investments           9/21/98               82               9              -               -
       Franklin Growth Investments                    3/1/99               56               -              -               -
       Fidelity VIP Growth                           2/17/98               42               7              -               -
       Fidelity VIP II Contrafund                    2/17/98                7               1              -               -
       Fidelity VIP III Growth Opportunities         2/17/98                6               1              -               -
       Fidelity VIP III Growth & Income              2/17/98               80              26              -               -
       Fidelity VIP Equity-Income                    2/17/98               37               8              -               -

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(6)    UNIT FAIR VALUE, CONTINUED:



                                                 Commenced                                Total Return*
                                                                 ------------------------------------------------------------
                                                 Operations          1999           1998            1997           1996
                                                -------------    -------------  --------------  -------------  --------------
       Cova Lord Abbett Growth and Income             1/8/99           -0.16%               -              -               -
       Cova Bond Debenture                           5/20/96           -1.48%           4.77%         14.05%          11.32%
       Cova Developing Growth                        11/7/97            8.08%           5.13%         -2.80%               -
       Cova Large Cap Research                       2/17/98            8.12%           9.94%              -               -
       Cova Mid-Cap Value                            11/7/97            2.06%          -0.29%          4.17%               -
       Cova Quality Bond                             5/20/96           -2.56%           6.81%          7.58%           4.20%
       Cova Small Cap Stock                          5/15/96            5.87%          -6.74%         19.31%           3.69%
       Cova Large Cap Stock                          5/16/96            3.93%          30.49%         31.36%          11.62%
       Cova Select Equity                            5/15/96           -4.06%          20.88%         29.67%           6.76%
       Cova International Equity                     5/14/96            7.46%          12.45%          4.52%           8.60%
       GACC Money Market                             12/4/97            2.66%           4.15%          0.34%               -
       Russell Multi-Style Equity                   12/31/97            2.36%          27.40%              -               -
       Russell Aggressive Equity                    12/31/97           -7.71%           0.01%              -               -
       Russell Non-US                               12/31/97           10.07%          11.83%              -               -
       Russell Core Bond                            12/31/97           -1.61%           6.31%              -               -
       Russell Real Estate Securities                 7/1/99           -8.10%               -              -               -
       AIM V.I. Value                               12/31/97            9.17%          30.76%              -               -
       AIM V.I. Capital Appreciation                12/31/97            5.40%          18.00%              -               -
       AIM V.I. International Equity                12/31/97            8.14%          14.19%              -               -
       Alliance Premier Growth                      12/31/97            7.69%          46.21%              -               -
       Alliance Real Estate Investment              12/31/97           -5.25%         -19.99%              -               -
       Liberty Newport Tiger Fund, Variable         12/31/97           23.67%          -7.21%              -               -
       Goldman Sachs Growth and Income               3/31/98           -4.07%         -11.60%              -               -
       Goldman Sachs International Equity            3/31/98            7.19%           1.94%              -               -
       Goldman Sachs Global Income                   3/31/98           -2.38%           6.53%              -               -
       Kemper Dreman High Return Equity              5/15/98           -7.81%           4.89%              -               -
       Kemper Small Cap Growth                      12/31/97            1.66%          16.88%              -               -
       Kemper Small Cap Value                       12/31/97           -2.82%         -12.30%              -               -
       Kemper Government Securities                 12/31/97           -0.24%           6.35%              -               -
       MFS Bond                                      5/15/98           -1.60%           5.09%              -               -
       MFS Research                                 12/31/97            0.72%          21.79%              -               -
       MFS Growth with Income                       12/31/97           -4.48%          20.75%              -               -
       MFS Emerging Growth                          12/31/97           12.79%          32.44%              -               -
       MFS/F&C Emerging Markets Equity              12/31/97            5.99%         -34.18%              -               -
       MFS High Income                              12/31/97            2.68%          -1.37%              -               -
       MFS Global Governments                       12/31/97           -2.55%           6.63%              -               -
       Oppenheimer Capital Appreciation             12/31/97            9.10%          22.44%              -               -
       Oppenheimer Main Street Growth & Income      12/31/97            7.77%           3.40%              -               -
       Oppenheimer High Income                      12/31/97            1.56%          -0.92%              -               -
       Oppenheimer Bond                             12/31/97           -2.97%           5.52%              -               -
       Oppenheimer Strategic Bond                   12/31/97           -0.70%           1.65%              -               -
       Putnam VT Growth and Income                  12/31/97           -1.65%          14.03%              -               -
       Putnam VT New Value                          12/31/97           -2.37%           4.98%              -               -
       Putnam VT Vista                              12/31/97            7.09%          18.04%              -               -
       Putnam VT International Growth               12/31/97           17.04%          17.29%              -               -
       Putnam VT International New Opportunities    12/31/97           27.78%          14.21%              -               -
       Templeton Bond                                 3/1/99           -2.05%               -              -               -
       Franklin Small Cap Investments                 3/1/99           27.13%               -              -               -
       Templeton Stock                                3/2/99           13.90%               -              -               -
       Templeton International                       9/21/98            7.75%          15.92%              -               -
       Templeton Developing Markets                  9/21/98           20.84%          33.87%              -               -
       Templeton Mutual Shares Investments           9/21/98            2.51%          11.61%              -               -
       Franklin Growth Investments                    3/1/99           16.24%               -              -               -
       Fidelity VIP Growth                           2/17/98           10.14%          31.16%              -               -
       Fidelity VIP II Contrafund                    2/17/98            4.82%          24.29%              -               -
       Fidelity VIP III Growth Opportunities         2/17/98           -3.09%          18.14%              -               -
       Fidelity VIP III Growth & Income              2/17/98           -0.20%          22.59%              -               -
       Fidelity VIP Equity-Income                    2/17/98            1.86%           6.74%              -               -


*      The total return for sub-accounts that commenced operations during the period is not annualized.
**     The expense ratio for sub-accounts that commenced operations during the period is annualized.

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(6)    UNIT FAIR VALUE, CONTINUED:


                                                                                   Separate Account Expenses
                                                 Commenced                       As a % of Average Net Assets**
                                                                 ------------------------------------------------------------
                                                 Operations          1999           1998            1997           1996
                                                -------------    -------------  --------------  -------------  --------------
       Cova Lord Abbett Growth and Income             1/8/99            1.40%               -              -               -
       Cova Bond Debenture                           5/20/96            1.40%           1.40%          1.40%           1.40%
       Cova Developing Growth                        11/7/97            1.40%           1.40%          1.40%               -
       Cova Large Cap Research                       2/17/98            1.40%           1.40%              -               -
       Cova Mid-Cap Value                            11/7/97            1.40%           1.40%          1.40%               -
       Cova Quality Bond                             5/20/96            1.40%           1.40%          1.40%           1.40%
       Cova Small Cap Stock                          5/15/96            1.40%           1.40%          1.40%           1.40%
       Cova Large Cap Stock                          5/16/96            1.40%           1.40%          1.40%           1.40%
       Cova Select Equity                            5/15/96            1.40%           1.40%          1.40%           1.40%
       Cova International Equity                     5/14/96            1.40%           1.40%          1.40%           1.40%
       GACC Money Market                             12/4/97            1.40%           1.40%          1.40%               -
       Russell Multi-Style Equity                   12/31/97            1.40%           1.40%              -               -
       Russell Aggressive Equity                    12/31/97            1.40%           1.40%              -               -
       Russell Non-US                               12/31/97            1.40%           1.40%              -               -
       Russell Core Bond                            12/31/97            1.40%           1.40%              -               -
       Russell Real Estate Securities                 7/1/99            1.40%               -              -               -
       AIM V.I. Value                               12/31/97            1.40%           1.40%              -               -
       AIM V.I. Capital Appreciation                12/31/97            1.40%           1.40%              -               -
       AIM V.I. International Equity                12/31/97            1.40%           1.40%              -               -
       Alliance Premier Growth                      12/31/97            1.40%           1.40%              -               -
       Alliance Real Estate Investment              12/31/97            1.40%           1.40%              -               -
       Liberty Newport Tiger Fund, Variable         12/31/97            1.40%           1.39%              -               -
       Goldman Sachs Growth and Income               3/31/98            1.40%           1.40%              -               -
       Goldman Sachs International Equity            3/31/98            1.40%           1.40%              -               -
       Goldman Sachs Global Income                   3/31/98            1.40%           1.40%              -               -
       Kemper Dreman High Return Equity              5/15/98            1.40%           0.55%              -               -
       Kemper Small Cap Growth                      12/31/97            1.40%           1.40%              -               -
       Kemper Small Cap Value                       12/31/97            1.40%           1.40%              -               -
       Kemper Government Securities                 12/31/97            1.40%           1.38%              -               -
       MFS Bond                                      5/15/98            1.40%           0.52%              -               -
       MFS Research                                 12/31/97            1.40%           1.40%              -               -
       MFS Growth with Income                       12/31/97            1.40%           1.40%              -               -
       MFS Emerging Growth                          12/31/97            1.40%           1.40%              -               -
       MFS/F&C Emerging Markets Equity              12/31/97            1.40%           1.40%              -               -
       MFS High Income                              12/31/97            1.40%           1.40%              -               -
       MFS Global Governments                       12/31/97            1.40%           1.37%              -               -
       Oppenheimer Capital Appreciation             12/31/97            1.40%           1.40%              -               -
       Oppenheimer Main Street Growth & Income      12/31/97            1.40%           1.40%              -               -
       Oppenheimer High Income                      12/31/97            1.40%           1.40%              -               -
       Oppenheimer Bond                             12/31/97            1.40%           1.40%              -               -
       Oppenheimer Strategic Bond                   12/31/97            1.40%           1.40%              -               -
       Putnam VT Growth and Income                  12/31/97            1.40%           1.40%              -               -
       Putnam VT New Value                          12/31/97            1.40%           1.40%              -               -
       Putnam VT Vista                              12/31/97            1.40%           1.40%              -               -
       Putnam VT International Growth               12/31/97            1.40%           1.40%              -               -
       Putnam VT International New Opportunities    12/31/97            1.40%           1.40%              -               -
       Templeton Bond                                 3/1/99            1.40%               -              -               -
       Franklin Small Cap Investments                 3/1/99            1.40%               -              -               -
       Templeton Stock                                3/2/99            1.40%                              -               -
       Templeton International                       9/21/98            1.40%           1.40%              -               -
       Templeton Developing Markets                  9/21/98            1.40%           1.40%              -               -
       Templeton Mutual Shares Investments           9/21/98            1.40%           1.32%              -               -
       Franklin Growth Investments                    3/1/99            1.40%               -              -               -
       Fidelity VIP Growth                           2/17/98            1.40%           1.35%              -               -
       Fidelity VIP II Contrafund                    2/17/98            1.40%           0.75%              -               -
       Fidelity VIP III Growth Opportunities         2/17/98            1.40%           0.52%              -               -
       Fidelity VIP III Growth & Income              2/17/98            1.40%           1.39%              -               -
       Fidelity VIP Equity-Income                    2/17/98            1.40%           1.34%              -               -


*      The total return for sub-accounts that commenced operations during the period is not annualized.
**     The expense ratio for sub-accounts that commenced operations during the period is annualized.

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(7)    REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION
       The realized gain (loss) on the sale of fund shares and the change in unrealized appreciation for each sub-account during the nine months ending September 30, 1999 and the year ending December 31, 1998 follows:

                                                                                       Realized Gain (Loss)
                                                               ----------------------------------------------------------------
                                                                    Aggregate           Aggregate Cost
                                                  Year or        Proceeds from Sales    of Fund Shares           Realized
                                                   Period        of Fund Shares            Redeemed             Gain (Loss)
                                                 -----------   -------------------    ------------------    -------------------
       Cova Quality Income                          1999             $ 763,185             $ 780,067              $ (16,882)
                                                    1998                68,255                66,652                  1,603

       Cova Money Market                            1999               267,703               267,703                      -
                                                    1998               127,698               127,698                      -

       Cova Stock Index                             1999             2,369,204             2,061,077                308,127
                                                    1998               135,751               117,530                 18,221

       Cova VKAC Growth and Income                  1999             2,136,203             2,024,017                112,186
                                                    1998               104,628                89,010                 15,618

       Cova Lord Abbett Growth and Income           1999             2,559,061             2,516,416                 42,645
                                                    1998                     -                     -                      -

       Cova Bond Debenture                          1999               691,020               673,122                 17,898
                                                    1998               670,935               657,487                 13,448

       Cova Developing Growth                       1999                17,355                15,911                  1,444
                                                    1998                59,769                61,323                 (1,554)

       Cova Large Cap Research                      1999                39,854                35,720                  4,134
                                                    1998                 1,318                 1,293                     25

       Cova Mid-Cap Value                           1999               128,217               120,987                  7,230
                                                    1998               121,779               126,280                 (4,501)

       Cova Quality Bond                            1999             1,181,032             1,165,131                 15,901
                                                    1998               319,864               309,113                 10,751

       Cova Small Cap Stock                         1999             1,004,121             1,011,598                 (7,477)
                                                    1998               986,220               974,390                 11,830

       Cova Large Cap Stock                         1999             1,145,669               908,622                237,047
                                                    1998             1,700,678             1,489,784                210,894

       Cova Select Equity                           1999               929,358               763,139                166,219
                                                    1998             1,190,393             1,040,041                150,352

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(7)    REALIZED GAIN (LOSS), CONTINUED:
                                                                                         Realized Gain (Loss)
                                                                 ----------------------------------------------------------------
                                                                      Aggregate           Aggregate Cost
                                                    Year or        Proceeds from Sales    of Fund Shares           Realized
                                                     Period        of Fund Shares            Redeemed             Gain (Loss)
                                                  ------------   -------------------    ------------------    -------------------
       Cova International Equity                      1999             $ 651,743             $ 574,546               $ 77,197
                                                      1998               652,667               629,290                 23,377

       GACC Money Market                              1999             1,866,700             1,839,362                 27,338
                                                      1998             2,053,922             2,035,460                 18,462

       Lord Abbett Growth and Income                  1999            38,963,704            34,458,170              4,505,534
                                                      1998             1,839,293             1,749,075                 90,218

       Russell Multi-Style Equity                     1999               184,401               181,795                  2,606
                                                      1998                 7,462                 7,262                    200

       Russell Aggressive Equity                      1999                40,617                40,969                   (352)
                                                      1998                   416                   468                    (52)

       Russell Non-US                                 1999                80,172                74,724                  5,448
                                                      1998                   821                   900                    (79)

       Russell Core Bond                              1999               323,045               334,129                (11,084)
                                                      1998                 1,162                 1,160                      2

       Russell Real Estate Securities                 1999                 1,532                 1,523                      9
                                                      1998                     -                     -                      -

       AIM V.I. Value                                 1999               240,333               235,873                  4,460
                                                      1998                26,188                27,774                 (1,586)

       AIM V.I. Capital Appreciation                  1999                35,089                33,543                  1,546
                                                      1998                   236                   258                    (22)

       AIM V.I. International Equity                  1999                54,165                55,506                 (1,341)
                                                      1998                40,160                46,103                 (5,943)

       Alliance Premier Growth                        1999               226,986               200,203                 26,783
                                                      1998                67,438                74,072                 (6,634)

       Alliance Real Estate Investment                1999                61,460                65,902                 (4,442)
                                                      1998                14,746                17,733                 (2,987)

       Liberty Newport Tiger Fund, Variable           1999                     -                     -                      -
                                                      1998                    37                    33                      4

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(7)    REALIZED GAIN (LOSS), CONTINUED:
                                                                                              Realized Gain (Loss)
                                                                      --------------------------------------------------------------
                                                                           Aggregate           Aggregate Cost
                                                         Year or        Proceeds from Sales    of Fund Shares           Realized
                                                          Period        of Fund Shares            Redeemed             Gain (Loss)
                                                         ----------   -------------------    ------------------    -----------------
       Goldman Sachs Growth and Income                     1999              $ 24,027              $ 23,634                  $ 393
                                                           1998                23,582                27,701                 (4,119)

       Goldman Sachs International Equity                  1999                24,280                23,269                  1,011
                                                           1998                   999                 1,123                   (124)

       Goldman Sachs Global Income                         1999                   371                   375                     (4)
                                                           1998                   181                   176                      5

       Kemper Dreman High Return Equity                    1999                     -                     -                      -
                                                           1998                     -                     -                      -

       Kemper Small Cap Growth                             1999                 3,424                 3,191                    233
                                                           1998                 7,419                 7,675                   (256)

       Kemper Small Cap Value                              1999                36,973                39,648                 (2,675)
                                                           1998                21,781                28,205                 (6,424)

       Kemper Government Securities                        1999                44,898                44,901                     (3)
                                                           1998                     9                     9                      -

       MFS Bond                                            1999                     -                     -                      -
                                                           1998                     -                     -                      -

       MFS Research                                        1999                31,969                30,048                  1,921
                                                           1998                 1,823                 1,914                    (91)

       MFS Growth with Income                              1999                68,668                64,047                  4,621
                                                           1998                40,854                45,826                 (4,972)

       MFS Emerging Growth                                 1999                66,536                54,094                 12,442
                                                           1998                31,963                34,744                 (2,781)

       MFS/Foreign & Colonial  Emerging Markets Equity     1999                35,664                37,441                 (1,777)
                                                           1998                32,580                43,015                (10,435)

       MFS High Income                                     1999                37,569                36,153                  1,416
                                                           1998                18,006                19,172                 (1,166)

       MFS Global Governments                              1999                 1,979                 2,032                    (53)
                                                           1998                    34                    33                      1

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(7)    REALIZED GAIN (LOSS), CONTINUED:
                                                                                           Realized Gain (Loss)
                                                                   ----------------------------------------------------------------
                                                                        Aggregate           Aggregate Cost
                                                      Year or        Proceeds from Sales    of Fund Shares           Realized
                                                       Period        of Fund Shares            Redeemed             Gain (Loss)
                                                     -----------   -------------------    ------------------    -------------------
       Oppenheimer Capital Appreciation                 1999              $ 18,510              $ 16,673                $ 1,837
                                                        1998                   731                   756                    (25)

       Oppenheimer Main Street Growth & Income          1999                64,556                58,551                  6,005
                                                        1998                 1,004                 1,167                   (163)

       Oppenheimer High Income                          1999                17,278                17,773                   (495)
                                                        1998                 2,657                 2,855                   (198)

       Oppenheimer Bond                                 1999               132,308               134,118                 (1,810)
                                                        1998                17,891                17,655                    236

       Oppenheimer Strategic Bond                       1999                15,170                15,293                   (123)
                                                        1998                   160                   165                     (5)

       Putnam VT Growth and Income                      1999               116,095               112,256                  3,839
                                                        1998                45,339                51,871                 (6,532)

       Putnam VT New Value                              1999                12,757                11,473                  1,284
                                                        1998                 6,880                 6,868                     12

       Putnam VT Vista                                  1999                31,449                27,949                  3,500
                                                        1998                   376                   388                    (12)

       Putnam VT International Growth                   1999                96,463                90,256                  6,207
                                                        1998                64,381                72,707                 (8,326)

       Putnam VT International New Opportunities        1999                 7,903                 7,425                    478
                                                        1998                   378                   405                    (27)

       Templeton Bond                                   1999                    17                    17                      -
                                                        1998                     -                     -                      -

       Franklin Small Cap Investments                   1999                   464                   450                     14
                                                        1998                     -                     -                      -

       Templeton Stock                                  1999                25,708                25,916                   (208)
                                                        1998                     -                     -                      -

       Templeton International                          1999                 1,506                 1,454                     52
                                                        1998                   133                   124                      9

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(7)    REALIZED GAIN (LOSS), CONTINUED:
                                                                                        Realized Gain (Loss)
                                                                ----------------------------------------------------------------
                                                                     Aggregate           Aggregate Cost
                                                   Year or      Proceeds from Sales      of Fund Shares           Realized
                                                    Period        of Fund Shares            Redeemed             Gain (Loss)
                                                 ------------   -------------------    ------------------    -------------------
       Templeton Developing Markets                 1999              $ 33,375              $ 27,585                $ 5,790
                                                    1998                   133                   125                      8

       Templeton Mutual Shares Investments          1999                   449                   433                     16
                                                    1998                     -                     -                      -

       Franklin Growth Investments                  1999                   146                   138                      8
                                                    1998                     -                     -                      -

       Fidelity VIP Growth                          1999                 1,129                   989                    140
                                                    1998                     3                     3                      -

       Fidelity VIP II Contrafund                   1999                    59                    58                      1
                                                    1998                     -                     -                      -

       Fidelity VIP III Growth Opportunities        1999                    54                    52                      2
                                                    1998                     -                     -                      -

       Fidelity VIP III Growth & Income             1999                 1,502                 1,340                    162
                                                    1998                     -                     -                      -

       Fidelity VIP Equity-Income                   1999                   409                   411                     (2)
                                                    1998                     -                     -                      -

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(7)    UNREALIZED APPRECIATION:
                                                                                Unrealized Appreciation (Depreciation)
                                                                  ----------------------------------------------------------------
                                                                     Appreciation           Appreciation
                                                     Year or        (Depreciation)         (Depreciation)
                                                      Period         End of Period        Beginning of Period        Change
                                                   ------------   -------------------    ---------------------   -----------------
       Cova Quality Income                             1999                   $ -              $ 19,209              $ (19,209)
                                                       1998                19,209                14,678                  4,531

       Cova Money Market                               1999                     -                     -                      -
                                                       1998                     -                     -                      -

       Cova Stock Index                                1999                     -               491,713               (491,713)
                                                       1998               491,713               393,343                 98,370

       Cova VKAC Growth and Income                     1999                     -               316,285               (316,285)
                                                       1998               316,285               251,383                 64,902

       Cova Lord Abbett Growth and Income              1999               232,226                     -                232,226
                                                       1998                     -                     -                      -

       Cova Bond Debenture                             1999               (99,802)              273,399               (373,201)
                                                       1998               273,399               163,335                110,064

       Cova Developing Growth                          1999               135,170                57,633                 77,537
                                                       1998                57,633                   404                 57,229

       Cova Large Cap Research                         1999               113,729                52,098                 61,631
                                                       1998                52,098                     -                 52,098

       Cova Mid-Cap Value                              1999                40,102                14,516                 25,586
                                                       1998                14,516                 2,536                 11,980

       Cova Quality Bond                               1999                10,730               254,121               (243,391)
                                                       1998               254,121                42,116                212,005

       Cova Small Cap Stock                            1999               537,531                (2,832)               540,363
                                                       1998                (2,832)              765,772               (768,604)

       Cova Large Cap Stock                            1999             4,616,261             4,717,561               (101,300)
                                                       1998             4,717,561               630,868              4,086,693

       Cova Select Equity                              1999               441,615             3,163,743             (2,722,128)
                                                       1998             3,163,743             1,284,973              1,878,770

       Cova International Equity                       1999             1,531,675               918,988                612,687
                                                       1998               918,988                91,655                827,333

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(7)    UNREALIZED APPRECIATION, CONTINUED:
                                                                               Unrealized Appreciation (Depreciation)
                                                                 ----------------------------------------------------------------
                                                                    Appreciation           Appreciation
                                                    Year or        (Depreciation)         (Depreciation)
                                                     Period         End of Period        Beginning of Period        Change
                                                   -----------   -------------------    ---------------------   -----------------
       GACC Money Market                              1999              $ 42,459               $ 8,746               $ 33,713
                                                      1998                 8,746                   440                  8,306

       Lord Abbett Growth and Income                  1999                     -             2,782,796             (2,782,796)
                                                      1998             2,782,796             1,514,090              1,268,706

       Russell Multi-Style Equity                     1999               (56,195)               37,385                (93,580)
                                                      1998                37,385                     -                 37,385

       Russell Aggressive Equity                      1999               (11,732)               (1,753)                (9,979)
                                                      1998                (1,753)                    -                 (1,753)

       Russell Non-US                                 1999                72,021                 1,844                 70,177
                                                      1998                 1,844                     -                  1,844

       Russell Core Bond                              1999               (50,755)                3,543                (54,298)
                                                      1998                 3,543                     -                  3,543

       Russell Real Estate Securities                 1999                  (721)                    -                   (721)
                                                      1998                     -                     -                      -

       AIM V.I. Value                                 1999                 8,866                 1,376                  7,490
                                                      1998                 1,376                     -                  1,376

       AIM V.I. Capital Appreciation                  1999                10,989                 5,386                  5,603
                                                      1998                 5,386                     -                  5,386

       AIM V.I. International Equity                  1999                14,018                (6,224)                20,242
                                                      1998                (6,224)                    -                 (6,224)

       Alliance Premier Growth                        1999               158,572               118,514                 40,058
                                                      1998               118,514                     -                118,514

       Alliance Real Estate Investment                1999               (29,280)              (17,191)               (12,089)
                                                      1998               (17,191)                    -                (17,191)

       Liberty Newport Tiger Fund, Variable           1999                 8,583                 2,743                  5,840
                                                      1998                 2,743                     -                  2,743

       Goldman Sachs Growth and Income                1999               (22,011)              (11,213)               (10,798)
                                                      1998               (11,213)                    -                (11,213)

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(7)    UNREALIZED APPRECIATION, CONTINUED:
                                                                                 Unrealized Appreciation (Depreciation)
                                                                    ----------------------------------------------------------------
                                                                       Appreciation           Appreciation
                                                       Year or        (Depreciation)         (Depreciation)
                                                        Period         End of Period        Beginning of Period        Change
                                                      -----------   -------------------    ---------------------   -----------------
       Goldman Sachs International Equity                 1999              $ 21,660               $ 2,720               $ 18,940
                                                          1998                 2,720                     -                  2,720

       Goldman Sachs Global Income                        1999                  (631)                 (187)                  (444)
                                                          1998                  (187)                    -                   (187)

       Kemper Dreman High Return Equity                   1999                    (5)                    5                    (10)
                                                          1998                     5                     -                      5

       Kemper Small Cap Growth                            1999                 7,563                 3,989                  3,574
                                                          1998                 3,989                     -                  3,989

       Kemper Small Cap Value                             1999               (14,743)              (13,980)                  (763)
                                                          1998               (13,980)                    -                (13,980)

       Kemper Government Securities                       1999                   713                   206                    507
                                                          1998                   206                     -                    206

       MFS Bond                                           1999                     1                     5                     (4)
                                                          1998                     5                     -                      5

       MFS Research                                       1999                16,916                24,572                 (7,656)
                                                          1998                24,572                     -                 24,572

       MFS Growth with Income                             1999                (6,817)               54,989                (61,806)
                                                          1998                54,989                     -                 54,989

       MFS Emerging Growth                                1999               177,950                87,574                 90,376
                                                          1998                87,574                     -                 87,574

       MFS/Foreign & Colonial Emerging Markets Equity     1999                (2,414)               (7,685)                 5,271
                                                          1998                (7,685)                    -                 (7,685)

       MFS High Income                                    1999                (7,521)               (2,625)                (4,896)
                                                          1998                (2,625)                    -                 (2,625)

       MFS Global Governments                             1999                  (135)                  189                   (324)
                                                          1998                   189                     -                    189

       Oppenheimer Capital Appreciation                   1999                10,548                 9,357                  1,191
                                                          1998                 9,357                     -                  9,357

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(7)    UNREALIZED APPRECIATION, CONTINUED:
                                                                                            Unrealized Appreciation (Depreciation)
                                                                    ----------------------------------------------------------------
                                                                       Appreciation           Appreciation
                                                       Year or        (Depreciation)         (Depreciation)
                                                        Period         End of Period        Beginning of Period        Change
                                                      -----------   -------------------    ---------------------   -----------------
       Oppenheimer Main Street Growth & Income          1999               $ 9,538                $ (771)              $ 10,309
                                                        1998                  (771)                    -                   (771)

       Oppenheimer High Income                          1999                (7,601)               (2,071)                (5,530)
                                                        1998                (2,071)                    -                 (2,071)

       Oppenheimer Bond                                 1999               (18,232)               12,503                (30,735)
                                                        1998                12,503                     -                 12,503

       Oppenheimer Strategic Bond                       1999                (1,724)                 (129)                (1,595)
                                                        1998                  (129)                    -                   (129)

       Putnam VT Growth and Income                      1999               (79,758)               44,649               (124,407)
                                                        1998                44,649                     -                 44,649

       Putnam VT New Value                              1999                  (737)                  860                 (1,597)
                                                        1998                   860                     -                    860

       Putnam VT Vista                                  1999                15,966                 7,815                  8,151
                                                        1998                 7,815                     -                  7,815

       Putnam VT International Growth                   1999               131,342                (2,297)               133,639
                                                        1998                (2,297)                    -                 (2,297)

       Putnam VT International New Opportunities        1999                24,068                   299                 23,769
                                                        1998                   299                     -                    299

       Templeton Bond                                   1999                    28                     -                     28
                                                        1998                     -                     -                      -

       Franklin Small Cap Investments                   1999                10,635                     -                 10,635
                                                        1998                     -                     -                      -

       Templeton Stock                                  1999                (1,564)                    -                 (1,564)
                                                        1998                     -                     -                      -

       Templeton International                          1999                 4,090                 4,711                   (621)
                                                        1998                 4,711                     -                  4,711

       Templeton Developing Markets                     1999                 6,501                 3,570                  2,931
                                                        1998                 3,570                     -                  3,570

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(7)    UNREALIZED APPRECIATION, CONTINUED:
                                                                                   Unrealized Appreciation (Depreciation)
                                                                   ----------------------------------------------------------------
                                                                      Appreciation           Appreciation
                                                      Year or        (Depreciation)         (Depreciation)
                                                       Period         End of Period        Beginning of Period        Change
                                                    ------------   -------------------    --------------------   ------------------
       Templeton Mutual Shares Investments              1999              $ (3,636)                $ 263               $ (3,899)
                                                        1998                   263                     -                    263

       Franklin Growth Investments                      1999                 1,026                     -                  1,026
                                                        1998                     -                     -                      -

       Fidelity VIP Growth                              1999                 1,127                 1,118                      9
                                                        1998                 1,118                     -                  1,118

       Fidelity VIP II Contrafund                       1999                   (75)                   99                   (174)
                                                        1998                    99                     -                     99

       Fidelity VIP III Growth Opportunities            1999                    55                    19                     36
                                                        1998                    19                     -                     19

       Fidelity VIP III Growth & Income                 1999                 1,004                 3,784                 (2,780)
                                                        1998                 3,784                     -                  3,784

       Fidelity VIP Equity-Income                       1999                (2,232)                  635                 (2,867)
                                                        1998                   635                     -                    635

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(8)    UNIT TRANSACTIONS
       The change in the number of units for each sub-account follows:


                                                                                  Cova
                                      ----------------------------------------------------------------------------------------------
                                                                                  VKAC       Lord Abbett
                                                                                 Growth        Growth
                                        Quality        Money         Stock         and           and         Bond       Developing
                                      Income (1)    Market (1)     Index (1)   Income (1)      Income      Debenture      Growth
                                      ------------  ------------  -----------  ------------  ------------  -----------  ------------
Accumulation units:
   Unit balance at 12/31/97                43,729        29,951       69,602        80,080             -      347,400         6,039

     Cova units purchased                       -             -            -             -             -            -             -
     Cova units redeemed                        -             -            -             -             -            -             -
     Contract units purchased                   -             -            -            48             -       83,877        31,649
     Contract units transferred, net          763        (8,882)       5,039         9,020             -      280,852        33,339
     Contract units redeemed                 (507)         (306)      (1,474)       (2,306)            -      (30,453)         (101)
                                      ------------  ------------  -----------  ------------  ------------  -----------  ------------
   Unit balance at 12/31/98                43,985        20,763       73,167        86,842             -      681,676        70,926

     Cova units purchased                       -             -            -             -             -            -             -
     Cova units redeemed                        -             -            -             -             -            -             -
     Contract units purchased                   -             -            -             -        18,549       26,239        12,290
     Contract units transferred, net      (43,985)      (20,763)     (73,167)      (86,842)    1,267,182      192,437        33,592
     Contract units redeemed                    -             -            -             -       (67,897)     (62,762)         (306)
                                      ------------  ------------  -----------  ------------  ------------  -----------  ------------
   Unit balance at 9/30/99                      -             -            -             -     1,217,834      837,590       116,502
                                      ============  ============  ===========  ============  ============  ===========  ============




Annuity units:
   Unit balance at 12/31/97                                                                            -            -

     Contract units purchased                                                                          -            -
     Contract units redeemed                                                                           -            -
                                                                                             ------------  -----------
   Unit balance at 12/31/98                                                                            -            -

     Contract units purchased                                                                      4,597          574
     Contract units redeemed                                                                         (56)          (3)
                                                                                             ------------  -----------
   Unit balance at 9/30/99                                                                         4,541          571
                                                                                             ============  ===========


(1)    Sub-account ceased operations on January 8, 1999.

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(8)    UNIT TRANSACTIONS, CONTINUED:



                                                                                Cova
                                       ---------------------------------------------------------------------------------------------

                                          Large                                Small         Large
                                           Cap        Mid-Cap     Quality       Cap           Cap          Select      International
                                        Research       Value        Bond       Stock         Stock         Equity         Equity
                                       -----------  -----------  ----------  ----------  -------------  ------------  --------------
Accumulation units:
   Unit balance at 12/31/97                     -        8,510     234,643     487,580        686,677       700,550         554,105

     Cova units purchased                       -            -           -           -              -             -               -
     Cova units redeemed                        -            -           -           -              -             -               -
     Contract units purchased              21,971       56,591      71,796      55,831         86,312        93,645          39,068
     Contract units transferred, net       27,982       20,523     212,881     162,174        401,442       309,696         218,017
     Contract units redeemed                  (59)        (167)    (18,275)    (41,660)       (42,041)      (51,094)        (31,815)
                                       -----------  -----------  ----------  ----------  -------------  ------------  --------------
   Unit balance at 12/31/98                49,894       85,457     501,045     663,925      1,132,390     1,052,797         779,375

     Cova units purchased                       -            -           -           -              -             -               -
     Cova units redeemed                        -            -           -           -              -             -               -
     Contract units purchased              19,713        6,097      43,572       5,967         55,225        34,885          12,777
     Contract units transferred, net       53,624       26,508     166,110      11,358        381,193       188,112          61,052
     Contract units redeemed               (1,887)      (1,264)    (43,380)    (32,689)       (52,018)      (58,600)        (29,146)
                                       -----------  -----------  ----------  ----------  -------------  ------------  --------------
   Unit balance at 9/30/99                121,344      116,798     667,347     648,561      1,516,790     1,217,194         824,058
                                       ===========  ===========  ==========  ==========  =============  ============  ==============




Annuity units:
   Unit balance at 12/31/97                                                                         -             -

     Contract units purchased                                                                       -             -
     Contract units redeemed                                                                        -             -
                                                                                         -------------  ------------
   Unit balance at 12/31/98                                                                         -             -

     Contract units purchased                                                                     496           536
     Contract units redeemed                                                                       (2)           (2)
                                                                                         -------------  ------------
   Unit balance at 9/30/99                                                                        494           534
                                                                                         =============  ============

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(8)    UNIT TRANSACTIONS, CONTINUED:



                                           GACC       Lord Abbett                                Russell
                                        -----------  -------------   ---------------------------------------------------------------

                                                        Growth         Multi-                                               Real
                                           Money          and          Style      Aggressive                   Core        Estate
                                          Market        Income         Equity       Equity       Non-US        Bond       Securities
                                        -----------  -------------   ----------  ------------  -----------  -----------  -----------
Accumulation units:
    Unit balance at 12/31/97                14,091        791,310            -             -            -            -            -

      Cova units purchased                       -              -           10            10           10           10            -
      Cova units redeemed                        -              -          (10)          (10)         (10)         (10)           -
      Contract units purchased             175,697         70,041       45,702         7,795       16,824       54,877            -
      Contract units transferred, net      (33,948)       266,026        2,780           887        1,475        6,720            -
      Contract units redeemed              (26,271)       (46,611)         (94)          (31)         (40)         (99)           -
                                        -----------  -------------   ----------  ------------  -----------  -----------  -----------

    Unit balance at 12/31/98               129,569      1,080,766       48,388         8,651       18,259       61,498            -

      Cova units purchased                       -              -            -             -            -            -           10
      Cova units redeemed                        -              -            -             -            -            -            -
      Contract units purchased              28,082          1,724       72,472        16,870       34,726       44,528          421
      Contract units transferred, net       61,023     (1,081,503)      67,103        16,184       38,168       96,956        2,358
      Contract units redeemed              (63,208)          (987)     (11,479)       (3,630)      (5,194)     (11,636)        (158)
                                        -----------  -------------   ----------  ------------  -----------  -----------  -----------
    Unit balance at 9/30/99                155,466              -      176,484        38,075       85,959      191,346        2,631
                                        ===========  =============   ==========  ============  ===========  ===========  ===========

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(8)    UNIT TRANSACTIONS, CONTINUED:



                                                        AIM                           Alliance          Liberty     Goldman Sachs
                                      ---------------------------------------- ----------------------  ----------  ----------------
                                                                                                        Newport
                                                                    V.I.                     Real        Tiger          Growth
                                                  V.I. Capital  International  Premier      Estate       Fund,           and
                                      V.I. Value  Appreciation     Equity       Growth    Investment   Variable         Income
                                      ----------  ------------- -------------- ---------  -----------  ----------  ----------------
Accumulation units:
   Unit balance at 12/31/97                   -              -              -         -            -           -                 -

     Cova units purchased                    10             10             10        10           10          10                 9
     Cova units redeemed                      -              -            (10)      (10)         (10)          -                (9)
     Contract units purchased             2,811          5,456         15,482    61,989       20,016       2,387            11,978
     Contract units transferred, net         44            104            (97)    1,056        2,144           -             1,129
     Contract units redeemed                  -              -           (128)     (176)         (83)          -                 -
                                      ----------  ------------- -------------- ---------  -----------  ----------  ----------------
   Unit balance at 12/31/98               2,865          5,570         15,257    62,869       22,077       2,397            13,107

     Cova units purchased                     -              -              -         -            -           -                 -
     Cova units redeemed                    (10)           (10)             -         -            -           -                 -
     Contract units purchased            34,362         12,532          4,361    23,815        1,477         243             1,236
     Contract units transferred, net     65,875         14,572           (149)   39,942        4,868           -             8,096
     Contract units redeemed             (1,602)           (65)          (168)   (7,600)      (1,235)          -              (213)
                                      ----------  ------------- -------------- ---------  -----------  ----------  ----------------
   Unit balance at 9/30/99              101,490         32,599         19,301   119,026       27,187       2,640            22,226
                                      ==========  ============= ============== =========  ===========  ==========  ================

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(8)    UNIT TRANSACTIONS, CONTINUED:



                                                 Goldman Sachs                               Kemper                         MFS
                                           --------------------------  -------------------------------------------------  -------
                                                                         Dreman
                                                                          High       Small       Small
                                            International    Global      Return       Cap         Cap       Government
                                               Equity        Income      Equity      Growth      Value      Securities     Bond
                                           ---------------  ---------  ----------  ----------  ---------  --------------  -------
Accumulation units:
       Unit balance at 12/31/97                         -          -           -           -          -               -        -

         Cova units purchased                           9         10          10          10         10              10       10
         Cova units redeemed                           (9)         -           -         (10)       (10)              -        -
         Contract units purchased                  13,558      2,992           -       3,287     18,879           2,180        -
         Contract units transferred, net            2,301          -           -         542     (2,152)            329        -
         Contract units redeemed                        -          -           -           -        (86)              -        -
                                           ---------------  ---------  ----------  ----------  ---------  --------------  -------
       Unit balance at 12/31/98                    15,859      3,002          10       3,829     16,641           2,519       10

         Cova units purchased                           -          -           -           -          -               -        -
         Cova units redeemed                            -          -           -           -          -             (10)       -
         Contract units purchased                   2,090          -           -       1,511      5,762           4,211        -
         Contract units transferred, net            7,708        126           -       3,419      4,500          24,237        -
         Contract units redeemed                     (122)        (3)          -        (247)    (1,313)         (1,338)       -
                                           ---------------  ---------  ----------  ----------  ---------  --------------  -------
       Unit balance at 9/30/99                     25,535      3,125          10       8,512     25,590          29,619       10
                                           ===============  =========  ==========  ==========  =========  ==============  =======

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(8)    UNIT TRANSACTIONS, CONTINUED:



                                                                             MFS                                     Oppenheimer
                                       -------------------------------------------------------------------------   ---------------
                                                                            F&C
                                                   Growth                 Emerging
                                                    with     Emerging     Markets       High          Global           Capital
                                        Research   Income     Growth       Equity      Income      Governments      Appreciation
                                       ----------  --------  ---------   ----------   ---------   --------------   ---------------
Accumulation units:
   Unit balance at 12/31/97                    -         -          -            -           -                -                 -

     Cova units purchased                     10        10         10           10          10               10                10
     Cova units redeemed                     (10)      (10)       (10)         (10)        (10)               -                 -
     Contract units purchased             22,166    60,871     45,740        8,277      12,308              316             4,131
     Contract units transferred, net       3,870     4,170      2,112       (3,990)        826               59               938
     Contract units redeemed                 (42)     (250)      (142)         (53)        (54)               -               (42)
                                       ----------  --------  ---------   ----------   ---------   --------------   ---------------
   Unit balance at 12/31/98               25,994    64,791     47,710        4,234      13,080              385             5,037

     Cova units purchased                      -         -          -            -           -                -                 -
     Cova units redeemed                       -         -          -            -           -                -               (10)
     Contract units purchased             11,000     6,463      5,899          280       1,924                -               971
     Contract units transferred, net      20,369    38,374     10,834         (469)      4,011              595             2,174
     Contract units redeemed              (2,519)   (3,012)    (3,768)        (101)        (40)            (187)              (47)
                                       ----------  --------  ---------   ----------   ---------   --------------   ---------------
   Unit balance at 9/30/99                54,844   106,616     60,675        3,944      18,975              793             8,125
                                       ==========  ========  =========   ==========   =========   ==============   ===============

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(8)    UNIT TRANSACTIONS, CONTINUED:



                                                                    Oppenheimer                               Putnam
                                           -------------------------------------------------  --------------------------------------
                                            Main Street
                                              Growth                                           VT Growth
                                                and         High                  Strategic       and         VT New
                                              Income       Income       Bond        Bond         Income        Value      VT Vista
                                           -------------  ---------  ----------  -----------  ------------   ---------   -----------
Accumulation units:
       Unit balance at 12/31/97                       -          -           -            -             -           -             -

         Cova units purchased                        10         10          10           10            10          10            10
         Cova units redeemed                        (10)       (10)        (10)           -           (10)          -           (10)
         Contract units purchased                13,701      9,108      39,444        2,196        72,178         487         4,298
         Contract units transferred, net          1,202      1,436       7,160          478         8,219       1,705         2,501
         Contract units redeemed                    (21)       (11)       (227)           -          (283)          -             -
                                           -------------  ---------  ----------  -----------  ------------   ---------   -----------
       Unit balance at 12/31/98                  14,882     10,533      46,377        2,684        80,114       2,202         6,799

         Cova units purchased                         -          -           -            -             -           -             -
         Cova units redeemed                          -          -           -            -             -           -             -
         Contract units purchased                 4,070      2,063       2,822        1,431        10,166         960         1,392
         Contract units transferred, net          8,901      3,456      16,694        3,284        39,932        (359)        8,110
         Contract units redeemed                 (1,522)       (80)     (1,736)         (33)       (8,365)        (32)       (1,217)
                                           -------------  ---------  ----------  -----------  ------------   ---------   -----------
       Unit balance at 9/30/99                   26,331     15,972      64,157        7,366       121,847       2,771        15,084
                                           =============  =========  ==========  ===========  ============   =========   ===========

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(8)    UNIT TRANSACTIONS, CONTINUED:



                                               Putnam                                        Templeton
                                     ------------------------------  --------------------------------------------------------------
                                                          VT
                                          VT         International              Franklin
                                     International        New                  Small Cap                               Developing
                                        Growth       Opportunities    Bond    Investments     Stock    International     Markets
                                     --------------  --------------  -------  -------------  --------  -------------  -------------
Accumulation units:
   Unit balance at 12/31/97                      -               -        -              -         -              -              -

     Cova units purchased                       10              10        -              -         -             13             18
     Cova units redeemed                       (10)            (10)       -              -         -              -            (18)
     Contract units purchased               56,707           4,416        -              -         -          6,502          3,871
     Contract units transferred, net           107             367        -              -         -            126          3,162
     Contract units redeemed                  (248)              -        -              -         -            (15)             -
                                     --------------  --------------  -------  -------------  --------  -------------  -------------
   Unit balance at 12/31/98                 56,566           4,783        -              -         -          6,626          7,033

     Cova units purchased                        -               -       10             10        10              -              -
     Cova units redeemed                         -               -        -            (10)      (10)           (13)             -
     Contract units purchased                4,697             227      525            806     4,297          8,021          1,209
     Contract units transferred, net        15,589           3,290      102         11,863     2,960         17,875          4,437
     Contract units redeemed                (2,177)             (1)       -              -        (1)           (73)          (328)
                                     --------------  --------------  -------  -------------  --------  -------------  -------------
   Unit balance at 9/30/99                  74,675           8,299      637         12,669     7,256         32,436         12,351
                                     ==============  ==============  =======  =============  ========  =============  =============

COVA VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements
September 30, 1999
Unaudited


(8)    UNIT TRANSACTIONS, CONTINUED:



                                                 Templeton                                     Fidelity
                                       ----------------------------  ---------------------------------------------------------------

                                          Mutual        Franklin                                  VIP III        VIP III     VIP
                                          Shares         Growth        VIP         VIP II         Growth        Growth &    Equity-
                                        Investments    Investments   Growth      Contrafund     Opportunities    Income     Income
                                       -------------  -------------  ----------  ------------  --------------  ----------- ---------
Accumulation units:
   Unit balance at 12/31/97                       -              -           -             -              -            -          -

     Cova units purchased                        12              -          10            10             10           10         10
     Cova units redeemed                          -              -           -             -              -            -          -
     Contract units purchased                   863              -          89            68              -          325        296
     Contract units transferred, net             69              -         406             -            104        1,747        466
     Contract units redeemed                      -              -           -             -              -            -          -
                                       -------------  -------------  ----------  ------------  -------------  -----------  ---------
   Unit balance at 12/31/98                     944              -         505            78            114        2,082        772

     Cova units purchased                         -             10           -             -              -            -          -
     Cova units redeemed                        (12)           (10)          -             -              -            -          -
     Contract units purchased                     -              -       1,085           463            405        3,059        256
     Contract units transferred, net          7,377          4,817       1,322            24              2        1,395      2,391
     Contract units redeemed                      -             (1)         (1)            -              -            -          -
                                       -------------  -------------  ----------  ------------  -------------  -----------  ---------
   Unit balance at 9/30/99                    8,309          4,816       2,911           565            521        6,536      3,419
                                       =============  =============  ==========  ============  =============  ===========  =========





                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                              Financial Statements

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)


                          INDEPENDENT AUDITORS' REPORT



     The Contract Owners of Cova Variable Annuity Account Five, Board of Directors and Shareholder of Cova Financial Life Insurance Company:


     We have audited the accompanying statement of assets and liabilities of the Quality Income, Money Market, Stock Index, Growth and Income, Bond Debenture, Developing Growth, Large Cap Research, Mid-Cap Value, Quality Bond, Small Cap Stock, Large Cap Stock, Select Equity, and International Equity sub-accounts (investment options within the Cova Series Trust); the Growth and Income sub-account (investment option within the Lord Abbett Series Fund, Inc.); the Money Market sub-account (investment option within the General American Capital Company); the Multi-Style Equity, Aggressive Equity, Non-US, and Core Bond sub-accounts (investment options within the Russell Insurance Funds); the AIM V.I. Value, AIM V.I. Capital Appreciation, and AIM V.I. International Equity sub-accounts (investment options within the AIM Variable Insurance Funds, Inc.); the Premier Growth and Real Estate Investment sub-accounts (investment options within the Alliance Variable Products Series Fund, Inc.); the Newport Tiger sub-account (investment option within the Liberty Variable Investment Trust); the Growth and Income, International Equity, and Global Income sub-accounts (investment options within the Goldman Sachs Variable Insurance Trust); the Kemper-Dreman High Return Equity, Kemper Small Cap Growth, Kemper Small Cap Value, and Kemper Government Securities sub-accounts (investment options within the Investors Fund Series); the MFS Bond, MFS Research, MFS Growth with Income, MFS Emerging Growth, MFS/Foreign & Colonial Emerging Markets Equity, MFS High Income, and MFS World Governments sub-accounts (investment options within the MFS Variable Insurance Trust); the Oppenheimer Growth, Oppenheimer Growth & Income, Oppenheimer High Income, Oppenheimer Bond, and Oppenheimer Strategic Bond sub-accounts (investment options within the Oppenheimer Variable Account Funds); the Putnam Growth and Income, Putnam New Value, Putnam Vista, Putnam International Growth, and Putnam International New Opportunities (investment options within the Putnam Variable Trust); the Templeton International, Templeton Developing Markets, and Mutual Shares Investments (investment options within the Templeton Variable Products Series Fund) and Growth, Contrafund, Growth Opportunities, Growth & Income, and Equity-Income sub-accounts (investment options within the Variable Insurance Products Fund, Fund II, and Fund III) of Cova Variable Annuity Account Five of Cova Financial Life Insurance Company (the Separate Account) as of December 31, 1998, and the related statement of operations for the year then ended and the statements of changes in net assets for the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1998, by correspondence with transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the sub-accounts of Cova Variable Annuity Account Five of Cova Financial Life Insurance Company as of December 31, 1998, and the results of their operations and the changes in their net assets for each of the years presented, in conformity with generally accepted accounting principles.






     Chicago, Illinois
     March 1, 1999


                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                       Statement of Assets and Liabilities

                                December 31, 1998


Assets:
   Investments:
     Cova Series Trust (Trust):
      Quality Income Portfolio - 70,231 shares at a net asset value of $10.99 per share (cost:      $   771,521
      $752,312)
      Money Market Portfolio - 267,480 shares at a net asset value of $1.00 per share (cost:            267,480
      $267,480)
      Stock Index Portfolio - 103,701 shares at a net asset value of $22.24 per share (cost:          2,306,502
      $1,814,789)
      VKAC Growth and Income Portfolio - 118,981 shares at a net asset value of $17.81 per share      2,118,735
      (cost:  $1,802,450)
      Bond Debenture Portfolio - 743,132 shares at a net asset value of $12.38 per share (cost:       9,200,594
      $8,927,195)
      Developing Growth Portfolio - 69,838 shares at a net asset value of $11.24 per share (cost:       785,026
      $727,393)
      Large Cap Research Portfolio - 49,317 shares at a net asset value of $11.96 per share             590,045
      (cost:  $537,947)
      Mid-Cap Value Portfolio - 84,292 shares at a net asset value of $10.58 per share (cost:           892,031
      $877,515)
      Quality Bond Portfolio - 541,754 shares at a net asset value of $11.02 per share (cost:         5,969,934
      $5,715,813)
      Small Cap Stock Portfolio - 697,228 shares at a net asset value of $11.98 per share (cost:      8,354,398
      $8,357,230)
      Large Cap Stock Portfolio - 1,214,540 shares at a net asset value of $18.12 per share           22,001,488
      (cost:  $17,283,927)
      Select Equity Portfolio - 1,112,492 shares at a net asset value of $16.08 per share (cost:      17,884,756
      $14,721,013)
      International Equity Portfolio - 781,347 shares at a net asset value of $12.86 per share        10,045,997
      (cost:  $9,127,009)
     Lord Abbett Series Fund, Inc. (Lord
     Abbett):
      Growth and Income Portfolio - 1,796,658 shares at a net asset value of $20.65 per share         37,099,191
      (cost:  $34,316,395)
     General American Capital Company
     (GACC):
      Money Market Portfolio - 74,779 shares at a net asset value of $19.25 per share (cost:          1,439,559
      $1,430,813)
     Russell Insurance Funds
     (Russell):
      Multi-Style Equity Fund - 38,483 shares at a net asset value of $16.02 per share (cost:           616,495
      $579,110)
      Aggressive Equity Fund - 6,813 shares at a net asset value of $12.70 per share (cost:              86,528
      $88,281)
      Non-US Fund - 18,412 shares at a net asset value of $11.09 per share                              204,193
      (cost:  $202,349)
      Core Bond Fund - 61,219 shares at a net asset value of $10.68 per share                           653,821
      (cost:  $650,278)
     AIM Variable Insurance Funds, Inc.
     (AIM):
      AIM V.I. Value Fund - 1,427 shares at a net asset value of $26.25 per share (cost:  $36,084)       37,460
      AIM V.I. Capital Appreciation Fund - 2,608 shares at a net asset value of $25.20 per share         65,734
      (cost:  $60,348)
      AIM V.I. International Equity Fund - 8,880 shares at a net asset value of $19.62 per share        174,220
      (cost:  $180,444)
     Alliance Variable Products Series Fund, Inc.
     (Alliance):
      Premier Growth Portfolio - 29,623 shares at a net asset value of $31.03 per share (cost:          919,211
      $800,697)
      Real Estate Investment Portfolio - 18,061 shares at a net asset value of $9.78 per share          176,632
      (cost:  $193,823)
     Liberty Variable Investment Trust
     (Liberty):
      Newport Tiger Fund, Variable Series - 14,183 shares at a net asset value of $1.57 per share        22,267
      (cost:  $19,524)
     Goldman Sachs Variable Insurance Trust
     (Goldman Sachs):
      Growth and Income Fund - 12,433 shares at a net asset value of $10.45 per share (cost:            129,922
      $141,135)
      International Equity Fund - 15,202 shares at a net asset value of $11.91 per share (cost:         181,060
      $178,340)
      Global Income Fund - 3,147 shares at a net asset value of $10.32 per                               32,473
      share (cost:  $32,660)
     Investors Fund Series
     (Kemper):
      Kemper Dreman High Return Equity Portfolio - 102 shares at a net asset value of $1.03 per             105
      share (cost:  $100)
      Kemper Small Cap Growth Portfolio - 22,750 shares at a net asset value of $1.97 per share          44,868
      (cost:  $40,879)
      Kemper Small Cap Value Portfolio - 137,341 shares at a net asset value of $1.07 per share         146,329
      (cost:  $160,309)
      Kemper Government Securities Portfolio - 22,204 shares at a net asset value of $1.21 per           26,826
      share (cost:  $26,620)
     MFS Variable Insurance Trust (MFS):
      MFS Bond Series - 9 shares at a net asset value of $11.38 per share                                   105
      (cost:  $100)
      MFS Research Series - 16,619 shares at a net asset value of $19.05 per share (cost:               316,596
      $292,024)
      MFS Growth with Income Series - 38,905 shares at a net asset value of $20.11 per share            782,388
      (cost:  $727,399)
      MFS Emerging Growth Series - 29,432 shares at a net asset value of $21.47 per share (cost:        631,907
      $544,333)
      MFS / Foreign & Colonial Emerging
        Markets Equity Series - 4,723 shares at a net asset value of $5.90 per share (cost:              27,866
        $35,551)
      MFS High Income Series - 11,190 shares at a net asset value of $11.53 per share (cost:            129,019
      $131,644)
      MFS World Governments Series - 377 shares at a net asset value of $10.88 per share (cost:           4,100
      $3,911)
     Oppenheimer Variable Account Funds
     (Oppenheimer):
      Oppenheimer Growth Fund - 1,682 shares at a net asset value of $36.67 per share (cost:             61,672
      $52,315)
      Oppenheimer Growth & Income Fund - 7,514 shares at a net asset value of $20.48 per share          153,890
      (cost:  $154,661)
      Oppenheimer High Income Fund - 9,471 shares at a net asset value of $11.02 per share (cost:       104,368
      $106,439)
      Oppenheimer Bond Fund - 39,722 shares at a net asset value of $12.32 per share (cost:             489,369
      $476,866)
      Oppenheimer Strategic Bond Fund - 5,328 shares at a net asset value of $5.12 per share             27,280
      (cost:  $27,409)

                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                       Statement of Assets and Liabilities

                                December 31, 1998


Assets, continued:
   Investments,
   continued:
     Putnam Variable Trust
     (Putnam):
      Putnam Growth and Income Fund - 31,755 shares at a net asset value of $28.77 per share        $   913,589
      (cost:  $868,940)
      Putnam New Value Fund - 1,922 shares at a net asset value of $12.03 per share (cost:               23,120
      $22,260)
      Putnam Vista Fund - 5,452 shares at a net asset value of $14.72 per                                80,256
      share (cost:  $72,441)
      Putnam International Growth Fund - 49,076 shares at a net asset value of $13.52 per share         663,511
      (cost:  $665,808)
      Putnam International New
      Opportunities
        Fund - 4,754 shares at a net asset value of $11.49 per share                                     54,628
        (cost:  $54,329)
     Templeton Variable Products Series Fund
     (Templeton):
      Templeton International Fund - 2,937 shares at a net asset value of $20.69 per share (cost:        60,769
      $56,058)
      Templeton Developing Markets Fund - 10,379 shares at a net asset value of $5.13 per share          53,242
      (cost:  $49,672)
      Mutual Shares Investments Fund - 937 shares at a net asset value of $9.72 per share (cost:          9,108
      $8,845)
     Variable Insurance Products Fund, Fund II, and Fund
     III (Fidelity):
      Growth Portfolio - 148 shares at a net asset value of $44.87 per share                              6,637
      (cost:  $5,519)
      Contrafund Portfolio - 40 shares at a net asset value of $24.44 per                                   976
      share (cost:  $877)
      Growth Opportunities Portfolio - 59 shares at a net asset value of $22.88 per share (cost:          1,345
      $1,326)
      Growth & Income Portfolio - 1,584 shares at a net asset value of $16.15 per share (cost:           25,582
      $21,798)
      Equity-Income Portfolio - 325 shares at a net asset value of $25.42 per                             8,251
      share (cost:  $7,616)
                                                                                                      ----------

          Total                                                                                     $ 127,874,975
          assets
                                                                                                      ==========

Liabilities:
   Trust Quality Income                                                                             $        30
   Trust Money Market                                                                                        10
   Trust Stock                                                                                               89
   Index
   Trust VKAC Growth and Income                                                                              81
   Trust Bond Debenture                                                                                     352
   Trust Developing                                                                                          29
   Growth
   Trust Large Cap                                                                                           23
   Research
   Trust Mid-Cap Value                                                                                       34
   Trust Quality                                                                                            229
   Bond
   Trust Small Cap Stock                                                                                    312
   Trust Large Cap Stock                                                                                    843
   Trust Select                                                                                             683
   Equity
   Trust International                                                                                      385
   Equity
   Lord Abbett Growth and Income                                                                          1,423
   GACC Money Market                                                                                         54
   Russell Multi-Style                                                                                       22
   Equity
   Russell Aggressive                                                                                         3
   Equity
   Russell Non-US                                                                                             7
   Russell Core                                                                                              23
   Bond
   AIM Value                                                                                                  1
   AIM Capital                                                                                                2
   Appreciation
   AIM International                                                                                          7
   Equity
   Alliance Premier                                                                                          35
   Growth
   Alliance Real Estate                                                                                       7
   Investment
   Liberty Newport Tiger                                                                                     25
   Goldman Sachs Growth and                                                                                   5
   Income
   Goldman Sachs International                                                                                7
   Equity
   Goldman Sachs Global Income                                                                                1
   Kemper Small Cap                                                                                         111
   Growth
   Kemper Small Cap                                                                                         386
   Value
   Kemper Government Securities                                                                              40
   MFS Research                                                                                              12
   MFS Growth with                                                                                           30
   Income
   MFS Emerging Growth                                                                                       24
   MFS / F&C Emerging Markets Equity                                                                          1

                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                       Statement of Assets and Liabilities

                                December 31, 1998




Liabilities,
continued:
   MFS High Income                                                                                  $         5
   Oppenheimer Growth                                                                                         2
   Oppenheimer Growth & Income                                                                                6
   Oppenheimer High                                                                                           4
   Income
   Oppenheimer                                                                                               19
   Bond
   Oppenheimer Strategic Bond                                                                                 1
   Putnam Growth and Income                                                                                  35
   Putnam New                                                                                                 1
   Value
   Putnam Vista                                                                                               3
   Putnam International Growth                                                                               25
   Putnam International New Opportunities                                                                     2
   Templeton                                                                                                138
   International
   Templeton Developing Markets                                                                              93
   Templeton Mutual Shares Investments                                                                        3
   Fidelity VIP                                                                                              14
   Growth
   Fidelity VIP II                                                                                            1
   Contrafund
   Fidelity VIP III Growth &                                                                                 58
   Income
   Fidelity VIP                                                                                              12
   Equity-Income
                                                                                                      ----------

          Total                                                                                     $     5,748
          liabilities
                                                                                                      ==========

Net
assets:
   Trust Quality Income - 43,985 accumulation units at $17.539867                                   $   771,491
   per unit
   Trust Money Market - 20,763 accumulation units at $12.882157 per                                     267,470
   unit
   Trust Stock Index - 73,167 accumulation units at                                                   2,306,413
   $31.522519 per unit
   Trust VKAC Growth and Income - 86,842 accumulation units at                                        2,118,654
   $24.396679 per unit
   Trust Bond Debenture - 681,676 accumulation units at $13.496510                                    9,200,242
   per unit
   Trust Developing Growth - 70,926 accumulation units at $11.067868                                    784,997
   per unit
   Trust Large Cap Research - 49,894 accumulation units at                                              590,022
   $11.825638 per unit
   Trust Mid-Cap Value - 85,457 accumulation units at $10.437956 per                                    891,997
   unit
   Trust Quality Bond - 501,045 accumulation units at                                                 5,969,705
   $11.914509 per unit
   Trust Small Cap Stock - 663,925 accumulation units at $12.582885                                   8,354,086
   per unit
   Trust Large Cap Stock - 1,132,390 accumulation units at                                            22,000,645
   $19.428505 per unit
   Trust Select Equity - 1,052,797 accumulation units at $16.987203                                   17,884,073
   per unit
   Trust International Equity - 779,375 accumulation units at                                         10,045,612
   $12.889314 per unit
   Lord Abbett Growth and Income - 1,080,766 accumulation units at $34.325431                         37,097,768
   per unit
   GACC Money Market - 129,569 accumulation units at $11.109949 per                                   1,439,505
   unit
   Russell Multi-Style Equity - 48,388 accumulation units at                                            616,473
   $12.740123 per unit
   Russell Aggressive Equity - 8,651 accumulation units at                                               86,525
   $10.001283 per unit
   Russell Non-US - 18,259 accumulation units at                                                        204,186
   $11.182808 per unit
   Russell Core Bond - 61,498 accumulation units at                                                     653,798
   $10.631124 per unit
   AIM Value - 2,865 accumulation units at                                                               37,459
   $13.075597 per unit
   AIM Capital Appreciation - 5,570 accumulation units at $11.800084                                     65,732
   per unit
   AIM International Equity - 15,257 accumulation units at                                              174,213
   $11.418467 per unit
   Alliance Premier Growth - 62,869 accumulation units at $14.620511                                    919,176
   per unit
   Alliance Real Estate Investment - 22,077 accumulation units at                                       176,625
   $8.000583 per unit
   Liberty Newport Tiger - 2,397 accumulation units at                                                   22,242
   $9.278784 per unit
   Goldman Sachs Growth and Income - 13,107 accumulation units at $9.911702                             129,917
   per unit
   Goldman Sachs International Equity - 15,859 accumulation units at                                    181,053
   $11.416783 per unit
   Goldman Sachs Global Income - 3,002 accumulation units at                                             32,472
   $10.815310 per unit
   Kemper Dreman High Return Equity - 10 accumulation units at                                              105
   $10.489000 per unit
   Kemper Small Cap Growth - 3,829 accumulation units at $11.687795                                      44,757
   per unit
   Kemper Small Cap Value - 16,641 accumulation units at $8.770360                                      145,943
   per unit
   Kemper Government Securities - 2,519 accumulation units at                                            26,786
   $10.634608 per unit
   MFS Bond - 10 accumulation units at $10.509000                                                           105
   per unit
   MFS Research - 25,994 accumulation units at $12.179142                                               316,584
   per unit

                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                       Statement of Assets and Liabilities

                                December 31, 1998




Net assets,
continued:
   MFS Growth with Income - 64,791 accumulation units at $12.075079                                 $   782,358
   per unit
   MFS Emerging Growth - 47,710 accumulation units at $13.244101 per                                    631,883
   unit
   MFS / F&C Emerging Markets Equity - 4,234 accumulation units at $6.581757                             27,865
   per unit
   MFS High Income - 13,080 accumulation units at                                                       129,014
   $9.863111 per unit
   MFS World Governments - 385 accumulation units at $10.663503 per                                       4,100
   unit
   Oppenheimer Growth - 5,037 accumulation units at $12.244057 per                                       61,670
   unit
   Oppenheimer Growth & Income - 14,882 accumulation units at                                           153,884
   $10.340279 per unit
   Oppenheimer High Income - 10,533 accumulation units at $9.907918                                     104,364
   per unit
   Oppenheimer Bond - 46,377 accumulation units at                                                      489,350
   $10.551643 per unit
   Oppenheimer Strategic Bond - 2,684 accumulation units at                                              27,279
   $10.164797 per unit
   Putnam Growth and Income - 80,114 accumulation units at                                              913,554
   $11.403244 per unit
   Putnam New Value - 2,202 accumulation units at                                                        23,119
   $10.498075 per unit
   Putnam Vista - 6,799 accumulation units at $11.804097                                                 80,253
   per unit
   Putnam International Growth - 56,566 accumulation units at                                           663,486
   $11.729428 per unit
   Putnam International New Opportunities - 4,783 accumulation units at                                  54,626
   $11.420772 per unit
   Templeton International - 6,626 accumulation units at $9.149729                                       60,631
   per unit
   Templeton Developing Markets - 7,033 accumulation units at                                            53,149
   $7.557531 per unit
   Templeton Mutual Shares Investments - 944 accumulation units at $9.646506                              9,105
   per unit
   Fidelity VIP Growth - 505 accumulation units at                                                        6,623
   $13.115493 per unit
   Fidelity VIP II Contrafund - 78 accumulation units at $12.429344                                         975
   per unit
   Fidelity VIP III Growth Opportunities - 114 accumulation units at                                      1,345
   $11.814000 per unit
   Fidelity VIP III Growth & Income - 2,082 accumulation units at                                        25,524
   $12.259160 per unit
   Fidelity VIP Equity-Income - 772 accumulation units at $10.674283                                      8,239
   per unit
                                                                                                      ----------

          Total net                                                                                 $ 127,869,227
          assets
                                                                                                      ==========

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Operations

Year ended December 31, 1998

                                                                                 TRUST
                                             -------------------------------------------------------------------------------
                                                                             VKAC
                                             QUALITY   MONEY     STOCK     GROWTH AND     BOND       DEVELOPING   LARGE CAP
                                             INCOME   MARKET     INDEX      INCOME       DEBENTURE   GROWTH       RESEARCH
                                             -------- --------  --------- ------------ -------------------------------------
Income -
   dividends                               $  42,140   15,998     11,040      11,939     189,684          --          384
                                             -------- --------  --------- ------------ -----------  ------------  --------

Expenses:
   Mortality and expense risk fee              9,698    3,687     25,580      24,244      86,643       4,541        2,202
   Administrative fee                          1,164      443      3,070       2,909      10,397         545          264
                                             -------- --------  --------- ------------ -----------  ------------  --------

           Total expenses                     10,862    4,130     28,650      27,153      97,040       5,086        2,466
                                             -------- --------  --------- ------------ -----------  ------------  --------

           Net investment income (loss)       31,278   11,868    (17,610)    (15,214)     92,644      (5,086)      (2,082)
                                             -------- --------  --------- ------------ -----------  ------------  --------

Realized gain (loss) on investments:
   Realized gain (loss) on sale of
     fund shares                               1,603       --     18,221      15,618      13,448      (1,554)          25
   Realized gain distributions                    --       --    372,780     222,030      73,764         221           --
                                             -------- --------  --------- ------------ -----------  ------------  --------

           Net realized gain (loss)            1,603       --    391,001     237,648      87,212      (1,333)          25
                                             -------- --------  ---------  ----------   ---------   ------------  --------

Change in unrealized appreciation
   during the year                             4,531       --     98,370      64,902     110,064      57,229       52,098
                                             -------- --------  --------- ------------ -----------  ------------  --------

           Net increase (decrease)
             in net assets from operations $  37,412   11,868    471,761     287,336     289,920      50,810       50,041
                                             ======== ========  =========  =========== ===========  ============  ========

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Operations

Year ended December 31, 1998


                                                                 TRUST                                     LORD ABBETT    GACC
                                          -------------------------------------------------------------   ------------- ----------
                                                                                                             GROWTH
                                          MID-CAP  QUALITY   SMALL CAP  LARGE CAP  SELECT    INTERNATIONAL    AND         MONEY
                                           VALUE    BOND      STOCK      STOCK     EQUITY    EQUITY          INCOME       MARKET
                                          -------- --------- --------- ---------- ---------- -----------  ------------- ----------
Income -
   dividends                             $    591    84,774    10,505     42,974     42,555   153,341         546,511          --
                                          -------- --------- --------- ---------- ---------- -----------  ------------- ----------

Expenses:
   Mortality and expense risk fee           5,492    49,714    94,997    196,151    173,752   106,326         389,208       6,233
   Administrative fee                         659     5,965    11,399     23,538     20,850    12,759          46,705         748
                                          -------- --------- --------- ---------- ---------- -----------  ------------- ----------

       Total expenses                       6,151    55,679   106,396    219,689    194,602   119,085         435,913       6,981
                                          -------- --------- --------- ---------- ---------- -----------  ------------- ----------

       Net investment income (loss)        (5,560)   29,095   (95,891)  (176,715)  (152,047)   34,256         110,598      (6,981)
                                          -------- --------- --------- ---------- ---------- -----------  ------------- ----------

Realized gain (loss) on investments:
   Realized gain (loss) on sale of
     fund shares                           (4,501)   10,751    11,830    210,894    150,352    23,377          90,218      18,462
   Realized gain distributions                 --        --   268,696    141,495    849,129     1,945       1,757,243          --
                                          -------- --------- --------- ---------- ---------- -----------  ------------- ----------

       Net realized gain (loss)            (4,501)   10,751   280,526    352,389    999,481    25,322       1,847,461      18,462
                                          -------- --------- --------- ---------- ---------- -----------   -----------  ----------

Change in unrealized appreciation
   during the year                         11,980   212,005  (768,604) 4,086,693  1,878,770   827,333       1,268,706       8,306
                                          -------- --------- --------- ---------- ---------- -----------  ------------- ----------

       Net increase (decrease)
         in net assets from operations   $  1,919   251,851  (583,969) 4,262,367  2,726,204   886,911       3,226,765      19,787
                                          ======== ========= ========= ========== ========== ===========  ============= ==========

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Operations

Year ended December 31, 1998


                                                               RUSSELL                                   AIM
                                            --------------------------------------------  -----------------------------------
                                              MULTI-STYLE   AGGRESSIVE            CORE              CAPITAL        INTERNATIONAL
                                              EQUITY        EQUITY     NON-US     BOND    VALUE     APPRECIATION   EQUITY
                                            ------------  -----------  --------  -------  -------  -------------  -----------
Income -
   dividends                              $       714           22           2    3,287      174          72         1,368
                                            ------------  -----------  --------  -------  -------  -------------  -----------

Expenses:
   Mortality and expense risk fee               2,550          346         791    1,166      181         224         1,054
   Administrative fee                             306           41          95      140       22          27           127
                                            ------------  -----------  --------  -------  -------  -------------  -----------

           Total expenses                       2,856          387         886    1,306      203         251         1,181
                                            ------------  -----------  --------  -------  -------  -------------  -----------

           Net investment income (loss)        (2,142)        (365)       (884)   1,981      (29)       (179)          187
                                            ------------  -----------  --------  -------  -------  -------------  -----------

Realized gain (loss) on investments:
   Realized gain (loss) on sale of
     fund shares                                  200          (52)        (79)       2   (1,586)        (22)       (5,943)
   Realized gain distributions                      2            7           1       --    1,539       1,278            --
                                            ------------  -----------  --------  -------  -------  -------------  -----------

           Net realized gain (loss)               202          (45)        (78)       2      (47)      1,256        (5,943)
                                            ------------  -----------  --------  -------  -------  -------------  ---------

Change in unrealized appreciation
   during the year                             37,385       (1,753)      1,844    3,543    1,376       5,386        (6,224)
                                            ------------  -----------  --------  -------  -------  -------------  -----------

       Net increase (decrease)
         in net assets from operations    $    35,445       (2,163)        882    5,526    1,300       6,463       (11,980)
                                            ============  ===========  ========  =======  =======  =============  ===========

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Operations

Year ended December 31, 1998




                                                   ALLIANCE        LIBERTY               GOLDMAN SACHS             KEMPER
                                            --------------------  --------  ------------------------------- -----------------------
                                                                             GROWTH
                                            PREMIER   REAL ESTATE  NEWPORT    AND     INTERNATIONAL GLOBAL  DREMAN HIGH   SMALL CAP
                                             GROWTH   INVESTMENT   TIGER     INCOME   EQUITY        INCOME  RETURN EQUITY  GROWTH
                                            --------- ----------  --------  --------- ------------  ------- -------------  ------
Income -
   dividends                              $      149      505        418       1,162        --       1,211    --            --
                                            --------- ----------  --------  --------- ------------  ------- ---------      ------

Expenses:
   Mortality and expense risk fee              4,043      933         56         926       938         163    --           236
   Administrative fee                            485      112          7         111       113          19    --            29
                                            --------- ----------  --------  --------- ------------  ------- ---------     --------

        Total expenses                         4,528    1,045         63       1,037     1,051         182    --           265
                                            --------- ----------  --------  --------- ------------  ------- ---------     --------

        Net investment income (loss)          (4,379)    (540)       355         125    (1,051)      1,029    --          (265)
                                            --------- ----------  --------  --------- ------------  ------- ---------     --------

Realized gain (loss) on investments:
   Realized gain (loss) on sale of
     fund shares                              (6,634)  (2,987)         4      (4,119)     (124)          5    --          (256)
   Realized gain distributions                    --      220         --          --     1,326         325    --           447
                                            --------- ----------  --------  --------- ------------  ------- ---------     --------

        Net realized gain (loss)              (6,634)  (2,767)         4      (4,119)    1,202         330    --           191
                                            --------- ----------  --------  --------- ------------  ------- ---------     --------

Change in unrealized appreciation
   during the year                           118,514  (17,191)     2,743     (11,213)    2,720        (187)    5         3,989
                                            --------- ----------  --------  --------- ------------  ------- ---------    ---------

        Net increase (decrease)
          in net assets from operations   $  107,501  (20,498)     3,102     (15,207)    2,871       1,172     5         3,915
                                            ========= ==========  ========  ========= ============  ======= =========    =========

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Operations

Year ended December 31, 1998


                                                    KEMPER                                                   MFS
                                            -----------------------  -------------------------------------------------------
                                                                                        GROWTH                  F&C EMERGING
                                            SMALL CAP    GOVERNMENT                      WITH      EMERGING     MARKETS
                                             VALUE       SECURITIES  BOND    RESEARCH   INCOME     GROWTH        EQUITY
                                            --------   ------------  -----  ----------- --------  -----------  ---------------
Income -
   dividends                              $      --           7        --         18         --         --           449
                                            --------   ------------  -----  ----------- --------  -----------  ---------------

Expenses:
   Mortality and expense risk fee               794          44        --      1,355      4,299      3,162           290
   Administrative fee                            95           5        --        163        516        379            35
                                            --------   ------------  -----  ----------- --------  -----------  ---------------

           Total expenses                       889          49        --      1,518      4,815      3,541           325
                                            --------   ------------  -----  ----------- --------  -----------  ---------------

           Net investment income (loss)        (889)        (42)       --     (1,500)    (4,815)    (3,541)          124
                                            --------   ------------  -----  ----------- --------  -----------  ---------------

Realized gain (loss) on investments:
   Realized gain (loss) on sale of
     fund shares                             (6,424)         --        --        (91)    (4,972)    (2,781)      (10,435)
   Realized gain distributions                    2          --        --        236         --         75            --
                                            --------   ------------  -----  ----------- --------  -----------  ---------------

           Net realized gain (loss)          (6,422)         --        --        145     (4,972)    (2,706)      (10,435)
                                            --------   ------------  -----  ----------- --------  -----------  ---------------

Change in unrealized appreciation
   during the year                          (13,980)        206         5     24,572     54,989     87,574        (7,685)
                                            --------   ------------  -----  ----------- --------  -----------  ---------------

       Net increase (decrease)
         in net assets from operations    $ (21,291)        164         5     23,217     45,202     81,327       (17,996)
                                            ========   ============  =====  =========== ========  ===========  ===============

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Operations

Year ended December 31, 1998


                                                MFS                                OPPENHEIMER                          PUTNAM
                                            -------------------  --------------------------------------------    -----------------
                                                                           GROWTH                                GROWTH
                                             HIGH     WORLD                  AND      HIGH          STRATEGIC      AND      NEW
                                            INCOME  GOVERNMENTS   GROWTH   INCOME    INCOME   BOND    BOND       INCOME    VALUE
                                            ------- -----------  --------  --------  ------- ------- --------    --------  -------
Income -
   dividends                              $    234    26             87        --       49        2      2          263      248
                                            ------- ----------   --------  --------  ------- ------- --------    --------  -------

Expenses:
   Mortality and expense risk fee              692    31            333       668      543    2,348    150        4,870      131
   Administrative fee                           83     3             40        80       65      282     18          584       16
                                            ------- -----------  --------  --------  ------- ------- --------    --------  -------

           Total expenses                      775    34            373       748      608    2,630    168        5,454      147
                                            ------- -----------  --------  --------  ------- ------- --------    --------  -------

           Net investment income (loss)       (541)   (8)          (286)     (748)    (559)  (2,628)  (166)      (5,191)     101
                                            ------- ----------   --------  --------  ------- ------- --------    --------  -------

Realized gain (loss) on investments:
   Realized gain (loss) on sale of
     fund shares                            (1,166)    1            (25)     (163)    (198)     236     (5)      (6,532)      12
   Realized gain distributions                  80    --          1,053         6       59        2      1        1,717       67
                                            ------- ----------   --------  --------  ------- ------- --------    --------  -------

           Net realized gain (loss)         (1,086)    1          1,028      (157)    (139)     238     (4)      (4,815)      79
                                            ------- ----------   --------  --------  ------- ------- --------    --------  -------

Change in unrealized appreciation
   during the year                          (2,625)  189          9,357      (771)  (2,071)  12,503   (129)      44,649      860
                                            ------- ----------   --------  --------  ------- ------- --------    --------  -------

       Net increase (decrease)
         in net assets from operations    $ (4,252)  182         10,099    (1,676)  (2,769)  10,113   (299)      34,643    1,040
                                            ======= ==========   ========  ========  ======= ======= ========    ========  =======

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Operations

Year ended December 31, 1998


                                                                        PUTNAM                                        TEMPLETON
                                                   ---------------------------------------------------------------  ---------------
                                                                                  INTERNATIONAL
                                                                 INTERNATIONAL      NEW                              DEVELOPING
                                                    VISTA         GROWTH          OPPORTUNITIES    INTERNATIONAL       MARKETS
                                                   ---------  ----------------  ----------------  ----------------  --------------
Income -
    dividends                                    $       --          2,161              5                --               --
                                                   ---------  ----------------  ----------------  ----------------  --------------

Expenses:
    Mortality and expense risk fee                      389          3,701            242               124               83
    Administrative fee                                   47            444             29                15               10
                                                   ---------  ----------------  ----------------  ----------------  --------------

             Total expenses                             436          4,145            271               139               93
                                                   ---------  ----------------  ----------------  ----------------  --------------

             Net investment income (loss)              (436)        (1,984)          (266)             (139)             (93)
                                                   ---------  ----------------  ----------------  ----------------  --------------

Realized gain (loss) on investments:
    Realized gain (loss) on sale of
      fund shares                                       (12)        (8,326)           (27)                9                8
    Realized gain distributions                           --            --             --                --                --
                                                   ---------  ----------------  ----------------  ----------------  --------------

             Net realized gain (loss)                   (12)        (8,326)           (27)                9                8
                                                   ---------  ----------------  ----------------  ----------------  --------------

Change in unrealized appreciation
    during the year                                   7,815         (2,297)           299             4,711            3,570
                                                   ---------  ----------------  ----------------  ----------------  --------------

             Net increase (decrease)
               in net assets from operations     $    7,367        (12,607)             6             4,581            3,485
                                                   =========  ================  ================  ================  ==============

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Operations

Year ended December 31, 1998


                                            TEMPLETON                                          FIDELITY
                                            ----------  -------------------------------------------------------------
                                             MUTUAL
                                             SHARES                             GROWTH        GROWTH &      EQUITY-
                                            INVESTMENTS  GROWTH   CONTRAFUND  OPPORTUNITIES    INCOME       INCOME        TOTAL
                                            ----------  --------- ----------- -------------  ------------  ---------- ------------
Income -
    dividends                              $   --             --      --             --              --         --       1,165,071
                                            ----------  --------- ----------- -------------  ------------  ---------- -------------

Expenses:
    Mortality and expense risk fee              3             15       1             --              52         11       1,216,406
    Administrative fee                         --              2      --             --               6          1         145,967
                                            ----------  --------- ----------- -------------  ------------  ---------- -------------

          Total expenses                        3             17       1             --              58         12       1,362,373
                                            ----------  --------- ----------- -------------  ------------  ---------- -------------

          Net investment income (loss)         (3)           (17)     (1)            --             (58)       (12)       (197,302)
                                            ----------  --------- ----------- -------------  ------------  ---------- -------------

Realized gain (loss) on investments:
    Realized gain (loss) on sale of
      fund shares                              --             --      --             --              --         --         496,262
    Realized gain distributions                --             --      --             --              --         --       3,695,746
                                            ----------  --------- ----------- -------------  ------------  ---------- -------------

          Net realized gain (loss)             --             --      --             --              --         --       4,192,008
                                            ----------  --------- ----------- -------------  ------------  ---------- -------------

Change in unrealized appreciation
    during the year                           263          1,118      99             19           3,784        635       8,280,979
                                            ----------  --------- ----------- -------------  ------------  ---------- -------------

        Net increase (decrease)
          in net assets from operations    $  260          1,101      98             19           3,726        623      12,275,685
                                            ==========  ========= =========== =============  ============  ========== =============

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Changes in Net Assets

Year ended December 31, 1998


                                                                                      TRUST
                                               -------------------------------------------------------------------------------------
                                                                                     VKAC
                                               QUALITY     MONEY       STOCK       GROWTH AND     BOND        DEVELOPING  LARGE CAP
                                                INCOME     MARKET      INDEX        INCOME      DEBENTURE      GROWTH     RESEARCH
                                               ---------  ---------  ----------  ------------- -----------  ------------  ---------
Increase (decrease) in net assets from
  operations:
     Net investment income (loss)            $   31,278     11,868     (17,610)      (15,214)      92,644       (5,086)     (2,082)
     Net realized gain (loss)                     1,603         --     391,001       237,648       87,212       (1,333)         25
     Change in unrealized appreciation
       during the year                            4,531         --      98,370        64,902      110,064       57,229      52,098
                                               ---------  ---------  ----------  ------------- -----------  ------------  ----------

           Net increase (decrease) in
             net assets from operations          37,412     11,868     471,761       287,336      289,920       50,810      50,041
                                               ---------  ---------  ----------  ------------- -----------  ------------  ----------

Contract transactions:
   Cova payments                                     --         --          --            --           --           --          --
   Cova transfers                                    --         --          --            --           --           --          --
   Payments received from contract
     owners                                          --         --          --         1,000    1,051,661      334,325     237,270
   Transfers between sub-accounts
     (including fixed account), net              11,714   (111,191)    138,069       202,862    3,726,785      337,360     303,087
   Transfers for contract benefits
     and terminations                            (8,629)    (3,863)    (40,936)      (52,497)    (343,261)      (1,070)       (376)
                                               ---------  ---------  ----------  ------------- -----------  ------------  ----------

           Net increase (decrease) in
             net assets from contract
             transactions                         3,085   (115,054)     97,133       151,365    4,435,185      670,615     539,981
                                               ---------  ---------  ----------  ------------- -----------  ------------  ----------

           Net increase (decrease)
             in net assets                       40,497   (103,186)    568,894       438,701    4,725,105      721,425     590,022

Net assets at beginning of period               730,994    370,656   1,737,519     1,679,953    4,475,137       63,572          --
                                               ---------  ---------  ----------  ------------- -----------  ------------  ----------

Net assets at end of period                  $  771,491    267,470   2,306,413     2,118,654    9,200,242      784,997     590,022
                                               =========  =========  ==========  ============= ===========  ============  ==========

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Changes in Net Assets

Year ended December 31, 1998


                                                                                     TRUST
                                                            ----------------------------------------------------------
                                                             MID-CAP       QUALITY        SMALL CAP       LARGE CAP
                                                              VALUE          BOND           STOCK           STOCK
                                                            -----------  -------------   ------------   --------------
Increase (decrease) in net assets from operations:
      Net investment income (loss)                     $        (5,560)        29,095        (95,891)        (176,715)
      Net realized gain (loss)                                  (4,501)        10,751        280,526          352,389
      Change in unrealized appreciation
        during the year                                         11,980        212,005       (768,604)       4,086,693
                                                            -----------  -------------   ------------   --------------

             Net increase (decrease) in
               net assets from operations                        1,919        251,851       (583,969)       4,262,367
                                                            -----------  -------------   ------------   --------------

Contract transactions:
    Cova payments                                                   --             --             --               --
    Cova transfers                                                  --             --             --               --
    Payments received from contract
      owners                                                   593,364        828,237        664,035        1,433,747
    Transfers between sub-accounts
      (including fixed account), net                           210,332      2,485,711      2,154,230        6,772,257
    Transfers for contract benefits
      and terminations                                          (2,706)      (213,576)      (458,393)        (691,973)
                                                            -----------  -------------   ------------   --------------

             Net increase (decrease) in
               net assets from contract
               transactions                                    800,990      3,100,372      2,359,872        7,514,031
                                                            -----------  -------------   ------------   --------------

             Net increase (decrease)
               in net assets                                   802,909      3,352,223      1,775,903       11,776,398

Net assets at beginning of period                               89,088      2,617,482      6,578,183       10,224,247
                                                            -----------  -------------   ------------   --------------

Net assets at end of period                            $       891,997      5,969,705      8,354,086       22,000,645
                                                            ===========  =============   ============   ==============

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Changes in Net Assets

Year ended December 31, 1998


                                                                   TRUST                         LORD ABBETT         GACC
                                                            ---------------------------------   ---------------  -------------
                                                                                                   GROWTH
                                                               SELECT           INTERNATIONAL        AND            MONEY
                                                               EQUITY            EQUITY            INCOME           MARKET
                                                            --------------   ----------------   ---------------  -------------
Increase (decrease) in net assets from operations:
      Net investment income (loss)                     $         (152,047)           34,256           110,598          (6,981)
      Net realized gain (loss)                                    999,481            25,322         1,847,461          18,462
      Change in unrealized appreciation
        during the year                                         1,878,770           827,333         1,268,706           8,306
                                                            --------------   ----------------   ---------------  -------------

             Net increase (decrease) in
               net assets from operations                       2,726,204           886,911         3,226,765          19,787
                                                            --------------   ----------------   ---------------  -------------

Contract transactions:
    Cova payments                                                      --                --                --              --
    Cova transfers                                                     --                --                --              --
    Payments received from contract
      owners                                                    1,284,829           470,560         2,282,528       1,894,032
    Transfers between sub-accounts
      (including fixed account), net                            4,674,806         2,712,309         8,659,268        (358,103)
    Transfers for contract benefits
      and terminations                                           (646,951)         (375,560)       (1,472,455)       (266,514)
                                                            --------------   ----------------   ---------------  -------------

             Net increase (decrease) in
               net assets from contract
               transactions                                     5,312,684         2,807,309         9,469,341       1,269,415
                                                            --------------   ----------------   ---------------  -------------

             Net increase (decrease)
               in net assets                                    8,038,888         3,694,220        12,696,106       1,289,202

Net assets at beginning of period                               9,845,185         6,351,392        24,401,662         150,303
                                                            --------------   ----------------   ---------------  -------------

Net assets at end of period                            $       17,884,073        10,045,612        37,097,768       1,439,505
                                                            ==============   ================   ===============  =============

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Changes in Net Assets

Year ended December 31, 1998


                                                                     RUSSELL                                 AIM
                                                 ------------------------------------------------  -------------------------
                                                  MULTI-STYLE    AGGRESSIVE               CORE                  CAPITAL
                                                   EQUITY        EQUITY       NON-US      BOND      VALUE       APPRECIATION
                                                 ------------ -------------  ---------  ---------  --------  ---------------
Increase (decrease) in net assets from
   operations:
      Net investment income (loss)             $    (2,142)         (365)        (884)     1,981       (29)       (179)
      Net realized gain (loss)                         202           (45)         (78)         2       (47)      1,256
      Change in unrealized appreciation
        during the year                             37,385        (1,753)       1,844      3,543     1,376       5,386
                                                 ------------ -------------  ---------  ---------  --------  ---------------

           Net increase (decrease) in
             net assets from operations             35,445        (2,163)         882      5,526     1,300       6,463
                                                 ------------ -------------  ---------  ---------  --------  ---------------

Contract transactions:
    Cova payments                                      100           100          100        100       100         100
    Cova transfers                                    (127)          (95)         (93)      (103)       --          --
    Payments received from contract
      owners                                       550,062        80,621      187,582    578,539    33,651      57,937
    Transfers between sub-accounts
      (including fixed account), net                31,554         8,298       15,688     70,898     2,043       1,227
    Transfers for contract benefits
      and terminations                                (561)         (236)          27     (1,162)      365           5
                                                 ------------ -------------  ---------  ---------  --------  ---------------

           Net increase (decrease) in
             net assets from contract
             transactions                          581,028        88,688      203,304    648,272    36,159      59,269
                                                 ------------ -------------  ---------  ---------  --------  ---------------

           Net increase (decrease)
             in net assets                         616,473        86,525      204,186    653,798    37,459      65,732

Net assets at beginning of period                       --            --           --         --        --          --
                                                 ------------ -----------    ---------  ---------  --------  ---------------

Net assets at end of period                    $   616,473        86,525      204,186    653,798    37,459      65,732
                                                 ============ =============  =========  =========  ========  ===============

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Changes in Net Assets

Year ended December 31, 1998


                                                              AIM                        ALLIANCE                LIBERTY
                                                           -----------------   -----------------------------    -----------

                                                               INTERNATIONAL    PREMIER          REAL ESTATE     NEWPORT
                                                                EQUITY           GROWTH         INVESTMENT        TIGER
                                                           -----------------   -----------   ---------------    -----------
Increase (decrease) in net assets from operations:
       Net investment income (loss)                      $           187           (4,379)           (540)             355
       Net realized gain (loss)                                   (5,943)          (6,634)         (2,767)               4
       Change in unrealized appreciation
         during the year                                          (6,224)         118,514         (17,191)           2,743
                                                           -----------------   -----------   ---------------    -----------

             Net increase (decrease) in
                net assets from operations                       (11,980)         107,501         (20,498)           3,102
                                                           -----------------   -----------   ---------------    -----------

Contract transactions:
    Cova payments                                                    100              100             100              100
    Cova transfers                                                  (100)            (138)            (81)              --
    Payments received from contract
       owners                                                    184,408          794,977         178,563           19,040
    Transfers between sub-accounts
       (including fixed account), net                              3,073           20,139          19,454               --
    Transfers for contract benefits
       and terminations                                           (1,288)          (3,403)           (913)              --
                                                           -----------------   -----------   ---------------    -----------

             Net increase (decrease) in
                net assets from contract
                transactions                                     186,193          811,675         197,123           19,140
                                                           -----------------   -----------   ---------------    -----------

             Net increase (decrease)
                in net assets                                    174,213          919,176         176,625           22,242

Net assets at beginning of period                                     --               --              --               --
                                                           -----------------   -----------   ---------------    -----------

Net assets at end of period                              $       174,213          919,176         176,625           22,242
                                                           =================   ===========   ===============    ===========

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Changes in Net Assets

Year ended December 31, 1998


                                                                                  GOLDMAN SACHS                   KEMPER
                                                           ------------------------------------------   ----------------------------
                                                             GROWTH
                                                               AND         INTERNATIONAL    GLOBAL      DREMAN HIGH    SMALL CAP
                                                             INCOME         EQUITY          INCOME      RETURN EQUITY   GROWTH
                                                           ------------   --------------   ----------   -------------  ------------
Increase (decrease) in net assets from operations:
       Net investment income (loss)                      $         125        (1,051)          1,029        --               (265)
       Net realized gain (loss)                                 (4,119)        1,202             330        --                191
       Change in unrealized appreciation
         during the year                                       (11,213)        2,720            (187)        5              3,989
                                                           ------------   --------------   ----------   -------------  ------------

             Net increase (decrease) in
                net assets from operations                     (15,207)        2,871           1,172         5              3,915
                                                           ------------   --------------   ----------   -------------  ------------

Contract transactions:
    Cova payments                                                  100           100             100       100                100
    Cova transfers                                                 (97)          (86)             --        --               (108)
    Payments received from contract
       owners                                                  128,899       154,193          31,200        --             35,374
    Transfers between sub-accounts
       (including fixed account), net                           16,047        23,975              --        --              5,487
    Transfers for contract benefits
       and terminations                                            175            --              --        --                (11)
                                                           ------------   --------------   ----------   -------------  ------------

             Net increase (decrease) in
                net assets from contract
                transactions                                   145,124       178,182          31,300       100             40,842
                                                           ------------   --------------   ----------   -------------  ------------

             Net increase (decrease)
                in net assets                                  129,917       181,053          32,472       105             44,757

Net assets at beginning of period                                   --            --              --        --                 --
                                                           ------------   --------------   ----------   -------------  ------------

Net assets at end of period                              $     129,917       181,053          32,472       105             44,757
                                                           ============   ==============   ==========   =============  ============

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Changes in Net Assets

Year ended December 31, 1998


                                                               KEMPER                          MFS
                                                      -------------------------  ----------------------------------------
                                                                                                     GROWTH
                                                      SMALL CAP     GOVERNMENT                        WITH     EMERGING
                                                       VALUE        SECURITIES   BOND     RESEARCH   INCOME     GROWTH
                                                      ---------   -------------  ------  ---------  ---------  ----------
Increase (decrease) in net assets from
   operations:
     Net investment income (loss)                   $     (889)         (42)        --     (1,500)    (4,815)    (3,541)
     Net realized gain (loss)                           (6,422)          --         --        145     (4,972)    (2,706)
     Change in unrealized appreciation
       during the year                                 (13,980)         206          5     24,572     54,989     87,574
                                                      ---------   -------------  ------  ---------  ---------  ----------

           Net increase (decrease) in
             net assets from operations                (21,291)         164          5     23,217     45,202     81,327
                                                      ---------   -------------  ------  ---------  ---------  ----------

Contract transactions:
   Cova payments                                           100          100        100        100        100        100
   Cova transfers                                          (78)          --         --       (123)      (120)      (126)
   Payments received from contract
     owners                                            184,026       23,032         --    252,002    692,249    527,982
   Transfers between sub-accounts
     (including fixed account), net                    (15,831)       3,490         --     42,134     48,220     24,659
   Transfers for contract benefits
     and terminations                                     (983)          --         --       (746)    (3,293)    (2,059)
                                                      ---------   -------------  ------  ---------  ---------  ----------

           Net increase (decrease) in
             net assets from contract
             transactions                              167,234       26,622        100    293,367    737,156    550,556
                                                      ---------   -------------  ------  ---------  ---------  ----------

           Net increase (decrease)
             in net assets                             145,943       26,786        105    316,584    782,358    631,883

Net assets at beginning of period                           --           --         --         --         --         --
                                                      ---------   -------------  ------  ---------  ---------  ----------

Net assets at end of period                         $  145,943       26,786        105    316,584    782,358    631,883
                                                      =========   =============  ======  =========  =========  ==========

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Changes in Net Assets

Year ended December 31, 1998


                                                                           MFS                        OPPENHEIMER
                                                      ------------------------------------------- ---------------------
                                                       F&C EMERGING                                           GROWTH
                                                         MARKETS         HIGH        WORLD                      AND
                                                          EQUITY        INCOME      GOVERNMENTS    GROWTH     INCOME
                                                      ---------------- ---------- --------------- ---------  ---------
Increase (decrease) in net assets from
   operations:
     Net investment income (loss)                   $         124           (541)         (8)         (286)      (748)
     Net realized gain (loss)                             (10,435)        (1,086)          1         1,028       (157)
     Change in unrealized appreciation
       during the year                                     (7,685)        (2,625)        189         9,357       (771)
                                                      ---------------- ---------- --------------- ---------  ---------

           Net increase (decrease) in
             net assets from operations                   (17,996)        (4,252)        182        10,099     (1,676)
                                                      ---------------- ---------- --------------- ---------  ---------

Contract transactions:
   Cova payments                                              100            100         100           100        100
   Cova transfers                                             (65)           (93)         --            --        (89)
   Payments received from contract
     owners                                                71,508        125,820       3,193        42,486    144,121
   Transfers between sub-accounts
     (including fixed account), net                       (25,211)         8,401         625         9,440     11,637
   Transfers for contract benefits
     and terminations                                        (471)          (962)         --          (455)      (209)
                                                      ---------------- ---------- --------------- ---------  ---------

           Net increase (decrease) in
             net assets from contract
             transactions                                  45,861        133,266       3,918        51,571    155,560
                                                      ---------------- ---------- --------------- ---------  ---------

           Net increase (decrease)
             in net assets                                 27,865        129,014       4,100        61,670    153,884

Net assets at beginning of period                              --             --          --            --         --
                                                      ---------------- ---------- --------------- ---------  ---------

Net assets at end of period                         $      27,865        129,014       4,100        61,670    153,884
                                                      ================ ========== =============== =========  =========

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Changes in Net Assets

Year ended December 31, 1998


                                                                             OPPENHEIMER                             PUTNAM
                                                                  -----------------------------------------  ----------------------
                                                                                                               GROWTH
                                                                     HIGH                       STRATEGIC       AND         NEW
                                                                    INCOME        BOND           BOND          INCOME      VALUE
                                                                  -----------  ------------  --------------  -----------  ---------
Increase (decrease) in net assets from operations:
      Net investment income (loss)                              $       (559)       (2,628)         (166)        (5,191)       101
      Net realized gain (loss)                                          (139)          238            (4)        (4,815)        79
      Change in unrealized appreciation
        during the year                                               (2,071)       12,503          (129)        44,649        860
                                                                  -----------  ------------  --------------  -----------  ---------

             Net increase (decrease) in
               net assets from operations                             (2,769)       10,113          (299)        34,643      1,040
                                                                  -----------  ------------  --------------  -----------  ---------

Contract transactions:
    Cova payments                                                        100           100           100            100        100
    Cova transfers                                                       (93)         (105)           --           (113)        --
    Payments received from contract
      owners                                                          93,367       407,896        22,655        787,874      4,669
    Transfers between sub-accounts
      (including fixed account), net                                  14,033        73,891         4,823         94,763     17,311
    Transfers for contract benefits
      and terminations                                                  (274)       (2,545)           --         (3,713)        (1)
                                                                  -----------  ------------  --------------  -----------  ---------

             Net increase (decrease) in
               net assets from contract
               transactions                                          107,133       479,237        27,578        878,911     22,079
                                                                  -----------  ------------  --------------  -----------  ---------

             Net increase (decrease)
               in net assets                                         104,364       489,350        27,279        913,554     23,119

Net assets at beginning of period                                         --            --            --             --         --
                                                                  -----------  ------------    ----------    -----------  ---------

Net assets at end of period                                     $    104,364       489,350        27,279        913,554     23,119
                                                                  ===========  ============  ==============  ===========  =========

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Changes in Net Assets

Year ended December 31, 1998


                                                                     PUTNAM                                   TEMPLETON
                                                  ---------------------------------------- ----------------------------------------
                                                                             INTERNATIONAL                                MUTUAL
                                                             INTERNATIONAL        NEW                      DEVELOPING     SHARES
                                                   VISTA      GROWTH         OPPORTUNITIES  INTERNATIONAL   MARKETS     INVESTMENTS
                                                  ---------  ------------   --------------  -------------  -----------  ------------
Increase (decrease) in net assets from
   operations:
     Net investment income (loss)               $     (436)    (1,984)          (266)          (139)            (93)        (3)
     Net realized gain (loss)                          (12)    (8,326)           (27)             9               8         --
     Change in unrealized appreciation
       during the year                               7,815     (2,297)           299          4,711           3,570        263
                                                  ---------  ------------   --------------  -------------  ------------  ----------

           Net increase (decrease) in
             net assets from operations              7,367    (12,607)             6          4,581           3,485        260
                                                  ---------  ------------   --------------  -------------  ------------  ----------

Contract transactions:
   Cova payments                                       100        100            100            100             100        100
   Cova transfers                                     (109)      (127)          (109)            --            (133)        --
   Payments received from contract
     owners                                         46,531    674,756         50,740         54,930          25,540      8,079
   Transfers between sub-accounts
     (including fixed account), net                 26,352      5,031          3,797          1,153          24,157        666
   Transfers for contract benefits
     and terminations                                   12     (3,667)            92           (133)             --         --
                                                  ---------  ------------   --------------  -------------  ------------  ----------

           Net increase (decrease) in
             net assets from contract
             transactions                           72,886    676,093         54,620         56,050          49,664      8,845
                                                  ---------  ------------   --------------  -------------  ------------  ----------

           Net increase (decrease)
             in net assets                          80,253    663,486         54,626         60,631          53,149      9,105

Net assets at beginning of period                       --         --             --             --              --         --
                                                  ---------  ------------   --------------  -------------  ------------  ----------

Net assets at end of period                     $   80,253    663,486         54,626         60,631          53,149      9,105
                                                  =========  ============   ==============  =============  ============  ==========

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Changes in Net Assets

Year ended December 31, 1998


                                                                             Fidelity
                                                     ----------------------------------------------------------

                                                                                Growth         Growth &  Equity-
                                                     Growth      Contrafund    Opportunities   Income    Income       Total
                                                     -------  -------------  ---------------  ---------  --------  -------------
Increase (decrease) in net assets
   from operations:
     Net investment income (loss)                  $    (17)       (1)              -            (58)     (12)       (197,302)
     Net realized gain (loss)                             -         -               -              -        -       4,192,008
     Change in unrealized appreciation
       during the year                                1,118        99              19          3,784      635       8,280,979
                                                     -------  -----------  --------------   ---------  --------  -------------

           Net increase (decrease) in
             net assets from operations               1,101        98              19          3,726      623      12,275,685
                                                     -------  -----------  --------------   ---------  --------  -------------

Contract transactions:
   Cova payments                                        100       100             100            100      100           4,200
   Cova transfers                                         -         -               -              -        -          (2,511)
   Payments received from contract
     owners                                             990       777               -          3,746    2,968      18,342,571
   Transfers between sub-accounts
     (including fixed account), net                   4,427         -           1,226         17,428    4,427      32,538,428
   Transfers for contract benefits
     and terminations                                     5         -               -            524      121      (4,604,519)
                                                     -------  -----------  --------------   ---------  --------  -------------

           Net increase (decrease) in
             net assets from contract
             transactions                             5,522       877           1,326         21,798    7,616      46,278,169
                                                     -------  -----------  --------------   ---------  --------  -------------

           Net increase (decrease)
             in net assets                            6,623       975           1,345         25,524    8,239      58,553,854

Net assets at beginning of period                         -         -               -              -        -      69,315,373
                                                     -------  -----------  --------------   ---------  --------  -------------

Net assets at end of period                        $  6,623       975           1,345         25,524    8,239     127,869,227
                                                     =======  ===========  ==============   =========  ========  =============

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Changes in Net Assets

Year ended December 31, 1997


                                                                           TRUST
                                           ---------------------------------------------------------------------------
                                                                                   VKAC
                                           QUALITY      MONEY        STOCK       GROWTH AND     BOND        DEVELOPING
                                            INCOME      MARKET       INDEX        INCOME      DEBENTURE      GROWTH
                                           ---------  -----------  -----------  -----------  -----------  ------------
Increase in net assets from operations:
   Net investment income (loss)          $   21,228       33,229        1,305          917      120,111         (65)
   Net realized gain (loss)                    (265)          --       24,202       17,990        6,426         (15)
   Change in unrealized appreciation
     during the year                         14,231           --      311,158      213,640      154,943         404
                                           ---------  -----------  -----------  -----------  -----------  ------------

           Net increase in net
             assets from operations          35,194       33,229      336,665      232,547      281,480         324
                                           ---------  -----------  -----------  -----------  -----------  ------------

Contract transactions:
   Payments received from contract
     owners                                   5,588    5,425,271       21,617      145,535      986,444      15,000
   Transfers between sub-accounts
     (including fixed account), net         437,402   (5,336,710)     444,691      627,885    2,836,964      48,082
   Transfers for contract benefits
     and terminations                       (46,134)     (73,008)     (25,416)     (12,290)     (76,410)        166
                                           ---------  -----------  -----------  -----------  -----------  ------------

           Net increase in net assets
             from contract transactions     396,856       15,553      440,892      761,130    3,746,998      63,248
                                           ---------  -----------  -----------  -----------  -----------  ------------

           Net increase in net assets       432,050       48,782      777,557      993,677    4,028,478      63,572

Net assets at beginning of period           298,944      321,874      959,962      686,276      446,659          --
                                           ---------  -----------  -----------  -----------  -----------  ------------

Net assets at end of period              $  730,994      370,656    1,737,519    1,679,953    4,475,137      63,572
                                           =========  ===========  ===========  ===========  ===========  ============

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Changes in Net Assets

Year ended December 31, 1997


                                                    -----------------------------------------------------------------------------

                                                      MID-CAP      QUALITY          SMALL CAP      LARGE CAP         SELECT
                                                      VALUE          BOND           STOCK            STOCK           EQUITY
                                                    -----------  -------------   -------------   --------------   -------------
Increase in net assets from operations:
    Net investment income (loss)                  $       (17)         76,826         (29,973)         (14,663)        (32,802)
    Net realized gain (loss)                               50          12,743          19,329          566,223          50,103
    Change in unrealized appreciation
      during the year                                   2,536          39,803         731,752          574,012       1,183,581
                                                    -----------  -------------   -------------   --------------   -------------

             Net increase in net
               assets from operations                   2,569         129,372         721,108        1,125,572       1,200,882
                                                    -----------  -------------   -------------   --------------   -------------

Contract transactions:
    Payments received from contract
      owners                                           32,249         283,752         965,134        1,764,924       1,672,740
    Transfers between sub-accounts
      (including fixed account), net                   54,202       1,563,687       3,732,024        6,016,134       5,100,198
    Transfers for contract benefits
      and terminations                                     68         (28,465)       (119,268)        (113,206)       (139,188)
                                                    -----------  -------------   -------------   --------------   -------------

             Net increase in net assets
               from contract transactions              86,519       1,818,974       4,577,890        7,667,852       6,633,750
                                                    -----------  -------------   -------------   --------------   -------------

             Net increase in net assets                89,088       1,948,346       5,298,998        8,793,424       7,834,632

Net assets at beginning of period                          --         669,136       1,279,185        1,430,823       2,010,553
                                                    -----------  -------------   -------------   --------------   -------------

Net assets at end of period                       $    89,088       2,617,482       6,578,183       10,224,247       9,845,185
                                                    ===========  =============   =============   ==============   =============

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE

Statement of Changes in Net Assets

Year ended December 31, 1997


                                                        TRUST           LORD ABBETT        GACC
                                                    ----------------  ----------------   -----------
                                                                          GROWTH
                                                       INTERNATIONAL        AND            MONEY
                                                        EQUITY            INCOME           MARKET         TOTAL
                                                    ----------------  ----------------   -----------  ---------------
Increase in net assets from operations:
    Net investment income (loss)                  $        (1,201)           165,930           (119)         340,706
    Net realized gain (loss)                                6,340          1,595,470             74        2,298,670
    Change in unrealized appreciation
      during the year                                      24,972          1,139,321            440        4,390,793
                                                    ----------------  ----------------   -----------  ---------------

             Net increase in net
               assets from operations                      30,111          2,900,721            395        7,030,169
                                                    ----------------  ----------------   -----------  ---------------

Contract transactions:
    Payments received from contract
      owners                                            1,161,490          1,887,670        178,947       14,546,361
    Transfers between sub-accounts
      (including fixed account), net                    3,891,923         10,712,632        (29,039)      30,100,075
    Transfers for contract benefits
      and terminations                                    (92,391)          (515,567)            --       (1,241,109)
                                                    ----------------  ----------------   -----------  ---------------

             Net increase in net assets
               from contract transactions               4,961,022         12,084,735        149,908       43,405,327
                                                    ----------------  ----------------   -----------  ---------------

             Net increase in net assets                 4,991,133         14,985,456        150,303       50,435,496

Net assets at beginning of period                       1,360,259          9,416,206             --       18,879,877
                                                    ----------------  ----------------   -----------  ---------------

Net assets at end of period                       $     6,351,392         24,401,662        150,303       69,315,373
                                                    ================  ================   ===========  ===============

See accompanying notes to financial statements.


                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



  (1)   ORGANIZATION

        Cova Variable Annuity Account Five (the Separate Account), a unit investment trust registered under the Investment Company Act of 1940 as amended, was established by Cova Financial Life Insurance Company (Cova) and exists in accordance with the regulations of the California Department of Insurance. The Separate Account is a funding vehicle for variable annuity contracts issued by Cova.

        The Separate Account is divided into sub-accounts with the assets of each sub-account invested in the corresponding portfolios of the following investment companies:

              Cova Series Trust (Trust)                                                           13 portfolios
              Lord Abbett Series Fund, Inc. (Lord Abbett)                                          1 portfolio
              General American Capital Company (GACC)                                              1 portfolio
              Russell Insurance Funds (Russell)                                                    4 portfolios
              AIM Variable Insurance Funds, Inc. (AIM)                                             3 portfolios
              Alliance Variable Products Series Funds, Inc. (Alliance)                             2 portfolios
              Liberty Variable Investment Trust (Liberty)                                          1 portfolio
              Goldman Sachs Variable Insurance Trust (Goldman Sachs)                               3 portfolios
              Investors Fund Series (Kemper)                                                       4 portfolios
              MFS Variable Insurance Trust (MFS)                                                   7 portfolios
              Oppenheimer Variable Account Funds (Oppenheimer)                                     5 portfolios
              Putnam Variable Trust (Putnam)                                                       5 portfolios
              Templeton Variable Products Series Fund (Templeton)                                  3 portfolios
              Variable Insurance Products Fund, Fund II, and Fund III (Fidelity)                   5 portfolios

        Each investment company is a diversified, open-end, management investment company registered under the Investment Company Act of 1940 as amended. Not all sub-accounts are available for investment depending upon the terms of the variable annuity contracts offered for sale by Cova.

  (2)   SIGNIFICANT ACCOUNTING POLICIES

        (A)   INVESTMENT VALUATION

              Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios, which value their investment securities at fair value. The average cost method is used to compute the realized gains and losses on the sale of portfolio shares owned by the sub-accounts. Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date.

        (B)   REINVESTMENT OF DISTRIBUTIONS

              With the exception of the GACC Money Market Fund, dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

              GACC follows the Federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized capital gains are deemed to pass through to the Separate Account. As a result, GACC does not distribute dividends and realized gains. During December of each year, the accumulated net investment income and realized capital gains of the GACC Money Market Fund are allocated to the Separate Account by increasing the cost basis and recognizing a capital gain in the Separate Account.

        (C)   FEDERAL INCOME TAXES

              The operations of the Separate Account are included in the Federal income tax return of Cova, which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (IRC). Under current IRC provisions, Cova believes it will be treated as the owner of the Separate Account assets for Federal income tax purposes and does not expect to incur Federal income taxes on the earnings of the Separate Account to the extent the earnings are credited to the variable annuity contracts. Based on this, no charge is being made currently to the Separate Account for Federal income taxes. A charge may be made in future years for any Federal income taxes that would be attributable to the contracts.

  (3)   SEPARATE ACCOUNT EXPENSES

        Cova deducts a daily charge from the net assets of the Separate Account equivalent to an annual rate of 1.25% for the assumption of mortality and expense risks and 0.15% for administrative expenses. The mortality risks assumed by Cova arise from its contractual obligation to make annuity payments after the annuity date for the life of the annuitant and to waive the withdrawal fee in the event of the death of the contract owner. The administrative fees cover the cost of establishing and maintaining the variable annuity contracts and the Separate Account.

  (4)   CONTRACT FEES

        There are no deductions made from purchase payments for sales fees at the time a variable annuity contract is purchased. However, if all or a portion of the contract value is withdrawn, a withdrawal fee may be assessed and deducted from the contract value or payment to the contract owner. The withdrawal fee is imposed on withdrawals of contract values attributable to purchase payments within five years after receipt and is equal to 5% of the purchase payment withdrawn. After the first contract anniversary, provided the contract value exceeds $5,000, the contract owner may make one withdrawal each contract year of up to 10% of the aggregate purchase payments (on deposit for more than one year) without incurring a surrender fee. In 1998, surrender fees of $60,272 were deducted from the contract values in the Separate Account.

        An annual contract maintenance fee of $30 is imposed on all variable annuity contracts with contract values less than $50,000 on their policy anniversary. This fee covers the cost of contract administration for the previous year and is prorated between the sub-accounts and the fixed rate account to which the contract value is allocated.

        Subject to certain restrictions, the contract owner may transfer all or a part of the accumulated value of the contract among the available sub-accounts of the Separate Account and the fixed rate account offered by Cova. If more than 12 transfers have been made in the contract year, a transfer fee of $25 per transfer or, if less, 2% of amount transferred, will be deducted from the contract account value. Transfers made in the Dollar Cost Averaging program are not subject to the transfer fee.

        In 1998, contract maintenance and transfer fees of $27,322 were deducted from the contract values in the Separate Account.

        Cova currently advances any premium taxes due at the time purchase payments are made and then deducts premium taxes from the contract value at the time annuity payments begin. Cova reserves the right to deduct premium taxes when incurred.

  (5)   SUBSEQUENT EVENT

        On January 8, 1999, the four sub-accounts investing in the Trust portfolios managed by Van Kampen American Capital Advisory Corp. (VKAC)
        - Quality Income, Money Market, Stock Index, and VKAC Growth and Income portfolios ceased operations and their assets were transferred to one new and three existing sub-accounts in accordance with the substitution order issued by the Securities and Exchange Commission.

        On January 8, 1999, the Lord Abbett Growth and Income sub-account ceased operations and its assets were transferred to the Trust Lord Abbett Growth and Income sub-account which commenced operations on January 8, 1999. The Trust Lord Abbett Growth and Income sub-account invests in the Trust Lord Abbett Growth and Income Portfolio which commenced operations on January 8, 1999. The Trust Lord Abbett Growth and Income Portfolio is managed by Lord Abbett who also manages the Lord Abbett Growth and Income Portfolio.


COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997


  (6)  UNIT FAIR VALUES

       A summary of accumulation unit values, net assets, total return, and expense ratios for each sub-account follows:


                                                         COMMENCED                   ACCUMULATION UNIT VALUE
                                                                        ---------------------------------------------------
                                                        OPERATIONS         1998         1997         1996         1995
                                                        ------------    -----------  -----------  ------------ ------------


       Trust Quality Income*                             08/16/95     $  17.539867    16.716340     15.540286    15.331980
       Trust Money Market*                               06/19/95        12.882157    12.375227     11.879722    11.425132
       Trust Stock Index*                                07/20/95        31.522519    24.963612     19.036955    15.773909
       Trust VKAC Growth and Income*                     07/19/95        24.396679    20.978338     17.008156    14.608910
       Trust Bond Debenture                              05/20/96        13.496510    12.881799     11.294929           --
       Trust Developing Growth                           11/07/97        11.067868    10.527555            --           --
       Trust Large Cap Research                          02/17/98        11.825638           --            --           --
       Trust Mid-Cap Value                               11/07/97        10.437956    10.467957            --           --
       Trust Quality Bond                                05/20/96        11.914509    11.155144     10.368767           --
       Trust Small Cap Stock                             05/15/96        12.582885    13.491493     11.308427           --
       Trust Large Cap Stock                             05/16/96        19.428505    14.889464     11.334982           --
       Trust Select Equity                               05/15/96        16.987203    14.053503     10.838053           --
       Trust International Equity                        05/14/96        12.889314    11.462436     10.967004           --
       Lord Abbett Growth and Income*                    07/20/95        34.325431    30.837057     25.089540    21.306278
       GACC Money Market                                 12/04/97        11.109949    10.667017            --           --
       Russell Multi-Style Equity                        12/31/97        12.740123    10.000000            --           --
       Russell Aggressive Equity                         12/31/97        10.001283    10.000000            --           --
       Russell Non-US                                    12/31/97        11.182808    10.000000            --           --
       Russell Core Bond                                 12/31/97        10.631124    10.000000            --           --
       AIM Value                                         12/31/97        13.075597    10.000000            --           --
       AIM Capital Appreciation                          12/31/97        11.800084    10.000000            --           --
       AIM International Equity                          12/31/97        11.418467    10.000000            --           --
       Alliance Premier Growth                           12/31/97        14.620511    10.000000            --           --
       Alliance Real Estate Investment                   12/31/97         8.000583    10.000000            --           --
       Liberty Newport Tiger                             12/31/97         9.278784    10.000000            --           --
       Goldman Sachs Growth and Income                   03/31/98         9.911702           --            --           --
       Goldman Sachs International Equity                03/31/98        11.416783           --            --           --
       Goldman Sachs Global Income                       03/31/98        10.815310           --            --           --
       Kemper Dreman High Return Equity                  05/15/98        10.489000           --            --           --
       Kemper Small Cap Growth                           12/31/97        11.687795    10.000000            --           --
       Kemper Small Cap Value                            12/31/97         8.770360    10.000000            --           --
       Kemper Government Securities                      12/31/97        10.634608    10.000000            --           --
       MFS Bond                                          05/15/98        10.509000           --            --           --
       MFS Research                                      12/31/97        12.179142    10.000000            --           --
       MFS Growth with Income                            12/31/97        12.075079    10.000000            --           --
       MFS Emerging Growth                               12/31/97        13.244101    10.000000            --           --
       MFS / F&C Emerging Markets Equity                 12/31/97         6.581757    10.000000            --           --
       MFS High Income                                   12/31/97         9.863111    10.000000            --           --
       MFS World Governments                             12/31/97        10.663503    10.000000            --           --
       Oppenheimer Growth                                12/31/97        12.244057    10.000000            --           --
       Oppenheimer Growth & Income                       12/31/97        10.340279    10.000000            --           --
       Oppenheimer High Income                           12/31/97         9.907918    10.000000            --           --
       Oppenheimer Bond                                  12/31/97        10.551643    10.000000            --           --
       Oppenheimer Strategic Bond                        12/31/97        10.164797    10.000000            --           --
       Putnam Growth and Income                          12/31/97        11.403244    10.000000            --           --
       Putnam New Value                                  12/31/97        10.498075    10.000000            --           --
       Putnam Vista                                      12/31/97        11.804097    10.000000            --           --
       Putnam International Growth                       12/31/97        11.729428    10.000000            --           --
       Putnam International New Opportunities            12/31/97        11.420772    10.000000            --           --
       Templeton International                           09/21/98         9.149729           --            --           --
       Templeton Developing Markets                      09/21/98         7.557531           --            --           --
       Templeton Mutual Shares Investments               09/21/98         9.646506           --            --           --
       Fidelity VIP Growth                               02/17/98        13.115493           --            --           --
       Fidelity VIP II Contrafund                        02/17/98        12.429344           --            --           --
       Fidelity VIP III Growth Opportunities             02/17/98        11.814000           --            --           --
       Fidelity VIP III Growth & Income                  02/17/98        12.259160           --            --           --
       Fidelity VIP Equity-Income                        02/17/98        10.674283           --            --           --
                                                                        ===========  ===========  ============ ============

   * Sub-account ceased operations on January 8, 1999.

  ** Performance returns for sub-accounts that commenced operations during the year are not annualized. Expense ratios for sub-accounts that commenced operations during the year are annualized.

COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997


  (6)  UNIT FAIR VALUES

       A summary of accumulation unit values, net assets, total return, and expense ratios for each sub-account follows:


                                                         COMMENCED                NET ASSETS (IN 000'S)
                                                                        ------------------------------------------
                                                        OPERATIONS       1998        1997        1996       1995
                                                        ------------    --------    --------    -------    -------
       Trust Quality Income*                             08/16/95     $     771         731        299        133
       Trust Money Market*                               06/19/95           267         371        322        326
       Trust Stock Index*                                07/20/95         2,306       1,738        960        211
       Trust VKAC Growth and Income*                     07/19/95         2,119       1,680        686        105
       Trust Bond Debenture                              05/20/96         9,200       4,475        447         --
       Trust Developing Growth                           11/07/97           785          64         --         --
       Trust Large Cap Research                          02/17/98           590          --         --         --
       Trust Mid-Cap Value                               11/07/97           892          89         --         --
       Trust Quality Bond                                05/20/96         5,970       2,617        669         --
       Trust Small Cap Stock                             05/15/96         8,354       6,578      1,279         --
       Trust Large Cap Stock                             05/16/96        22,001      10,224      1,431         --
       Trust Select Equity                               05/15/96        17,884       9,845      2,011         --
       Trust International Equity                        05/14/96        10,046       6,351      1,360         --
       Lord Abbett Growth and Income*                    07/20/95        37,098      24,402      9,416      2,675
       GACC Money Market                                 12/04/97         1,440         150         --         --
       Russell Multi-Style Equity                        12/31/97           616          --         --         --
       Russell Aggressive Equity                         12/31/97            87          --         --         --
       Russell Non-US                                    12/31/97           204          --         --         --
       Russell Core Bond                                 12/31/97           654          --         --         --
       AIM Value                                         12/31/97            37          --         --         --
       AIM Capital Appreciation                          12/31/97            66          --         --         --
       AIM International Equity                          12/31/97           174          --         --         --
       Alliance Premier Growth                           12/31/97           919          --         --         --
       Alliance Real Estate Investment                   12/31/97           177          --         --         --
       Liberty Newport Tiger                             12/31/97            22          --         --         --
       Goldman Sachs Growth and Income                   03/31/98           130          --         --         --
       Goldman Sachs International Equity                03/31/98           181          --         --         --
       Goldman Sachs Global Income                       03/31/98            32          --         --         --
       Kemper Dreman High Return Equity                  05/15/98            --          --         --         --
       Kemper Small Cap Growth                           12/31/97            45          --         --         --
       Kemper Small Cap Value                            12/31/97           146          --         --         --
       Kemper Government Securities                      12/31/97            27          --         --         --
       MFS Bond                                          05/15/98            --          --         --         --
       MFS Research                                      12/31/97           317          --         --         --
       MFS Growth with Income                            12/31/97           782          --         --         --
       MFS Emerging Growth                               12/31/97           632          --         --         --
       MFS / F&C Emerging Markets Equity                 12/31/97            28          --         --         --
       MFS High Income                                   12/31/97           129          --         --         --
       MFS World Governments                             12/31/97             4          --         --         --
       Oppenheimer Growth                                12/31/97            62          --         --         --
       Oppenheimer Growth & Income                       12/31/97           154          --         --         --
       Oppenheimer High Income                           12/31/97           104          --         --         --
       Oppenheimer Bond                                  12/31/97           489          --         --         --
       Oppenheimer Strategic Bond                        12/31/97            27          --         --         --
       Putnam Growth and Income                          12/31/97           914          --         --         --
       Putnam New Value                                  12/31/97            23          --         --         --
       Putnam Vista                                      12/31/97            80          --         --         --
       Putnam International Growth                       12/31/97           663          --         --         --
       Putnam International New Opportunities            12/31/97            55          --         --         --
       Templeton International                           09/21/98            61          --         --         --
       Templeton Developing Markets                      09/21/98            53          --         --         --
       Templeton Mutual Shares Investments               09/21/98             9          --         --         --
       Fidelity VIP Growth                               02/17/98             7          --         --         --
       Fidelity VIP II Contrafund                        02/17/98             1          --         --         --
       Fidelity VIP III Growth Opportunities             02/17/98             1          --         --         --
       Fidelity VIP III Growth & Income                  02/17/98            26          --         --         --
       Fidelity VIP Equity-Income                        02/17/98             8          --         --         --
                                                                        ========    ========    =======    =======

   * Sub-account ceased operations on January 8, 1999.

  ** Performance returns for sub-accounts that commenced operations during the year are not annualized. Expense ratios for sub-accounts that commenced operations during the year are annualized.

COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997


  (6)  UNIT FAIR VALUES

       A summary of accumulation unit values, net assets, total return, and expense ratios for each sub-account follows:


                                                         COMMENCED                     TOTAL RETURN**
                                                                        ---------------------------------------------
                                                        OPERATIONS       1998           1997       1996        1995
                                                        ------------    -------        -------    -------     -------


       Trust Quality Income*                             08/16/95         4.93 %         7.57       1.36        6.30
       Trust Money Market*                               06/19/95         4.10           4.17       3.98        2.61
       Trust Stock Index*                                07/20/95        26.27          31.13      20.69       11.65
       Trust VKAC Growth and Income*                     07/19/95        16.30          23.34      16.42       11.93
       Trust Bond Debenture                              05/20/96         4.77          14.05      11.32          --
       Trust Developing Growth                           11/07/97         5.13          (2.80)        --          --
       Trust Large Cap Research                          02/17/98         9.94             --         --          --
       Trust Mid-Cap Value                               11/07/97         (.29)          4.17         --          --
       Trust Quality Bond                                05/20/96         6.81           7.58       4.20          --
       Trust Small Cap Stock                             05/15/96        (6.74)         19.31       3.69          --
       Trust Large Cap Stock                             05/16/96        30.49          31.36      11.62          --
       Trust Select Equity                               05/15/96        20.88          29.67       6.76          --
       Trust International Equity                        05/14/96        12.45           4.52       8.60          --
       Lord Abbett Growth and Income*                    07/20/95        11.31          22.91      17.76        9.05
       GACC Money Market                                 12/04/97         4.15            .34         --          --
       Russell Multi-Style Equity                        12/31/97        27.40             --         --          --
       Russell Aggressive Equity                         12/31/97          .01             --         --          --
       Russell Non-US                                    12/31/97        11.83             --         --          --
       Russell Core Bond                                 12/31/97         6.31             --         --          --
       AIM Value                                         12/31/97        30.76             --         --          --
       AIM Capital Appreciation                          12/31/97        18.00             --         --          --
       AIM International Equity                          12/31/97        14.19             --         --          --
       Alliance Premier Growth                           12/31/97        46.21             --         --          --
       Alliance Real Estate Investment                   12/31/97       (19.99)            --         --          --
       Liberty Newport Tiger                             12/31/97        (7.21)            --         --          --
       Goldman Sachs Growth and Income                   03/31/98       (11.60)            --         --          --
       Goldman Sachs International Equity                03/31/98         1.94             --         --          --
       Goldman Sachs Global Income                       03/31/98         6.53             --         --          --
       Kemper Dreman High Return Equity                  05/15/98         4.89             --         --          --
       Kemper Small Cap Growth                           12/31/97        16.88             --         --          --
       Kemper Small Cap Value                            12/31/97       (12.30)            --         --          --
       Kemper Government Securities                      12/31/97         6.35             --         --          --
       MFS Bond                                          05/15/98         5.09             --         --          --
       MFS Research                                      12/31/97        21.79             --         --          --
       MFS Growth with Income                            12/31/97        20.75             --         --          --
       MFS Emerging Growth                               12/31/97        32.44             --         --          --
       MFS / F&C Emerging Markets Equity                 12/31/97       (34.18)            --         --          --
       MFS High Income                                   12/31/97        (1.37)            --         --          --
       MFS World Governments                             12/31/97         6.63             --         --          --
       Oppenheimer Growth                                12/31/97        22.44             --         --          --
       Oppenheimer Growth & Income                       12/31/97         3.40             --         --          --
       Oppenheimer High Income                           12/31/97        (0.92)            --         --          --
       Oppenheimer Bond                                  12/31/97         5.52             --         --          --
       Oppenheimer Strategic Bond                        12/31/97         1.65             --         --          --
       Putnam Growth and Income                          12/31/97        14.03             --         --          --
       Putnam New Value                                  12/31/97         4.98             --         --          --
       Putnam Vista                                      12/31/97        18.04             --         --          --
       Putnam International Growth                       12/31/97        17.29             --         --          --
       Putnam International New Opportunities            12/31/97        14.21             --         --          --
       Templeton International                           09/21/98        15.92             --         --          --
       Templeton Developing Markets                      09/21/98        33.87             --         --          --
       Templeton Mutual Shares Investments               09/21/98        11.61             --         --          --
       Fidelity VIP Growth                               02/17/98        31.16             --         --          --
       Fidelity VIP II Contrafund                        02/17/98        24.29             --         --          --
       Fidelity VIP III Growth Opportunities             02/17/98        18.14             --         --          --
       Fidelity VIP III Growth & Income                  02/17/98        22.59             --         --          --
       Fidelity VIP Equity-Income                        02/17/98         6.74             --         --          --
                                                                        =======        =======    =======     =======

   * Sub-account ceased operations on January 8, 1999.

  ** Performance returns for sub-accounts that commenced operations during the year are not annualized. Expense ratios for sub-accounts that commenced operations during the year are annualized.

COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997


  (6)  UNIT FAIR VALUES

       A summary of accumulation unit values, net assets, total return, and expense ratios for each sub-account follows:

                                                                               SEPARATE ACCOUNT EXPENSES
                                                         COMMENCED              TO AVERAGE NET ASSETS**
                                                                        -----------------------------------------
                                                        OPERATIONS       1998       1997       1996        1995
                                                        ------------    -------    -------    -------     -------


       Trust Quality Income*                             08/16/95         1.40       1.40       1.40        1.40
       Trust Money Market*                               06/19/95         1.40       1.40       1.40        1.40
       Trust Stock Index*                                07/20/95         1.40       1.40       1.40        1.40
       Trust VKAC Growth and Income*                     07/19/95         1.40       1.40       1.40        1.40
       Trust Bond Debenture                              05/20/96         1.40       1.40       1.40          --
       Trust Developing Growth                           11/07/97         1.40       1.40         --          --
       Trust Large Cap Research                          02/17/98         1.40         --         --          --
       Trust Mid-Cap Value                               11/07/97         1.40       1.40         --          --
       Trust Quality Bond                                05/20/96         1.40       1.40       1.40          --
       Trust Small Cap Stock                             05/15/96         1.40       1.40       1.40          --
       Trust Large Cap Stock                             05/16/96         1.40       1.40       1.40          --
       Trust Select Equity                               05/15/96         1.40       1.40       1.40          --
       Trust International Equity                        05/14/96         1.40       1.40       1.40          --
       Lord Abbett Growth and Income*                    07/20/95         1.40       1.40       1.40        1.40
       GACC Money Market                                 12/04/97         1.40       1.40         --          --
       Russell Multi-Style Equity                        12/31/97         1.40         --         --          --
       Russell Aggressive Equity                         12/31/97         1.40         --         --          --
       Russell Non-US                                    12/31/97         1.40         --         --          --
       Russell Core Bond                                 12/31/97         1.40         --         --          --
       AIM Value                                         12/31/97         1.40         --         --          --
       AIM Capital Appreciation                          12/31/97         1.40         --         --          --
       AIM International Equity                          12/31/97         1.40         --         --          --
       Alliance Premier Growth                           12/31/97         1.40         --         --          --
       Alliance Real Estate Investment                   12/31/97         1.40         --         --          --
       Liberty Newport Tiger                             12/31/97         1.39         --         --          --
       Goldman Sachs Growth and Income                   03/31/98         1.40         --         --          --
       Goldman Sachs International Equity                03/31/98         1.40         --         --          --
       Goldman Sachs Global Income                       03/31/98         1.40         --         --          --
       Kemper Dreman High Return Equity                  05/15/98          .55         --         --          --
       Kemper Small Cap Growth                           12/31/97         1.40         --         --          --
       Kemper Small Cap Value                            12/31/97         1.40         --         --          --
       Kemper Government Securities                      12/31/97         1.38         --         --          --
       MFS Bond                                          05/15/98          .52         --         --          --
       MFS Research                                      12/31/97         1.40         --         --          --
       MFS Growth with Income                            12/31/97         1.40         --         --          --
       MFS Emerging Growth                               12/31/97         1.40         --         --          --
       MFS / F&C Emerging Markets Equity                 12/31/97         1.40         --         --          --
       MFS High Income                                   12/31/97         1.40         --         --          --
       MFS World Governments                             12/31/97         1.37         --         --          --
       Oppenheimer Growth                                12/31/97         1.40         --         --          --
       Oppenheimer Growth & Income                       12/31/97         1.40         --         --          --
       Oppenheimer High Income                           12/31/97         1.40         --         --          --
       Oppenheimer Bond                                  12/31/97         1.40         --         --          --
       Oppenheimer Strategic Bond                        12/31/97         1.40         --         --          --
       Putnam Growth and Income                          12/31/97         1.40         --         --          --
       Putnam New Value                                  12/31/97         1.40         --         --          --
       Putnam Vista                                      12/31/97         1.40         --         --          --
       Putnam International Growth                       12/31/97         1.40         --         --          --
       Putnam International New Opportunities            12/31/97         1.40         --         --          --
       Templeton International                           09/21/98         1.40         --         --          --
       Templeton Developing Markets                      09/21/98         1.40         --         --          --
       Templeton Mutual Shares Investments               09/21/98         1.32         --         --          --
       Fidelity VIP Growth                               02/17/98         1.35         --         --          --
       Fidelity VIP II Contrafund                        02/17/98          .75         --         --          --
       Fidelity VIP III Growth Opportunities             02/17/98          .52         --         --          --
       Fidelity VIP III Growth & Income                  02/17/98         1.39         --         --          --
       Fidelity VIP Equity-Income                        02/17/98         1.34         --         --          --
                                                                        =======    =======    =======     =======

   * Sub-account ceased operations on January 8, 1999.

  ** Performance returns for sub-accounts that commenced operations during the year are not annualized. Expense ratios for sub-accounts that commenced operations during the year are annualized.


                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



   (7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION

         The table below summarizes the realized gain (loss) on the sale of fund shares and the change in unrealized appreciation for each sub-account during the year.

                                                                                               1998           1997
                                                                                           -------------  -------------
         Realized gain (loss) on sale of fund shares:
           Trust Quality Income:
             Aggregate proceeds from sales of fund shares                                $       68,255         78,042
             Aggregate cost of fund shares redeemed                                              66,652         78,307
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $        1,603           (265)
                                                                                           =============  =============

           Trust Money Market:
             Aggregate proceeds from sales of fund shares                                $      127,698      5,031,278
             Aggregate cost of fund shares redeemed                                             127,698      5,031,278
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $           --             --
                                                                                           =============  =============

           Trust Stock Index:
             Aggregate proceeds from sales of fund shares                                $      135,751        100,563
             Aggregate cost of fund shares redeemed                                             117,530         81,687
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       18,221         18,876
                                                                                           =============  =============

           Trust VKAC Growth and Income:
             Aggregate proceeds from sales of fund shares                                $      104,628         21,278
             Aggregate cost of fund shares redeemed                                              89,010         18,280
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       15,618          2,998
                                                                                           =============  =============

           Trust Bond Debenture:
             Aggregate proceeds from sales of fund shares                                $      670,935        109,027
             Aggregate cost of fund shares redeemed                                             657,487        103,526
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       13,448          5,501
                                                                                           =============  =============

           Trust Developing Growth:
             Aggregate proceeds from sales of fund shares                                $       59,769         15,035
             Aggregate cost of fund shares redeemed                                              61,323         15,050
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       (1,554)           (15)
                                                                                           =============  =============




                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Realized gain (loss) on sale of fund shares, continued:
           Trust Large Cap Research:
             Aggregate proceeds from sales of fund shares                                $        1,318             --
             Aggregate cost of fund shares redeemed                                               1,293             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $           25             --
                                                                                           =============  =============

           Trust Mid-Cap Value:
             Aggregate proceeds from sales of fund shares                                $      121,779          5,141
             Aggregate cost of fund shares redeemed                                             126,280          5,091
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       (4,501)            50
                                                                                           =============  =============

           Trust Quality Bond:
             Aggregate proceeds from sales of fund shares                                $      319,864        149,426
             Aggregate cost of fund shares redeemed                                             309,113        147,472
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       10,751          1,954
                                                                                           =============  =============

           Trust Small Cap Stock:
             Aggregate proceeds from sales of fund shares                                $      986,220         91,131
             Aggregate cost of fund shares redeemed                                             974,390         81,824
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       11,830          9,307
                                                                                           =============  =============

           Trust Large Cap Stock:
             Aggregate proceeds from sales of fund shares                                $    1,700,678        121,132
             Aggregate cost of fund shares redeemed                                           1,489,784        106,386
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $      210,894         14,746
                                                                                           =============  =============

           Trust Select Equity:
             Aggregate proceeds from sales of fund shares                                $    1,190,393        150,731
             Aggregate cost of fund shares redeemed                                           1,040,041        130,262
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $      150,352         20,469
                                                                                           =============  =============

           Trust International Equity:
             Aggregate proceeds from sales of fund shares                                $      652,667        185,858
             Aggregate cost of fund shares redeemed                                             629,290        182,972
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       23,377          2,886
                                                                                           =============  =============



                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Realized gain (loss) on sale of fund shares, continued:
           Lord Abbett Growth and Income:
             Aggregate proceeds from sales of fund shares                                $    1,839,293        585,935
             Aggregate cost of fund shares redeemed                                           1,749,075        507,692
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       90,218         78,243
                                                                                           =============  =============

           GACC Money Market:
             Aggregate proceeds from sales of fund shares                                $    2,053,922         29,146
             Aggregate cost of fund shares redeemed                                           2,035,460         29,072
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       18,462             74
                                                                                           =============  =============

           Russell Multi-Style Equity:
             Aggregate proceeds from sales of fund shares                                $        7,462             --
             Aggregate cost of fund shares redeemed                                               7,262             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $          200             --
                                                                                           =============  =============

           Russell Aggressive Equity:
             Aggregate proceeds from sales of fund shares                                $          416             --
             Aggregate cost of fund shares redeemed                                                 468             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $          (52)            --
                                                                                           =============  =============

           Russell Non-US:
             Aggregate proceeds from sales of fund shares                                $          821             --
             Aggregate cost of fund shares redeemed                                                 900             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $          (79)            --
                                                                                           =============  =============

           Russell Core Bond:
             Aggregate proceeds from sales of fund shares                                $        1,162             --
             Aggregate cost of fund shares redeemed                                               1,160             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $            2             --
                                                                                           =============  =============

           AIM Value:
             Aggregate proceeds from sales of fund shares                                $       26,188             --
             Aggregate cost of fund shares redeemed                                              27,774             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       (1,586)            --
                                                                                           =============  =============



                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Realized gain (loss) on sale of fund shares, continued:
           AIM Capital Appreciation:
             Aggregate proceeds from sales of fund shares                                $          236             --
             Aggregate cost of fund shares redeemed                                                 258             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $          (22)            --
                                                                                           =============  =============

           AIM International Equity:
             Aggregate proceeds from sales of fund shares                                $       40,160             --
             Aggregate cost of fund shares redeemed                                              46,103             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       (5,943)            --
                                                                                           =============  =============

           Alliance Premier Growth:
             Aggregate proceeds from sales of fund shares                                $       67,438             --
             Aggregate cost of fund shares redeemed                                              74,072             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       (6,634)            --
                                                                                           =============  =============

           Alliance Real Estate:
             Aggregate proceeds from sales of fund shares                                $       14,746             --
             Aggregate cost of fund shares redeemed                                              17,733             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       (2,987)            --
                                                                                           =============  =============

           Liberty Newport Tiger:
             Aggregate proceeds from sales of fund shares                                $           37             --
             Aggregate cost of fund shares redeemed                                                  33             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $            4             --
                                                                                           =============  =============

           Goldman Sachs Growth and Income:
             Aggregate proceeds from sales of fund shares                                $       23,582             --
             Aggregate cost of fund shares redeemed                                              27,701             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       (4,119)            --
                                                                                           =============  =============

           Goldman Sachs International Equity:
             Aggregate proceeds from sales of fund shares                                $          999             --
             Aggregate cost of fund shares redeemed                                               1,123             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $         (124)            --
                                                                                           =============  =============



                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Realized gain (loss) on sale of fund shares, continued:
           Goldman Sachs Global Income:
             Aggregate proceeds from sales of fund shares                                $          181             --
             Aggregate cost of fund shares redeemed                                                 176             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $            5             --
                                                                                           =============  =============

           Kemper-Dreman High Return Equity:
             Aggregate proceeds from sales of fund shares                                $           --             --
             Aggregate cost of fund shares redeemed                                                  --             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $           --             --
                                                                                           =============  =============

           Kemper Small Cap Growth:
             Aggregate proceeds from sales of fund shares                                $        7,419             --
             Aggregate cost of fund shares redeemed                                               7,675             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $         (256)            --
                                                                                           =============  =============

           Kemper Small Cap Value:
             Aggregate proceeds from sales of fund shares                                $       21,781             --
             Aggregate cost of fund shares redeemed                                              28,205             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       (6,424)            --
                                                                                           =============  =============

           Kemper Government Securities:
             Aggregate proceeds from sales of fund shares                                $            9             --
             Aggregate cost of fund shares redeemed                                                   9             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $           --             --
                                                                                           =============  =============

           MFS Bond:
             Aggregate proceeds from sales of fund shares                                $           --             --
             Aggregate cost of fund shares redeemed                                                  --             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $           --             --
                                                                                           =============  =============

           MFS Research:
             Aggregate proceeds from sales of fund shares                                $        1,823             --
             Aggregate cost of fund shares redeemed                                               1,914             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $          (91)            --
                                                                                           =============  =============



                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------
         Realized gain (loss) on sale of fund shares, continued:
           MFS Growth with Income:
             Aggregate proceeds from sales of fund shares                                $       40,854             --
             Aggregate cost of fund shares redeemed                                              45,826             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       (4,972)            --
                                                                                           =============  =============

           MFS Emerging Growth:
             Aggregate proceeds from sales of fund shares                                $       31,963             --
             Aggregate cost of fund shares redeemed                                              34,744             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       (2,781)            --
                                                                                           =============  =============

           MFS / F&C Emerging Markets Equity:
             Aggregate proceeds from sales of fund shares                                $       32,580             --
             Aggregate cost of fund shares redeemed                                              43,015             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $      (10,435)            --
                                                                                           =============  =============

           MFS High Income:
             Aggregate proceeds from sales of fund shares                                $       18,006             --
             Aggregate cost of fund shares redeemed                                              19,172             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       (1,166)            --
                                                                                           =============  =============

           MFS World Governments:
             Aggregate proceeds from sales of fund shares                                $           34             --
             Aggregate cost of fund shares redeemed                                                  33             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $            1             --
                                                                                           =============  =============

           Oppenheimer Growth:
             Aggregate proceeds from sales of fund shares                                $          731             --
             Aggregate cost of fund shares redeemed                                                 756             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $          (25)            --
                                                                                           =============  =============

           Oppenheimer Growth & Income:
             Aggregate proceeds from sales of fund shares                                $        1,004             --
             Aggregate cost of fund shares redeemed                                               1,167             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $         (163)            --
                                                                                           =============  =============



                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Realized gain (loss) on sale of fund shares, continued:
           Oppenheimer High Income:
             Aggregate proceeds from sales of fund shares                                $        2,657             --
             Aggregate cost of fund shares redeemed                                               2,855             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $         (198)            --
                                                                                           =============  =============

           Oppenheimer Bond:
             Aggregate proceeds from sales of fund shares                                $       17,891             --
             Aggregate cost of fund shares redeemed                                              17,655             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $          236             --
                                                                                           =============  =============

           Oppenheimer Strategic Bond:
             Aggregate proceeds from sales of fund shares                                $          160             --
             Aggregate cost of fund shares redeemed                                                 165             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $           (5)            --
                                                                                           =============  =============

           Putnam Growth and Income:
             Aggregate proceeds from sales of fund shares                                $       45,339             --
             Aggregate cost of fund shares redeemed                                              51,871             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       (6,532)            --
                                                                                           =============  =============

           Putnam New Value:
             Aggregate proceeds from sales of fund shares                                $        6,880             --
             Aggregate cost of fund shares redeemed                                               6,868             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $           12             --
                                                                                           =============  =============

           Putnam Vista:
             Aggregate proceeds from sales of fund shares                                $          376             --
             Aggregate cost of fund shares redeemed                                                 388             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $          (12)            --
                                                                                           =============  =============

           Putnam International Growth:
             Aggregate proceeds from sales of fund shares                                $       64,381             --
             Aggregate cost of fund shares redeemed                                              72,707             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $       (8,326)            --
                                                                                           =============  =============



                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Realized gain (loss) on sale of fund shares, continued:
           Putnam International New Opportunities:
             Aggregate proceeds from sales of fund shares                                $          378             --
             Aggregate cost of fund shares redeemed                                                 405             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $          (27)            --
                                                                                           =============  =============

           Templeton International:
             Aggregate proceeds from sales of fund shares                                $          133             --
             Aggregate cost of fund shares redeemed                                                 124             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $            9             --
                                                                                           =============  =============

           Templeton Developing Markets:
             Aggregate proceeds from sales of fund shares                                $          133             --
             Aggregate cost of fund shares redeemed                                                 125             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $            8             --
                                                                                           =============  =============

           Templeton Mutual Shares Investments:
             Aggregate proceeds from sales of fund shares                                $           --             --
             Aggregate cost of fund shares redeemed                                                  --             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $           --             --
                                                                                           =============  =============

           Fidelity Growth:
             Aggregate proceeds from sales of fund shares                                $            3             --
             Aggregate cost of fund shares redeemed                                                   3             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $           --             --
                                                                                           =============  =============

           Fidelity Contrafund:
             Aggregate proceeds from sales of fund shares                                $           --             --
             Aggregate cost of fund shares redeemed                                                  --             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $           --             --
                                                                                           =============  =============

           Fidelity Growth Opportunities:
             Aggregate proceeds from sales of fund shares                                $           --             --
             Aggregate cost of fund shares redeemed                                                  --             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $           --             --
                                                                                           =============  =============



                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Realized gain (loss) on sale of fund shares, continued:
           Fidelity Growth & Income:
             Aggregate proceeds from sales of fund shares                                $           --             --
             Aggregate cost of fund shares redeemed                                                  --             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $           --             --
                                                                                           =============  =============

           Fidelity Equity-Income:
             Aggregate proceeds from sales of fund shares                                $           --             --
             Aggregate cost of fund shares redeemed                                                  --             --
                                                                                           -------------  -------------

                  Realized gain (loss)                                                   $           --             --
                                                                                           =============  =============

         Unrealized appreciation (depreciation):
           Trust Quality Income:
             Appreciation (Depreciation), end of period                                  $       19,209         14,678
             Appreciation (Depreciation), beginning of period                                    14,678            447
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        4,531         14,231
                                                                                           =============  =============

           Trust Money Market:
             Appreciation (Depreciation), end of period                                  $           --             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $           --             --
                                                                                           =============  =============

           Trust Stock Index:
             Appreciation (Depreciation), end of period                                  $      491,713        393,343
             Appreciation (Depreciation), beginning of period                                   393,343         82,185
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       98,370        311,158
                                                                                           =============  =============

           Trust VKAC Growth & Income:
             Appreciation (Depreciation), end of period                                  $      316,285        251,383
             Appreciation (Depreciation), beginning of period                                   251,383         37,743
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       64,902        213,640
                                                                                           =============  =============

           Trust Bond Debenture:
             Appreciation (Depreciation), end of period                                  $      273,399        163,335
             Appreciation (Depreciation), beginning of period                                   163,335          8,392
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $      110,064        154,943
                                                                                           =============  =============


                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Unrealized appreciation (depreciation), continued:
           Trust Developing Growth:
             Appreciation (Depreciation), end of period                                  $       57,633            404
             Appreciation (Depreciation), beginning of period                                       404             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       57,229            404
                                                                                           =============  =============

           Trust Large Cap Research:
             Appreciation (Depreciation), end of period                                  $       52,098             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       52,098             --
                                                                                           =============  =============

           Trust Mid-Cap Value:
             Appreciation (Depreciation), end of period                                  $       14,516          2,536
             Appreciation (Depreciation), beginning of period                                     2,536             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       11,980          2,536
                                                                                           =============  =============

           Trust Quality Bond:
             Appreciation (Depreciation), end of period                                  $      254,121         42,116
             Appreciation (Depreciation), beginning of period                                    42,116          2,313
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $      212,005         39,803
                                                                                           =============  =============

           Trust Small Cap Stock:
             Appreciation (Depreciation), end of period                                  $       (2,832)       765,772
             Appreciation (Depreciation), beginning of period                                   765,772         34,020
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $     (768,604)       731,752
                                                                                           =============  =============

           Trust Large Cap Stock:
             Appreciation (Depreciation), end of period                                  $    4,717,561        630,868
             Appreciation (Depreciation), beginning of period                                   630,868         56,856
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $    4,086,693        574,012
                                                                                           =============  =============

           Trust Select Equity:
             Appreciation (Depreciation), end of period                                  $    3,163,743      1,284,973
             Appreciation (Depreciation), beginning of period                                 1,284,973        101,392
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $    1,878,770      1,183,581
                                                                                           =============  =============



                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Unrealized appreciation (depreciation), continued:
           Trust International Equity:
             Appreciation (Depreciation), end of period                                  $      918,988         91,655
             Appreciation (Depreciation), beginning of period                                    91,655         66,683
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $      827,333         24,972
                                                                                           =============  =============

           Lord Abbett Growth and Income:
             Appreciation (Depreciation), end of period                                  $    2,782,796      1,514,090
             Appreciation (Depreciation), beginning of period                                 1,514,090        374,769
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $    1,268,706      1,139,321
                                                                                           =============  =============

           GACC Money Market:
             Appreciation (Depreciation), end of period                                  $        8,746            440
             Appreciation (Depreciation), beginning of period                                       440             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        8,306            440
                                                                                           =============  =============

           Russell Multi-Style Equity:
             Appreciation (Depreciation), end of period                                  $       37,385             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       37,385             --
                                                                                           =============  =============

           Russell Aggressive Equity:
             Appreciation (Depreciation), end of period                                  $       (1,753)            --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       (1,753)            --
                                                                                           =============  =============

           Russell Non-US:
             Appreciation (Depreciation), end of period                                  $        1,844             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        1,844             --
                                                                                           =============  =============

           Russell Core Bond:
             Appreciation (Depreciation), end of period                                  $        3,543             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        3,543             --
                                                                                           =============  =============



                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Unrealized appreciation (depreciation), continued:
           AIM Value:
             Appreciation (Depreciation), end of period                                  $        1,376             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        1,376             --
                                                                                           =============  =============

           AIM Capital Appreciation:
             Appreciation (Depreciation), end of period                                  $        5,386             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        5,386             --
                                                                                           =============  =============

           AIM International Equity:
             Appreciation (Depreciation), end of period                                  $       (6,224)            --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       (6,224)            --
                                                                                           =============  =============

           Alliance Premier Growth:
             Appreciation (Depreciation), end of period                                  $      118,514             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $      118,514             --
                                                                                           =============  =============

           Alliance Real Estate Investment:
             Appreciation (Depreciation), end of period                                  $      (17,191)            --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $      (17,191)            --
                                                                                           =============  =============

           Liberty Newport Tiger:
             Appreciation (Depreciation), end of period                                  $        2,743             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        2,743             --
                                                                                           =============  =============

           Goldman Sachs Growth and Income:
             Appreciation (Depreciation), end of period                                  $      (11,213)            --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $      (11,213)            --
                                                                                           =============  =============



                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Unrealized appreciation (depreciation), continued:
           Goldman Sachs International Equity:
             Appreciation (Depreciation), end of period                                  $        2,720             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        2,720             --
                                                                                           =============  =============

           Goldman Sachs Global Income:
             Appreciation (Depreciation), end of period                                  $         (187)            --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $         (187)            --
                                                                                           =============  =============

           Kemper-Dreman High Return Equity:
             Appreciation (Depreciation), end of period                                  $            5             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $            5             --
                                                                                           =============  =============

           Kemper Small Cap Growth:
             Appreciation (Depreciation), end of period                                  $        3,989             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        3,989             --
                                                                                           =============  =============

           Kemper Small Cap Value:
             Appreciation (Depreciation), end of period                                  $      (13,980)            --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $      (13,980)            --
                                                                                           =============  =============

           Kemper Government Securities:
             Appreciation (Depreciation), end of period                                  $          206             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $          206             --
                                                                                           =============  =============

           MFS Bond:
             Appreciation (Depreciation), end of period                                  $            5             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $            5             --
                                                                                           =============  =============



                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Unrealized appreciation (depreciation), continued:
           MFS Research:
             Appreciation (Depreciation), end of period                                  $       24,572             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       24,572             --
                                                                                           =============  =============

           MFS Growth with Income:
             Appreciation (Depreciation), end of period                                  $       54,989             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       54,989             --
                                                                                           =============  =============

           MFS Emerging Growth:
             Appreciation (Depreciation), end of period                                  $       87,574             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       87,574             --
                                                                                           =============  =============

           MFS / F&C Emerging Markets Equity:
             Appreciation (Depreciation), end of period                                  $       (7,685)            --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       (7,685)            --
                                                                                           =============  =============

           MFS High Income:
             Appreciation (Depreciation), end of period                                  $       (2,625)            --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       (2,625)            --
                                                                                           =============  =============

           MFS World Governments:
             Appreciation (Depreciation), end of period                                  $          189             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $          189             --
                                                                                           =============  =============

           Oppenheimer Growth:
             Appreciation (Depreciation), end of period                                  $        9,357             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        9,357             --
                                                                                           =============  =============



                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Unrealized appreciation (depreciation), continued:
           Oppenheimer Growth & Income:
             Appreciation (Depreciation), end of period                                  $         (771)            --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $         (771)            --
                                                                                           =============  =============

           Oppenheimer High Income:
             Appreciation (Depreciation), end of period                                  $       (2,071)            --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       (2,071)            --
                                                                                           =============  =============

           Oppenheimer Bond:
             Appreciation (Depreciation), end of period                                  $       12,503             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       12,503             --
                                                                                           =============  =============

           Oppenheimer Strategic Bond:
             Appreciation (Depreciation), end of period                                  $         (129)            --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $         (129)            --
                                                                                           =============  =============

           Putnam Growth and Income:
             Appreciation (Depreciation), end of period                                  $       44,649             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       44,649             --
                                                                                           =============  =============

           Putnam New Value:
             Appreciation (Depreciation), end of period                                  $          860             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $          860             --
                                                                                           =============  =============

           Putnam Vista:
             Appreciation (Depreciation), end of period                                  $        7,815             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        7,815             --
                                                                                           =============  =============



                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Unrealized appreciation (depreciation), continued:
           Putnam International Growth:
             Appreciation (Depreciation), end of period                                  $       (2,297)            --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $       (2,297)            --
                                                                                           =============  =============

           Putnam International New Opportunities:
             Appreciation (Depreciation), end of period                                  $          299             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $          299             --
                                                                                           =============  =============

           Templeton International:
             Appreciation (Depreciation), end of period                                  $        4,711             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        4,711             --
                                                                                           =============  =============

           Templeton Developing Markets:
             Appreciation (Depreciation), end of period                                  $        3,570             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        3,570             --
                                                                                           =============  =============

           Templeton Mutual Shares Investments:
             Appreciation (Depreciation), end of period                                  $          263             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $          263             --
                                                                                           =============  =============

           Fidelity Growth:
             Appreciation (Depreciation), end of period                                  $        1,118             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        1,118             --
                                                                                           =============  =============

           Fidelity Contrafund:
             Appreciation (Depreciation), end of period                                  $           99             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $           99             --
                                                                                           =============  =============



                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                               1998           1997
                                                                                           -------------  -------------

         Unrealized appreciation (depreciation), continued:
           Fidelity Growth Opportunities:
             Appreciation (Depreciation), end of period                                  $           19             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $           19             --
                                                                                           =============  =============

           Fidelity Growth & Income:
             Appreciation (Depreciation), end of period                                  $        3,784             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $        3,784             --
                                                                                           =============  =============

           Fidelity Equity-Income:
             Appreciation (Depreciation), end of period                                  $          635             --
             Appreciation (Depreciation), beginning of period                                        --             --
                                                                                           -------------  -------------

                  Unrealized appreciation (depreciation)                                 $          635             --
                                                                                           =============  =============

COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997




   (8)   UNIT TRANSACTIONS

The change in the number of accumulation units is as follows:
                                                                                                       TRUST
                                                ----------------------------------------------------------------------
                                                                                             VKAC
                                                 QUALITY         MONEY        STOCK         GROWTH AND      BOND
                                                  INCOME        MARKET        INDEX         INCOME        DEBENTURE
                                                -----------   ------------  ----------  ---------------  -------------
Unit balance at December 31, 1996                   19,237         27,094      50,426        40,350           39,545
  Contract units purchased                             339        449,124         927         8,266           82,546
  Contract units transferred, net                   27,138       (440,275)     19,361        32,087          231,381
  Contract units redeemed                           (2,985)        (5,992)     (1,112)         (623)          (6,072)
                                                -----------   ------------  ----------  ---------------  -------------

Unit balance at December 31, 1997                   43,729         29,951      69,602        80,080          347,400
  Contract units purchased                              --             --          --            48           83,877
  Contract units transferred, net                      763         (8,882)      5,039         9,020          280,852
  Contract units redeemed                             (507)          (306)     (1,474)       (2,306)         (30,453)
                                                -----------   ------------  ----------  ---------------  -------------

Unit balance at December 31, 1998                   43,985         20,763      73,167        86,842          681,676
                                                ===========   ============  ==========  ===============  =============

COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997


   (8)   UNIT TRANSACTIONS

The change in the number of accumulation units is as follows:
                                                                            TRUST
                                          -----------------------------------------------------------------------------

                                               DEVELOPING     LARGE CAP      MID-CAP       QUALITY       SMALL CAP
                                                GROWTH        RESEARCH        VALUE          BOND          STOCK
                                            -----------------------------   -----------  -------------  -------------
Unit balance at December 31, 1996                     --             --             --         64,534        113,118
  Contract units purchased                         1,385             --          3,163         26,745         81,088
  Contract units transferred, net                  4,654             --          5,347        146,007        302,653
  Contract units redeemed                             --             --             --         (2,643)        (9,279)
                                            -----------------------------   -----------  -------------  -------------

Unit balance at December 31, 1997                  6,039             --          8,510        234,643        487,580
  Contract units purchased                        31,649         21,971         56,591         71,796         55,831
  Contract units transferred, net                 33,339         27,982         20,523        212,881        162,174
  Contract units redeemed                           (101)           (59)          (167)       (18,275)       (41,660)
                                            -----------------------------   -----------  -------------  -------------

Unit balance at December 31, 1998                 70,926         49,894         85,457        501,045        663,925
                                            =============================   ===========  =============  =============

COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997


   (8)   UNIT TRANSACTIONS

The change in the number of accumulation units is as follows:
                                                                                                  LORD ABBETT         GACC
                                           ---------------------------------------------------   ---------------  -------------
                                                                                                    GROWTH
                                               LARGE CAP         SELECT        INTERNATIONAL          AND            MONEY
                                                 STOCK           EQUITY           EQUITY            INCOME           MARKET
                                           -----------------  --------------  ----------------   ---------------  -------------
Unit balance at December 31, 1996                   126,231         185,509          124,032           375,304              --
  Contract units purchased                          131,724         133,310          100,609            66,936          16,814
  Contract units transferred, net                   436,729         392,067          337,714           366,957          (2,723)
  Contract units redeemed                            (8,007)        (10,336)          (8,250)          (17,887)             --
                                           -----------------  --------------  ----------------   ---------------  -------------

Unit balance at December 31, 1997                   686,677         700,550          554,105           791,310          14,091
  Contract units purchased                           86,312          93,645           39,068            70,041         175,697
  Contract units transferred, net                   401,442         309,696          218,017           266,026         (33,948)
  Contract units redeemed                           (42,041)        (51,094)         (31,815)          (46,611)        (26,271)
                                           -----------------  --------------  ----------------   ---------------  -------------

Unit balance at December 31, 1998                 1,132,390       1,052,797          779,375         1,080,766         129,569
                                           =================  ==============  ================   ===============  =============

COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997


                                                           RUSSELL                                      AIM
                                       -----------------------------------------------  -------------------------------------

                                        MULTI-STYLE    AGGRESSIVE              CORE                 CAPITAL        INTERNATIONAL
                                         EQUITY        EQUITY      NON-US      BOND      VALUE      APPRECIATION   EQUITY
                                       ------------ ------------  ---------  ---------  --------  ---------------  ------------
Unit balance at December 31, 1996             --           --           --         --        --          --             --
  Contract units purchased                    --           --           --         --        --          --             --
  Contract units transferred, net             --           --           --         --        --          --             --
  Contract units redeemed                     --           --           --         --        --          --             --
                                       ------------ ------------  ---------  ---------  --------  ---------------  ------------

Unit balance at December 31, 1997             --           --           --         --        --          --             --
  Contract units purchased                45,702        7,795       16,824     54,877     2,811       5,456         15,482
  Contract units transferred, net          2,780          887        1,475      6,720        44         104            (97)
  Contract units redeemed                    (94)         (31)         (40)       (99)       --          --           (128)
                                       ------------ ------------  ---------  ---------  --------  ---------------  ------------

Unit balance at December 31, 1998         48,388        8,651       18,259     61,498     2,855       5,560         15,257
                                       ============ ============  =========  =========  ========  ===============  ============

COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997


                                                 ALLIANCE               LIBERTY                           GOLDMAN SACHS
                                       -----------------------------    ---------   -------------------------------------------
                                                                                     GROWTH
                                         PREMIER         REAL ESTATE    NEWPORT        AND         INTERNATIONAL       GLOBAL
                                         GROWTH          INVESTMENT     TIGER        INCOME          EQUITY            INCOME
                                       ------------   --------------    ---------   -----------   ----------------   ----------
Unit balance at December 31, 1996               --             --             --            --              --              --
  Contract units purchased                      --             --             --            --              --              --
  Contract units transferred, net               --             --             --            --              --              --
  Contract units redeemed                       --             --             --            --              --              --
                                       ------------   --------------    ---------   -----------   ----------------   ----------

Unit balance at December 31, 1997               --             --             --            --              --              --
  Contract units purchased                  61,989         20,016          2,387        11,978          13,558           2,992
  Contract units transferred, net            1,056          2,144             --         1,129           2,301              --
  Contract units redeemed                     (176)           (83)            --            --              --              --
                                       ------------   --------------    ---------   -----------   ----------------   ----------

Unit balance at December 31, 1998           62,869         22,077          2,387        13,107          15,859           2,992
                                       ============   ==============    =========   ===========   ================   ==========

COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997


                                                             KEMPER
                                                ---------------------------------

                                                   DREMAN HIGH       SMALL CAP
                                                  RETURN EQUITY       GROWTH
                                                -----------------   -------------
Unit balance at December 31, 1996                        --                 --
  Contract units purchased                               --                 --
  Contract units transferred, net                        --                 --
  Contract units redeemed                                --                 --
                                                -----------------   -------------

Unit balance at December 31, 1997                        --                 --
  Contract units purchased                               --              3,287
  Contract units transferred, net                        --                542
  Contract units redeemed                                --                 --
                                                -----------------   -------------

Unit balance at December 31, 1998                        --              3,829
                                                =================   =============

COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997


                                                   KEMPER                                  MFS
                                         ----------------------------   ----------------------------------------------------
                                                                                                GROWTH
                                          SMALL CAP       GOVERNMENT                             WITH        EMERGING
                                           VALUE         SECURITIES     BOND     RESEARCH       INCOME        GROWTH
                                         ----------   ---------------   ------  -----------   ------------------------------
Unit balance at December 31, 1996               --             --          --           --            --            --
  Contract units purchased                      --             --          --           --            --            --
  Contract units transferred, net               --             --          --           --            --            --
  Contract units redeemed                       --             --          --           --            --            --
                                         ----------   ---------------   ------  -----------   ------------------------------

Unit balance at December 31, 1997               --             --          --           --            --            --
  Contract units purchased                  18,879          2,180          --       22,166        60,871        45,740
  Contract units transferred, net           (2,152)           329          --        3,870         4,170         2,112
  Contract units redeemed                      (86)            --          --          (42)         (250)         (142)
                                         ----------   ---------------   ------  -----------   ------------------------------

Unit balance at December 31, 1998           16,641          2,509          --       25,994        64,791        47,710
                                         ==========   ===============   ======  ===========   ==============================

COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997


                                                            MFS                                       OPPENHEIMER
                                       -----------------------------------------------------  ------------------------------------
                                           F&C EMERGING                                                    GROWTH
                                            MARKETS             HIGH            WORLD                        AND          HIGH
                                             EQUITY            INCOME           GOVERNMENTS    GROWTH       INCOME       INCOME
                                       --------------------  -----------  ------------------  ----------  -----------  -----------
Unit balance at December 31, 1996                  --                --             --               --           --           --
  Contract units purchased                         --                --             --               --           --           --
  Contract units transferred, net                  --                --             --               --           --           --
  Contract units redeemed                          --                --             --               --           --           --
                                       --------------------  -----------  ------------------  ----------  -----------  -----------

Unit balance at December 31, 1997                  --                --             --               --           --           --
  Contract units purchased                      8,277            12,308            316            4,131       13,701        9,108
  Contract units transferred, net              (3,990)              826             59              938        1,202        1,436
  Contract units redeemed                         (53)              (54)            --              (42)         (21)         (11)
                                       --------------------  -----------  ------------------------------  -----------  -----------

Unit balance at December 31, 1998               4,234            13,080            375            5,027       14,882       10,533
                                       ====================  ===========  ==================  ==========  ===========  ===========

COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997


                                                              OPPENHEIMER                   PUTNAM
                                                          ------------------------  -----------------------
                                                                                      GROWTH
                                                                       STRATEGIC       AND          NEW
                                                             BOND        BOND         INCOME       VALUE
                                                          -----------  -----------  -----------  ----------
Unit balance at December 31, 1996                                 --          --            --          --
  Contract units purchased                                        --          --            --          --
  Contract units transferred, net                                 --          --            --          --
  Contract units redeemed                                         --          --            --          --
                                                          -----------  -----------  -----------  ----------

Unit balance at December 31, 1997                                 --          --            --          --
  Contract units purchased                                    39,444       2,196        72,178         487
  Contract units transferred, net                              7,160         478         8,219       1,705
  Contract units redeemed                                       (227)         --          (283)         --
                                                          -----------  -----------  -----------  ----------

Unit balance at December 31, 1998                             46,377       2,674        80,114       2,192
                                                          ===========  ===========  ===========  ==========

COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997


                                                              PUTNAM                             TEMPLETON
                                        -----------------------------    ---------------------------------------------------------
                                                                               INTERNATIONAL
                                                         INTERNATIONAL          NEW                                 DEVELOPING
                                          VISTA           GROWTH               OPPORTUNITIES     INTERNATIONAL      MARKETS
                                        ----------   ----------------    ----------------------------------------------------------
Unit balance at December 31, 1996              --               --                  --                --                  --
  Contract units purchased                     --               --                  --                --                  --
  Contract units transferred, net              --               --                  --                --                  --
  Contract units redeemed                      --               --                  --                --                  --
                                        ----------   ----------------    -----------------------------------     ----------------

Unit balance at December 31, 1997              --               --                  --                --                  --
  Contract units purchased                  4,298           56,707               4,416             6,502               3,871
  Contract units transferred, net           2,501              107                 367               126               3,162
  Contract units redeemed                      --             (248)                 --               (15)                 --
                                        ----------   ----------------    -----------------------------------     ----------------

Unit balance at December 31, 1998           6,799           56,566               4,783             6,613               7,033
                                        ==========   ================    ===================================     ================

COVA VARIABLE ANNUITY ACCOUNT FIVE

Notes to Financial Statements

December 31, 1998 and 1997


                                       TEMPLETON                                          FIDELITY
                                      --------------  --------------------------------------------------------------------
                                       MUTUAL
                                        SHARES                                    GROWTH           GROWTH &      EQUITY-
                                      INVESTMENTS      GROWTH    CONTRAFUND    OPPORTUNITIES       INCOME        INCOME
                                      --------------  --------   -----------  ----------------    ---------     ----------
Unit balance at December 31, 1996            --            --        --                --              --             --
  Contract units purchased                   --            --        --                --              --             --
  Contract units transferred, net            --            --        --                --              --             --
  Contract units redeemed                    --            --        --                --              --             --
                                      --------------  --------   -----------  -----------------   ---------     ----------

Unit balance at December 31, 1997            --            --        --                --              --             --
  Contract units purchased                  863            89        68                --             325            296
  Contract units transferred, net            69           406        --               104           1,747            466
  Contract units redeemed                    --            --        --                --              --             --
                                      --------------  --------   -----------  -----------------   ---------     ----------

Unit balance at December 31, 1998           932           495        68               104           2,072            762
                                      ==============  ========   ===========  =================   =========     ==========



COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Balance Sheets

(In thousands)


                                                                              SEPTEMBER 30,
                                                                                  1999               DECEMBER 31,
ASSETS                                                                         (UNAUDITED)               1998
                                                                              -----------------------------------
Investments:
  Debt securities available for sale at fair value
  (cost of $102,616 in 1999 and $99,228 in 1998)                                 $98,944               $100,658
 Mortgage loans, net of allowance for potential loan loss                          5,472                  5,245
 Policy loans                                                                      1,078                  1,223
                                                                                   -----                  -----

Total investments                                                                105,494                107,126
                                                                                 -------                -------

Cash and cash equivalents - interest bearing                                       2,483                  5,789
Cash - non-interest bearing                                                        1,322                  1,200
Accrued investment income                                                          1,686                  1,641
Deferred policy acquisition costs                                                 13,829                  9,142
Present value of future profits                                                    1,022                    854
Goodwill                                                                           1,730                  1,813
Deferred tax benefits, net                                                         1,072                    585
Receivable from OakRe                                                             22,652                 35,312
Other assets                                                                         218                    516
Separate account assets                                                          159,780                127,873
                                                                                 -------                -------

Total assets                                                                    $311,288               $291,851
                                                                                ========               ========


See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Balance Sheets, Continued

(In thousands)

                                                                          SEPTEMBER 30,
                                                                              1999                 DECEMBER 31,
LIABILITIES AND SHAREHOLDER'S EQUITY                                       (UNAUDITED)                 1998
                                                                         ----------------------------------------

Policyholder deposits                                                        $121,112                $135,106
Future policy benefits                                                          6,766                   6,191
Payable on purchase of securities                                               1,107                      27
Accounts payable and other liabilities                                          1,795                   1,653
Federal and state income taxes payable                                              -                     172
Future purchase price payable to OakRe                                            275                     342
Guaranty fund assessments                                                       1,000                   1,000
Separate account liabilities                                                  159,777                 127,871
                                                                              -------                 -------

Total liabilities                                                             291,832                 272,362
                                                                              -------                 -------

Shareholder's equity:
  Common stock                                                                  2,800                   2,800
  Additional paid-in capital                                                   15,523                  14,523
  Retained earnings                                                             1,987                   1,833
  Accumulated other comprehensive income (loss), net of tax                      (854)                    333
                                                                                -----                     ---

Total shareholder's equity                                                     19,456                  19,489
                                                                               ------                  ------

Total liabilities and shareholder's equity                                   $311,288                $291,851
                                                                             ========                ========



See accompanying notes to unaudited financial statements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Income (Unaudited)

(In thousands)


                                                                        NINE MONTHS ENDED           THREE MONTHS ENDED
                                                                          SEPTEMBER 30,                SEPTEMBER 30,
                                                                        1999          1998          1999           1998
                                                                      --------------------         ----------------------
Revenues:
Premiums                                                                $861          $937          $ (587)          $345
Net investment income                                                  5,809         5,612           1,954          1,875
Net realized investment gains (losses)                                  (252)           90            (248)           119
Separate account fees                                                  1,584           983             580            371
Other income                                                             315            38             155              9
                                                                         ---            --             ---              -

Total revenues                                                         8,317         7,660           1,854          2,719
                                                                       -----         -----           -----          -----

Benefits and expenses:
Interest on policyholder deposits                                      4,642         3,990           1,689          1,293
Current and future policy benefits                                     1,216         1,182            (478)           436
Operating and other expenses                                           1,616         1,233             852            356
Amortization of purchased intangible assets                              138           132              47             44
Amortization of deferred acquisition costs                               605           398             209            144
                                                                         ---           ---             ---            ---

Total benefits and expenses                                            8,217         6,935           2,319          2,273
                                                                       -----         -----           -----          -----

Income before income taxes                                               100           725            (465)           446
                                                                         ---           ---           -----            ---
Income tax expense(benefit):
Current                                                                 (206)          391            (411)           401
Deferred                                                                 152          (263)            177           (393)
                                                                         ---         -----             ---          -----

Total income tax expense (benefit)                                       (54)          128            (234)             8
                                                                        ----           ---           -----              -

Net income (loss)                                                       $154          $597          $ (231)          $438
                                                                        ====          ====          ======           ====



See accompanying notes to unaudited financial statements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Shareholder's Equity (Unaudited)

(In thousands)

                                                                            FOR THE PERIODS ENDED

                                                                          9/30/99           12/31/98
                                                                         ---------------------------
Common stock, at beginning and end of period                               $2,800             $2,800
                                                                           ------             ------

Additional paid-in capital:
Balance at beginning of period                                             14,523             13,523
Capital contribution                                                        1,000              1,000
                                                                            -----              -----
Balance at end of period                                                   15,523             14,523
                                                                           ------             ------

Retained earnings:
Balance at beginning of period                                              1,833              1,023
Net income                                                                    154                810
                                                                              ---                ---
Balance at end of period                                                    1,987              1,833
                                                                            -----              -----

Accumulated other comprehensive income:
Balance at beginning of period                                                333                145
Change in unrealized appreciation (depreciation) of
  debt securities                                                          (5,102)               794

Change in deferred acquisition costs attributable to
  unrealized appreciation(depreciation)                                     3,068               (513)

Change in present value of future profits attributable to
  unrealized depreciation                                                     208                  8
Change in deferred federal income taxes impact                                639               (101)
                                                                              ---              -----

Balance at end of period                                                     (854)               333
                                                                            -----                ---

Total shareholder's equity                                                $19,456            $19,489
                                                                          =======            =======

Total comprehensive income:
  Net income                                                                 $154               $810
  Other comprehensive income (change in unrealized
     appreciation (depreciation) on debt securities)                       (1,187)               188
                                                                          -------                ---
  Total comprehensive income(loss)                                        $(1,033)              $998
                                                                         ========               ====


  See accompanying notes to unaudited financial statements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows (Unaudited)

Nine months ended September 30, 1999 and 1998
(In thousands)
                                                                                     NINE MONTHS ENDED
                                                                                       SEPTEMBER 30,
                                                                                  1999               1998
                                                                              -----------------------------
Reconciliation of net income to net cash provided by
  operating activities:
  Net income                                                                      $154                $597
  Adjustments to reconcile to net cash provided by
    operating activities:
  Increase in future policy benefits                                               575                 589
  Increase (decrease) in payables and accrued
     liabilities                                                                   142                (156)
  Decrease(increase) in accrued investment income                                  (45)                346
  Amortization of intangible assets                                                743                 743
  Recapture commission paid to OakRe                                               (67)               (195)
  Net realized investment losses                                                   252                 (90)
  Interest accumulated on policyholder deposits                                  4,642               3,990
  Increase (decrease) in current and deferred
    income taxes                                                                  (659)                414
  Commissions and expenses deferred                                             (2,224)             (2,375)
  Other                                                                          1,418                 (88)
                                                                                 -----                ----

Net cash provided by operating activities                                        4,931               3,775
                                                                                 -----               -----

Cash flows from investing activities:
  Cash used in the purchase of investment securities                           (28,351)            (31,999)
  Proceeds from investment securities sold and
      matured                                                                   25,949              35,253
  Other                                                                            (96)                (90)
                                                                                  ----                ----

Net cash provided by (used in) investing activities                             (2,498)              3,164
                                                                               -------               -----

See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows, (Unaudited) (Continued)

Nine months ended September 30, 1999 and 1998
(In thousands)
                                                                               NINE MONTHS ENDED
                                                                                 SEPTEMBER 30,
                                                                          1999                    1998
                                                                     -----------------------------------
Cash flows from financing activities:
  Policyholder deposits                                                 $45,315                  $50,547
  Transfers from OakRe                                                   14,919                   27,900
  Transfer to separate accounts                                         (31,204)                 (48,586)
  Return of policyholder deposits                                       (35,647)                 (27,138)
  Capital contribution received                                           1,000                        -
                                                                          -----                   ------
Net cash provided (used) by financing activities                         (5,617)                   2,723
                                                                        -------                    -----

Increase (Decrease) in cash and cash  equivalents                        (3,184)                   9,662
                                                                        -------                    -----
Cash and cash equivalents - beginning of period                           6,989                    2,148
                                                                          -----                    -----

Cash and cash equivalents - end of period                                $3,805                  $11,810
                                                                         ======                  =======


See accompanying notes to unaudited financial statements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Interim Financial Statements - (Unaudited)

September 30, 1999 and 1998

(1)  BASIS OF PRESENTATION

The interim consolidated financial statements for Cova Financial Life Insurance Company (the Company) have been prepared on the basis of generally accepted accounting principles and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation or results for such periods. The results of operations and cash flows for any interim period are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the financial statements as of December 31, 1998 and December 31, 1997, and for each of the years in the three-year period ended December 31, 1998 and related notes thereto, presented elsewhere herein. Interim financial data presented herein are unaudited.


(2)  INVESTMENTS

The Company's investments in debt securities are considered available for sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as other comprehensive income. The carrying value and amortized cost of investments at September 30, 1999 were as follows:


                                                                       SEPTEMBER 30, 1999
                                                               GROSS        GROSS      ESTIMATED
                                             AMORTIZED      UNREALIZED    UNREALIZED      FAIR         CARRYING
                                                COST           GAINS        LOSSES       VALUE           VALUE
                                             -------------------------------------------------------------------
                                                                        (in thousands )
Debt Securities:
  Government agency obligations                 $1,901           $41           $ -        $1,942        $1,942
  Corporate securities                          77,186           116        (3,253)       74,049        74,049
  Mortgage-backed securities                     8,832            17          (116)        8,733         8,733
  Asset-backed securities                       14,697            43          (520)       14,220        14,220
                                                ------            --         -----        ------        ------

Total debt securities                          102,616           217        (3,889)       98,944        98,944

Mortgage loans(net)                              5,472            93             -         5,565         5,472
Policy loans                                     1,078             -             -         1,078         1,078
                                                 -----          -----          ---         -----         -----

Total investments                             $109,166          $310       ($3,889)     $105,587      $105,494
                                              ========          ====       ========     ========      ========


Company's beneficial interest
  in separate accounts                              $3           --            --             $3            $3
                                                    ==           ==            ==             ==            ==


As of September 30, 1999, the Company had one nonincome producing debt security totaling $307,731. The Company's valuation allowance for potential losses on mortgage loans is $30,000 at September 30, 1999

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Interim Financial Statements - (Unaudited)

The amortized cost and estimated fair value of debt securities at September
30, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.


                                                             September 30, 1999
                                                     ------------------------------------
                                                                                Estimated
                                                      Amortized                   Fair
                                                        Cost                      Value
                                                     ------------------------------------
                                                                 (in thousands )
Less than one year                                      $2,644                    $2,650

Due after one years through five years                  33,799                    33,123

Due after five years through ten years                  39,372                    37,195

Due after ten years                                     17,969                    17,243

Mortgage-backed securities                               8,832                     8,733
                                                         -----                     -----

Total                                                 $102,616                   $98,944
                                                      ========                   =======


At September 30, 1999, approximately 96.2% of the Company's debt securities are investment grade or are non-rated but considered to be of investment grade. Of the 3.8% non-investment grade debt securities, 3.5% are rated as BB, and 0.3% are rated as C.and treated as impaired.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Interim Financial Statements - (Unaudited)

The components of net investment income, net realized capital gains (losses) and unrealized appreciation (depreciation) were as follows:


                                                           NINE MONTHS ENDED                     THREE MONTHS ENDED
                                                             SEPTEMBER 30,                          SEPTEMBER 30,
                                                           1999            1998                1999              1998
                                                       -------------------------            --------------------------
                                                                               (in thousands )
Income on debt securities                                 $5,376          $5,232              $1,811           $1,717

Income on short-term investments                             161             185                  65               75
                                                                                                  87
Income on mortgage loans                                     303             213                                   89

Income on policy loans                                        63              67                  21               24

Miscellaneous interest                                         1               3                   -                1
                                                            ----            ----                ----             ----


Total investment income                                    5,904           5,700               1,984            1,906

Investment expenses                                          (95)            (88)                (30)             (31)
                                                            ----            ----                ----             ----

Net investment income                                     $5,809          $5,612              $1,954           $1,875
                                                          ======          ======              ======           ======

Net realized capital gains (losses)
  debt securities -                                       $ (252)            $90              $ (248)            $119
                                                          ======             ===              ======             ====




                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                                  1999                   1998
                                                             ----------------------------------
                                                                        (in thousands)

Unrealized appreciation (depreciation) are as follows:
  Debt securities                                               $ (5,102)                 $274

  Effects on deferred acquisition costs
    amortization                                                   3,068                   (59)

  Effects on present value of future
    profits amortization                                             208                  (119)
                                                                     ---                 -----

  Unrealized appreciation (depreciation)
    before income taxes                                           (1,826)                   96

  Unrealized income tax benefit/(expense)                            639                   (35)
                                                                     ---                  ----



  Net change in comprehensive income (loss)                     $ (1,187)                  $61
                                                                ========                   ===


COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Interim Financial Statements - (Unaudited)


(3)  SECURITIES GREATER THAN 10% OF SHAREHOLDER'S EQUITY

As of September 30, 1999, the Company had one individual security which exceeded 10% of shareholder's equity:

Colonial Realty 7.5%, 07/15/2001 $1,998,038

(4)      STATUTORY SURPLUS

As of September 30, 1999, the Company's statutory capital and surplus was $10,279,197. The Company's statutory net losses for the periods ended September 30, 1999 and 1998 were $916,503 and $1,096,969, respectively.

(5)      RELATED-PARTY TRANSACTIONS

The Company has entered into management, operations, and servicing agreements with its affiliated companies. The affiliated companies are Cova Life Management Company, which provides management services and the employees necessary to conduct the activities of the Company; and Conning Asset Management, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Company's ultimate parent, General American Life Insurance Company Cova Life Administrative Service Company, which provides various services for the Company including underwriting, claims, and administrative functions. Expenses and fees paid to affiliated companies as of September 30, 1999 and 1998 were $1,312,500 and $1,279,626, respectively.

(6)      REINSURANCE

Effective in July 1999, the Company entered into a modified coinsurance agreement with Metropolitan Life Insurance Company (MetLife). Under the agreement, the company will cede the general account's new business and recapture business from OakRe to MetLife. There was no transfer of assets between the Company and MetLife from this agreement. In substance, the agreement represents a guarantee by MetLife of new business and recapture business by the Company during the period.


(7)      SUBSEQUENT EVENT

On August 26, 1999, the Company's ultimate parent, General American Life Insurance Company (GALIC), entered into a definitive agreement, whereby MetLife will acquire GALIC's parent company GenAmerica Corporation for $1.2 billion in cash. The purchase was approved by the Missouri Director of Insurance on November 10, 1999. The purchase was completed on January 6, 2000.

On November 18, 1999, CLMC purchased the remaining 51% interest in CLASC from another affiliate, Navisys Incorporated, for $1,184,414.

(8)      OTHER

Certain 1998 amounts have been reclassified to conform to the 1999 presentation.






                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                              Financial Statements

                        December 31, 1998, 1997, and 1996

                   (With Independent Auditors' Report Thereon)


                          INDEPENDENT AUDITORS' REPORT



     The Board of Directors and Shareholder
     Cova Financial Life Insurance Company:


     We have audited the accompanying balance sheets of Cova Financial Life Insurance Company (a wholly owned subsidiary of Cova Financial Services Life Insurance Company) (the Company) as of December 31, 1998 and 1997, and the related statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cova Financial Life Insurance Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


     March 4, 1999


                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                                 Balance Sheets

                           December 31, 1998 and 1997




                                        ASSETS                          1998         1997
                                                                     -----------  -----------
                                                                         (in thousands)
Investments:
    Debt securities available-for-sale, at fair value
      (cost of $99,228 in 1998 and $96,884 in 1997)                $    100,658       97,520
    Mortgage loans, net of allowance for potential loan
      loss of $10 in 1998 and $-0- in 1997                                5,245        1,786
    Policy loans                                                          1,223        1,083
                                                                     -----------  -----------

             Total investments                                          107,126      100,389


Cash and cash equivalents - interest-bearing                              5,789          756
Cash - noninterest-bearing                                                1,200        1,392
Accrued investment income                                                 1,641        1,826
Deferred policy acquisition costs                                         9,142        6,774
Present value of future profits                                             854          900
Goodwill                                                                  1,813        1,923
Deferred tax asset, net                                                     585        1,042
Receivable from OakRe                                                    35,312       68,533
Reinsurance receivables                                                     118          114
Other assets                                                                398           14
Separate account assets                                                 127,873       69,318
                                                                     -----------  -----------

             Total assets                                          $    291,851      252,981
                                                                     ===========  ===========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                            Balance Sheets, Continued

                           December 31, 1998 and 1997




                         LIABILITIES AND SHAREHOLDER'S EQUITY              1998          1997
                                                                        -----------   -----------
                                                                             (in thousands)
Policyholder deposits                                                 $    135,106       157,566
Future policy benefits                                                       6,191         5,381
Payable on purchase of securities                                               27            92
Accounts payable and other liabilities                                       1,653         1,462
Federal and state income taxes payable                                         172           106
Future purchase price payable to OakRe                                         342           565
Guaranty fund assessments                                                    1,000         1,000
Separate account liabilities                                               127,871        69,318
                                                                        -----------   -----------

             Total liabilities                                             272,362       235,490
                                                                        -----------   -----------

Shareholder's equity:
    Common stock, $233.34 par value.  (Authorized
      30,000 shares; issued and outstanding
      12,000 shares in 1998 and 1997)                                        2,800         2,800
    Additional paid-in capital                                              14,523        13,523
    Retained earnings                                                        1,833         1,023
    Accumulated other comprehensive income,
      net of tax                                                               333           145
                                                                        -----------   -----------

             Total shareholder's equity                                     19,489        17,491
                                                                        -----------   -----------

             Total liabilities and shareholder's equity               $    291,851       252,981
                                                                        ===========   ===========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                              Statements of Income

                  Years ended December 31, 1998, 1997, and 1996




                                                               1998         1997        1996
                                                             ----------   ----------  ----------
                                                                       (in thousands)
Revenues:
    Premiums                                               $     1,308        1,191         488
    Net investment income                                        7,516        6,761       4,176
    Net realized gains (losses) on sales of
      investments                                                  178          158         (28)
    Separate account fees                                        1,392          599         134
    Other income                                                    66           45          35
                                                             ----------   ----------  ----------

             Total revenues                                     10,460        8,754       4,805
                                                             ----------   ----------  ----------

Benefits and expenses:
    Interest on policyholder deposits                            5,486        4,837       2,563
    Current and future policy benefits                           1,549        1,481         722
    Operating and other expenses                                 1,614        1,203         570
    Amortization of purchased intangible
      assets                                                       194          165          66
    Amortization of deferred policy
      acquisition costs                                            530          320         187
                                                             ----------   ----------  ----------

             Total benefits and expenses                         9,373        8,006       4,108
                                                             ----------   ----------  ----------

             Income before income taxes                          1,087          748         697
                                                             ----------   ----------  ----------

Income tax expense (benefit):
    Current                                                        (80)         310         351
    Deferred                                                       357           (5)        (66)
                                                             ----------   ----------  ----------

             Total income tax expense                              277          305         285
                                                             ----------   ----------  ----------

             Net income                                    $       810          443         412
                                                             ==========   ==========  ==========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                       Statements of Shareholder's Equity

                  Years ended December 31, 1998, 1997, and 1996




                                                                                1998        1997        1996
                                                                              ----------  ----------  ----------
                                                                                       (in thousands)
Common stock, at beginning
    and end of period                                                       $     2,800       2,800       2,800
                                                                              ----------  ----------  ----------

Additional paid-in capital:
    Balance at beginning of period                                               13,523      13,523      13,523
    Capital contribution                                                          1,000          --          --
                                                                              ----------  ----------  ----------

Balance at end of period                                                         14,523      13,523      13,523
                                                                              ----------  ----------  ----------

Retained earnings:
    Balance at beginning of period                                                1,023         580         168
    Net income                                                                      810         443         412
                                                                              ----------  ----------  ----------

Balance at end of period                                                          1,833       1,023         580
                                                                              ----------  ----------  ----------

Accumulated other comprehensive income:
    Balance at beginning of period                                                  145           1         192
    Change in unrealized appreciation (depreciation)
      of debt and equity securities                                                 794         630        (840)
    Deferred federal income tax impact                                             (101)        (77)        103
    Change in deferred policy acquisition costs
      attributable to unrealized appreciation                                      (513)       (144)        (69)
    Change in present value of future profits
      attributable to unrealized depreciation (appreciation)                          8        (265)        615
                                                                              ----------  ----------  ----------

Balance at end of period                                                            333         145           1
                                                                              ----------  ----------  ----------

             Total shareholder's equity                                     $    19,489      17,491      16,904
                                                                              ==========  ==========  ==========

Total comprehensive income:
    Net income                                                              $       810         443         412
    Other comprehensive income (change in net unrealized
      appreciation (depreciation) of debt and equity securities)                    188         144        (191)
                                                                              ----------  ----------  ----------

             Total comprehensive income                                     $       998         587         221
                                                                              ==========  ==========  ==========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                            Statements of Cash Flows

                  Years ended December 31, 1998, 1997 and 1996


                                                                                      1998          1997          1996
                                                                                   ------------  ------------  -----------
                                                                                               (in thousands)
Reconciliation of net income to net cash provided by (used in) operating activities:
      Net income                                                                 $         810           443          412
      Adjustments to reconcile net
        income (loss) to net cash provided by
        (used in) operating activities:
           Increase in future policy benefits                                              810           820          192
           Increase in payables and
             accrued liabilities                                                           191            82           95
           Decrease (increase) in accrued
             investment income                                                             185          (704)        (556)
           Amortization of intangible assets and
             deferred policy acquisition costs                                             724           485          253
           Amortization and accretion of
             securities, premiums, and discounts                                           (87)          (10)          73
           Net realized (gain) loss on sale of investments                                (178)         (158)          28
           Interest on policyholder deposits                                             5,486         4,837        2,563
           Increase (decrease) in current and
             deferred federal income taxes                                                 523            91          (66)
           Recapture commissions paid to OakRe                                            (223)         (159)        (273)
           Commissions and expenses deferred                                            (3,411)       (3,917)      (2,413)
           Due to/from affiliates                                                           --            --           44
           Other                                                                           219          (498)        (452)
                                                                                   ------------  ------------  -----------

             Net cash provided by (used in) operating activities                         5,049         1,312         (100)
                                                                                   ------------  ------------  -----------

Cash flows from investing activities:
    Cash used in the purchase of
      investment securities                                                            (56,673)      (53,534)     (42,655)
    Proceeds from investment securities
      sold and matured                                                                  50,661        25,379       10,635
    Other                                                                                 (121)          (81)         (90)
                                                                                   ------------  ------------  -----------

             Net cash used in investing activities                                      (6,133)      (28,236)     (32,110)
                                                                                   ------------  ------------  -----------

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                       Statements of Cash Flows, Continued

                  Years ended December 31, 1998, 1997, and 1996




                                                                                      1998          1997          1996
                                                                                   ------------  ------------  -----------
                                                                                               (in thousands)
Cash flows from financing activities:
    Policyholder deposits                                                        $      69,459        81,788       38,348
    Transfers from OakRe                                                                35,590        25,060       36,553
    Transfer to separate accounts                                                      (60,181)      (56,144)     (13,669)
    Return of policyholder deposits                                                    (39,943)      (28,267)     (28,521)
    Capital contributions received                                                       1,000            --           --
                                                                                   ------------  ------------  -----------

             Net cash provided by financing activities                                   5,925        22,437       32,711
                                                                                   ------------  ------------  -----------

             Increase (decrease) in cash and cash equivalents                            4,841        (4,487)         501

Cash and cash equivalents - beginning of period                                          2,148         6,635        6,134
                                                                                   ------------  ------------  -----------

Cash and cash equivalents - end of period                                        $       6,989         2,148        6,635
                                                                                   ============  ============  ===========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                          Notes to Financial Statements

                        December 31, 1998, 1997, and 1996


  (1)   NATURE OF BUSINESS AND ORGANIZATION

              NATURE OF THE BUSINESS

              Cova Financial Life Insurance Company (the Company) markets and services single premium deferred annuities, immediate annuities, variable annuities, term life, single premium variable universal life, and single premium whole life insurance policies. The Company is licensed to conduct business in the state of California. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders. Life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

              Under the deferred fixed annuity contracts, interest rates credited to policyholder deposits are guaranteed. The Company may assess surrender fees against amounts withdrawn prior to scheduled rate reset and adjust account values based on current crediting rates. Policyholders also may incur certain federal income tax penalties on withdrawals.

              Under the variable annuity contracts, policyholder deposits are allocated to various separate account sub-accounts or the general account. A sub-account is valued at the sum of market values of the securities in its underlying investment portfolio. The contract value allocated to a sub-account will fluctuate based on the performance of the sub-accounts. The contract value allocated to the general account is credited with a fixed interest rate for a specified period. The Company may assess surrender fees against amounts withdrawn prior to the end of the withdrawal charge period. Policyholders may also incur certain federal income tax penalties on withdrawals.

              Under the single premium variable life contracts, policyholder deposits are allocated to various separate account sub-accounts. The account value allocated to a sub-account will fluctuate based on the performance of the sub-accounts. The Company guarantees a minimum death benefit to be paid to the beneficiaries upon the death of the insured. The Company may assess surrender fees against amounts withdrawn prior to the end of the surrender charge period. A deferred premium tax may also be assessed against amounts withdrawn in the first ten years. Policyholders may also incur certain federal income tax penalties on withdrawals.

              Under the term life insurance policies, policyholders pay a level premium over a certain period of time to guarantee a death benefit will be paid to the beneficiaries upon the death of the insured. This policy has no cash accumulation available to the policyholder.

              Although the Company markets its products through numerous distributors, including regional brokerage firms, national brokerage firms, and banks, approximately 97%, 85%, and 81% of the Company's sales have been through two specific brokerage firms, A.
              G. Edwards & Sons, Incorporated, and Edward Jones & Company, Incorporated, in 1998, 1997, and 1996, respectively.

              ORGANIZATION

              The Company, formerly Xerox Financial Life Insurance Company (XFLIC), is a wholly owned subsidiary of Cova Financial Services Life Insurance Company (CFSLIC). On December 31, 1996, Cova Corporation, an insurance holding company wholly owned by General American Life Insurance Company (GALIC), transferred 100% of the outstanding shares of the Company to CFSLIC, an affiliated life insurer domiciled in Missouri. The transfer of direct ownership had no effect on the operations of the Company as both CFSLIC and the Company had existed under common management and control prior to the transfer.

              Cova Corporation purchased the Company from Xerox Financial Services, Inc. (XFSI), a wholly owned subsidiary of Xerox Corporation, on June 1, 1995. In conjunction with the purchase, Cova Corporation entered into a financing reinsurance transaction with OakRe Life Insurance Company (OakRe), a subsidiary of XFSI, to assume the economic benefits and risks of the existing single premium deferred annuity deposits (SPDAs) of the Company. The receivable from OakRe to the Company that was created by this transaction will be liquidated over the remaining crediting rate guaranty periods which will be substantially expired by the end of the year 2000, from the transfer of cash in the amount of the then current account value, less a recapture commission fee to OakRe on policies retained beyond their 30-day-no-fee surrender window by the Company, upon the next crediting rate reset date of each annuity policy. The Company may then reinvest that cash for those policies that are retained and thereafter assume the benefits and risks of those deposits.

              In the event that both OakRe and XFSI default on the receivable, the Company may draw funds from a standby bank irrevocable letter of credit established by XFSI in the amount of $500 million. No funds were drawn on this letter of credit during the periods ending December 31, 1998 and 1997.

              In substance, terms of the agreement have allowed the seller, XFSI, to retain substantially all of the existing financial benefits and risks of the existing business, while the purchaser, GALIC, obtained the corporate operating and product licenses, marketing, and administrative capabilities of the Company, and access to the retention of the policyholder deposit base that persists beyond the next crediting rate reset date.

  (2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              DEBT SECURITIES

              Investments in all debt securities with readily determinable fair values are classified into one of three categories: held-to-maturity, trading, or available-for-sale. Classification of investments is based on management's current intent. All debt securities and short-term investments at December 31, 1998 and 1997 were classified as available-for-sale. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income of shareholder's equity, net of deferred effects of income tax and related effects on deferred acquisition costs and present value of future profits.

              Amortization of the discount or premium from the purchase of mortgage-backed bonds is recognized using a level-yield method which considers the estimated timing and amount of prepayments of the underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments previously anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the mortgage-backed bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding charge or credit to interest income (the "retrospective method").

              Investment income is recorded when earned. Realized capital gains and losses on the sale of investments are determined on the basis of specific costs of investments and are credited or charged to income.

              A realized loss is recognized and charged against income if the Company's carrying value in a particular investment in the available-for-sale category has experienced a significant decline in market value that is deemed to be other than temporary.

              MORTGAGE LOANS AND POLICY LOANS

              Mortgage loans and policy loans are carried at their unpaid principal balances. An allowance for mortgage loan losses is established based on an evaluation of the mortgage loan portfolio, past credit loss experience, and current economic conditions.

              Reserves for loans are established when the Company determines that collection of all amounts due under the contractual terms is doubtful and are calculated in conformity with Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures.

              The Company had no impaired loans, and the valuation allowance for potential losses on mortgage loans was $10,000 and $319, at December 31, 1998 and 1997, respectively.

              CASH AND CASH EQUIVALENTS

              Cash and cash equivalents include currency and demand deposits in banks, U.S. Treasury bills, money market accounts, and commercial paper with maturities under 90 days, which are not otherwise restricted.

              SEPARATE ACCOUNT ASSETS

              Separate accounts contain segregated assets of the Company that are specifically assigned to variable annuity policyholders in the separate accounts and are not available to other creditors of the Company. The earnings of separate account investments are also assigned to the policyholders in the separate accounts, and are not guaranteed or supported by the other general investments of the Company. The Company earns mortality and expense risk fees from the separate accounts and assesses withdrawal charges in the event of early withdrawals. Separate accounts assets are valued at fair market value.

              In order to provide for optimum policyholder returns and to allow for the replication of the investment performance of existing "cloned" mutual funds, the Company has periodically transferred capital to the separate accounts to provide for the initial purchase of investments in new portfolios. As additional funds have been received through policyholder deposits, the Company has periodically reduced its capital investment in the separate accounts. The Company's capital investment in the separate accounts as of December 31, 1998 and 1997, are presented in note 3.

              DEFERRED POLICY ACQUISITION COSTS

              The costs of acquiring new business which vary with and are directly related to the production of new business, principally commissions, premium taxes, sales costs, and certain policy issuance and underwriting costs, are deferred. These deferred costs are amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of deferred policy acquisition costs is adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception of the policies and contracts. The amortization and adjustments resulting from unrealized gains and losses are not recognized currently in income but as an offset to the accumulated other comprehensive income of shareholder's equity. The amortization period is the remaining life of the policies, which is approximately 20 years from the date of original policy issue.

              The components of deferred policy acquisition costs are shown below:

                                                                     1998          1997          1996
                                                                  ------------  ------------  ------------
                                                                              (IN THOUSANDS)
Deferred policy acquisition costs, beginning of period         $      6,774         3,321         1,164
Commissions and expenses deferred                                     3,411         3,917         2,413
Amortization                                                           (530)         (320)         (187)
Deferred policy acquisition costs attributable to
    unrealized appreciation                                            (513)         (144)          (69)
                                                                  ------------  ------------  ------------

Deferred policy acquisition costs, end of period               $      9,142         6,774         3,321
                                                                  ============  ============  ============

              PURCHASE RELATED INTANGIBLE ASSETS AND LIABILITIES

              In accordance with the purchase method of accounting for business combinations, two intangible assets and a future payable related to accrued purchase price consideration were established as of the purchase date.

                           Present Value of Future Profits

                  The Company established an intangible asset which represents the present value of future profits (PVFP) to be derived from both the purchased and transferred blocks of business. Certain estimates were utilized in the computation of this asset, including estimates of future policy retention, investment income, interest credited to policyholders, surrender fees, mortality costs, and policy maintenance costs discounted at a pretax rate of 18% (12% net after tax).

                  In addition, as the Company has the option of retaining its SPDA policies after they reach their next interest rate reset date and are recaptured from OakRe, a component of this asset represents estimates of future profits on recaptured business. This asset will be amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities appreciation and depreciation, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of PVFP will be adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception. The amortization and adjustments resulting from unrealized appreciation and depreciation is not recognized currently in income but as an offset to the accumulated other comprehensive income of shareholder's equity. The amortization period is the remaining life of the policies, which is estimated to be 20 years from the date of original policy issue.

                  Based on current assumptions, amortization of the original in-force PVFP asset, expressed as a percentage of the original in-force asset, is projected to be 4.9%, 7.2%, 7.8%, 7.7%, and 7.2% for the years ended December 31, 1999 through 2003, respectively. Actual amortization incurred during these years may be more or less as assumptions are modified to incorporate actual results.

                  During 1996, the Company adjusted its original purchase accounting to include a revised estimate of the ultimate renewal (recapture) rate. This adjustment resulted in a reallocation of the net purchased intangible asset between PVFP, goodwill, future payable, and deferred taxes. This final allocation and the resulting impact on inception to date amortization was recorded, in its entirety, in 1996.

                  The components of PVFP are shown below:

                                                             1998       1997        1996
                                                            --------  ----------  ---------
                                                                    (IN THOUSANDS)
PVFP - beginning of period                                $    900      1,178          576
Net amortization                                               (54)       (13)          78
Adjustment due to revised push-down purchase
    accounting                                                  --         --          (91)
PVFP attributable to unrealized
    depreciation (appreciation)                                  8       (265)         615
                                                            --------  ----------  ---------

       PVFP - end of period                               $    854        900        1,178
                                                            ========  ==========  =========

                  Goodwill

                  Under the push-down method of purchase accounting, the excess of purchase price over the fair value of tangible and intangible assets and liabilities acquired is established as an asset and referred to as goodwill. The Company has elected to amortize goodwill on the straight-line basis over a 20-year period.

                  The components of goodwill are shown below:

                                                                1998          1997          1996
                                                             ------------  ------------  ------------
                                                                         (IN THOUSANDS)
Goodwill - beginning of period                             $     1,923         2,034         2,306
Amortization                                                      (110)         (111)         (105)
Adjustment due to revised push-down purchase
    accounting                                                      --            --          (167)
                                                             ------------  ------------  ------------

         Future payable - end of period                    $     1,813         1,923         2,034
                                                             ============  ============  ============

                  Future Payable

                  Pursuant to the financial reinsurance agreement, the receivable from OakRe becomes due in installments when the SPDA policies reach their next crediting rate reset date. For any recaptured policies that continue in force with OakRe into the next rate guarantee period, the Company will pay a commission to OakRe of 1.75% up to 40% of policy account values originally reinsured and 3.5% thereafter. On policies that are recaptured and subsequently exchanged to a variable annuity policy, the Company will pay a commission to OakRe of 0.50%.

                  The Company has recorded a future payable that represents the present value of the anticipated future commission payments payable to OakRe over the remaining life of the financial reinsurance agreement discounted at an estimated borrowing rate of 6.5%. This liability represents a contingent purchase price payable for the policies transferred to OakRe on the purchase date and has been pushed down to the Company through the financial reinsurance agreement. The Company expects that this payable will be substantially extinguished by the end of the year 2000.

                  The components of this future payable are shown below:

                                                                      1998        1997       1996
                                                                    ----------  ---------- ----------
                                                                             (IN THOUSANDS)
Future payable - beginning of period                              $     565         683      1,265
Interest added                                                           29          41         39
Payments to OakRe                                                      (252)       (159)      (273)
Adjustment due to revised push-down purchase
    accounting                                                           --          --       (348)
                                                                    ----------  ---------- ----------
         Future payable - end of period                           $     342         565        683
                                                                    ==========  ========== ==========

              DEFERRED TAX ASSETS AND LIABILITIES

              XFSI and GALIC agreed to file an election to treat the acquisition of the Company as an asset acquisition under the provisions of Internal Revenue Code Section 338(h)(10). As a result of that election, the tax basis of the Company's assets as of the date of acquisition was revalued based upon fair market values as of June 1, 1995. The principal effect of the election was to establish a tax asset on the tax-basis balance sheet of approximately $2.9 million for the value of the business acquired that is amortizable for tax purposes over ten to fifteen years.

              POLICYHOLDER DEPOSITS

              The Company recognizes its liability for policy amounts that are not subject to policyholder mortality nor longevity risk at the stated contract value, which is the sum of the original deposit and accumulated interest, less any withdrawals. The average weighted interest crediting rate on the Company's policyholder deposits as of December 31, 1998 was 6.05%.

              FUTURE POLICY BENEFITS

              Reserves are held for policy annuity benefits that subject the Company to risks to make payments contingent upon the continued survival of an individual or couple (longevity risk). These reserves are valued at the present value of estimated future benefits discounted for interest, expenses, and mortality. The assumed mortality is the 1983 Individual Annuity Mortality Tables discounted at 5.50% to 8.50%, depending upon year of issue.

              Current mortality benefits payable are recorded for reported claims and estimates of amounts incurred but not reported.

              PREMIUM REVENUE

              The Company recognizes premium revenue at the time of issue on annuity policies that subject it to longevity risks. Amounts collected on annuity policies not subject to longevity risk are recorded as increases in the policyholder deposits liability. For term and single premium variable life products, premiums are recognized as revenue when due.

              FEDERAL INCOME TAXES

              Beginning in 1997, the Company files a consolidated income tax return with its immediate parent, CFSLIC. Allocations of federal income taxes are based upon separate return calculations.

              Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

              RISKS AND UNCERTAINTIES

              In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

              The following elements of the financial statements are most affected by the use of estimates and assumptions:

                  -   Investment valuation
                  -   Amortization of deferred policy acquisition costs
                  -   Amortization of present value of future profits
                  -   Recoverability of goodwill

              The fair value of the Company's investments is subject to the risk that interest rates will change and cause a temporary increase or decrease in the liquidation value of debt securities. To the extent that fluctuations in interest rates cause the cash flows of assets and liabilities to change, the Company might have to liquidate assets prior to their maturity and recognize a gain or loss. Interest rate exposure for the investment portfolio is managed through asset/liability management techniques which attempt to control the risks presented by differences in the probable cash flows and reinvestment of assets with the timing of crediting rate changes in the Company's policies and contracts. Changes in the estimated prepayments of mortgage-backed securities also may cause retrospective changes in the amortization period of securities and the related recognition of income.

              The amortization of deferred acquisition costs is based on estimates of long-term future gross profits from existing policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the deferred expense.

              In a similar manner, the amortization of PVFP is based on estimates of long-term future profits from existing and recaptured policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the asset.

              The Company has considered the recoverability of goodwill and has concluded that no circumstances have occurred which would give rise to impairment of goodwill at December 31, 1998.

              FAIR VALUE OF FINANCIAL INSTRUMENTS

              SFAS No. 107, Disclosures About Fair Value of Financial Instruments, applies fair value disclosure practices with regard to financial instruments, both assets and liabilities, for which it is practical to estimate fair value. In cases where quoted market prices are not readily available, fair values are based on estimates that use present value or other valuation techniques.

              These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in the immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Because of this, and further because a value of a business is also based upon its anticipated earning power, the aggregate fair value amounts presented do not represent the underlying value of the Company.

              The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                  Cash and Cash Equivalents, Short-term Investments,
                      and Accrued Investment Income

                  The carrying value amounts reported in the balance sheets for these instruments approximate their fair values. Short-term debt securities are considered "available-for-sale" and are carried at fair value.

                  Investments Securities and Mortgage Loans
                      (Including Mortgage-backed Securities)

                  Fair values of debt securities are based on quoted market prices, where available. For debt securities not actively traded, fair value estimates are obtained from independent pricing services. In some cases, such as private placements, certain mortgage-backed securities, and mortgage loans, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments (see note 3 for fair value disclosures).

                  Policy Loans

                  Fair values of policy loans approximate carrying value as the interest rates on the majority of policy loans are reset periodically and therefore approximate current interest rates.

                  Investment Contracts

                  The Company's policy contracts require the beneficiaries to commence receipt of payments by the later of age 85 or 10 years after purchase, and substantially all contracts permit earlier surrenders, generally subject to fees and adjustments. Fair values for the Company's liabilities for investment type contracts (policyholder deposits) are estimated as the amount payable on demand. As of December 31, 1998 and 1997, the cash surrender value of policyholder deposits was $4,707,689 and $7,204,647, respectively, less than their stated carrying value. Of the contracts permitting surrender, substantially all provide the option to surrender without fee or adjustment during the 30 days following reset of guaranteed crediting rates. The Company has not determined a practical method to determine the present value of this option.

                  All of the Company's deposit obligations are fully guaranteed by its ultimate parent, GALIC, and the receivable from OakRe equal to the SPDA obligations is guaranteed by OakRe's parent, XFSI.

                  REINSURANCE

              The impact of reinsurance on the December 31, 1998 financial statements is not considered material.

              The financing reinsurance agreement entered into with OakRe does not meet the conditions for reinsurance accounting under generally accepted accounting principles (GAAP). The net assets initially transferred to OakRe were established as a receivable and then are subsequently increased as interest is accrued on the underlying liabilities and decreased as funds are transferred back to the Company when policies reach their crediting rate reset date or benefits are claimed.

              RECENTLY ADOPTED ACCOUNTING STANDARDS

              On June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for the fiscal year beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided is required for comparative purposes. The Company has elected to adopt SFAS No. 130 in 1998. The adoption of SFAS No. 130 has no impact on the Company's net income or shareholder's equity. The Company's only component of accumulated other comprehensive income relates to unrealized appreciation and depreciation on debt securities.

              RECENTLY ISSUED ACCOUNTING STANDARD

              SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at estimated fair value. The Company's present accounting policies would apply such accounting treatment only to marketable securities as defined under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and to off-balance sheet derivative instruments. SFAS No. 133 will broaden the definition of derivative instruments to include all classes of financial assets and liabilities. It also will require separate disclosure of identifiable derivative instruments embedded in hybrid securities. Change in the fair value of derivative instruments is to be recorded each period either in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, on the type of hedge transaction.

              SFAS No. 133 is effective for the Company beginning January 1, 2000. The Company's management is currently evaluating the impact of SFAS No. 133; at present, the management does not believe it will have a material effect on the Company's financial position or results of operations.

                  OTHER

              Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

  (3)   INVESTMENTS

        The Company's investments in debt securities and short-term investments are considered available-for-sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholder's equity. The amortized cost, estimated fair value, and carrying value of investments at December 31, 1998 and 1997, are as follows:

                                                                              1998
                                         -------------------------------------------------------------------------------
                                                              GROSS           GROSS         ESTIMATED
                                           AMORTIZED       UNREALIZED      UNREALIZED         FAIR          CARRYING
                                              COST            GAINS          LOSSES           VALUE           VALUE
                                         ---------------  --------------  --------------  --------------  --------------
                                                                         (IN THOUSANDS)
        Debt securities:
           U.S. Government
             treasuries                $         100               1               --              101            101
           Collateralized
             mortgage obligations             15,260             161              (32)          15,389         15,389
           Corporate, state,
             municipalities, and
           political subdivisions             83,868           1,733             (433)          85,168         85,168
                                         ---------------  --------------  --------------  --------------  --------------

               Total debt
                 securities                   99,228           1,895             (465)         100,658        100,658

        Mortgage loans (net)                   5,245             204               --            5,449          5,245
        Policy loans                           1,223              --               --            1,223          1,223
                                         ---------------  --------------  --------------  --------------  --------------

               Total investments       $     105,696           2,099             (465)         107,330        107,126
                                         ===============  ==============  ==============  ==============  ==============

        Company's beneficial
           interest in separate
           accounts                    $           2             --                --                2              2
                                         ===============  ==============  ==============  ==============  ==============


                                                                              1997
                                         -------------------------------------------------------------------------------
                                                              GROSS           GROSS         ESTIMATED
                                           AMORTIZED       UNREALIZED      UNREALIZED         FAIR          CARRYING
                                              COST            GAINS          LOSSES           VALUE           VALUE
                                         ---------------  --------------  --------------  --------------  --------------
                                                                         (IN THOUSANDS)
        Debt securities:
           U.S. Government
             treasuries                $         100               1               --              101            101
           Collateralized
             mortgage obligations             24,018             305              (64)          24,259         24,259
           Corporate, state,
             municipalities, and
             political subdivisions           72,766           1,500           (1,106)          73,160         73,160
                                         ---------------  --------------  --------------  --------------  --------------

               Total debt
                 securities                   96,884           1,806           (1,170)          97,520         97,520

        Mortgage loans (net)                   1,786             143               --            1,929          1,786
        Policy loans                           1,083              --               --            1,083          1,083
                                         ---------------  --------------  --------------  --------------  --------------

                                       $      99,753           1,949           (1,170)         100,532        100,389
                                         ===============  ==============  ==============  ==============  ==============

        Company's beneficial
           interest in separate
           accounts                    $          --              --               --               --             --
                                         ===============  ==============  ==============  ==============  ==============

        The amortized cost and estimated fair value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                                        ESTIMATED
                                                       AMORTIZED           FAIR
                                                          COST            VALUE
                                                     ---------------  ---------------
                                                             (IN THOUSANDS)
Less than one year                                 $         2,341            2,362
Due after one year through five years                       34,579           35,067
Due after five years through ten years                      32,584           33,321
Due after ten years                                         14,464           14,519
Mortgage-backed securities                                  15,260           15,389
                                                     ---------------  ---------------

         Total                                     $        99,228          100,658
                                                     ===============  ===============


        At December 31, 1998, approximately 95.1% of the Company's debt securities are investment grade or are nonrated but considered to be of investment grade. Of the 4.9% noninvestment grade debt securities, 4.3% are rated as BB or its equivalent, and 0.6% are rated B or its equivalent.

        All debt securities were income producing during the years ended December 31, 1998 and 1997. As of December 31, 1998 and 1997, the Company had no impaired investments.

        The components of investment income, realized gains (losses), and unrealized appreciation are as follows:

                                                               1998           1997          1996
                                                            ------------  -------------  ------------
                                                                         (IN THOUSANDS)
Income on debt securities                                $      6,928         6,575           3,926
Income on short-term investments                                  305           186             243
Income on policy loans                                             92            83              86
Interest on mortgage loans                                        308            32              --
Miscellaneous interest                                              2            --               8
                                                            ------------  -------------  ------------

Total investment income                                         7,635         6,876           4,263

Investment expenses                                              (119)         (115)            (87)
                                                            ------------  -------------  ------------

         Net investment income                           $      7,516         6,761           4,176
                                                            ============  =============  ============

Net realized capital gains (losses) -
    debt securities                                      $        178           158             (28)
                                                            ============  =============  ============

Unrealized appreciation
    is as follows:
       Debt securities                                   $      1,430           633               6
       Short-term investments                                      --             3              --
       Effects on deferred acquisition
         costs amortization                                      (726)         (213)            (69)
       Effects on PVFP amortization                              (192)         (200)             65
                                                            ------------  -------------  ------------


       Unrealized appreciation before income taxes                512           223               2

       Unrealized income tax expenses                            (179)          (78)             (1)
                                                            ------------  -------------  ------------

         Net unrealized appreciation on
           investments                                   $        333           145               1
                                                            ============  =============  ============

        Proceeds from sales, redemptions, and paydowns of investments in debt securities during 1998 were $50,660,583. Gross gains of $591,755 and gross losses of $413,588 were realized on those sales. Included in these amounts were $133,138 of gross gains and $106,165 of gross losses realized on the sale of noninvestment grade securities.

        Proceeds from sales, redemptions, and paydowns for investments in debt securities during 1997 were $25,379,783. Gross gains of $166,335 and gross losses of $8,658 were realized on those sales. Included in these amounts were $47,391 of gross gains and $7,300 of gross losses realized on the sale of noninvestment grade securities.

        Proceeds from sales, redemptions, and paydowns for investments in debt securities during 1996 were $10,635,608. Gross gains of $16,757 and gross losses of $44,311 were realized on those sales. Included in these amounts were $1,355 of gross gains realized on the sale of noninvestment grade securities.

  (4)   SECURITY GREATER THAN 10% OF SHAREHOLDER'S EQUITY

        As of December 31, 1998 and 1997, the Company held the following individual security which exceeded 10% of shareholder's equity:

                                                                                     1998             1997
                                                                                ---------------  ---------------
Colonial Realty, at carrying value                                            $     1,997,287        2,017,400
                                                                                ===============  ===============

  (5)   COMPREHENSIVE INCOME

        The components of comprehensive income are as follows:

                                                                                    1998          1997         1996
                                                                                 ------------  ------------ ------------
                                                                                             (IN THOUSANDS)
        Net income                                                             $     810            443          412
                                                                                 ------------  ------------ ------------
        Other comprehensive income (loss), before tax -
            unrealized appreciation (depreciation) on
               investments arising during period:
                 Unrealized appreciation (depreciation)
                     on investments                                                  616            472         (812)
                 Adjustment to deferred acquisition
                   costs attributable to unrealized
                   (appreciation) depreciation                                      (398)          (108)         (67)
                 Adjustment to PVFP attributable to
                   unrealized (appreciation) depreciation                              6           (198)         594
                                                                                 ------------  ------------ ------------

                       Total unrealized appreciation (depreciation) on
                          investments arising during period                          224            166         (285)
                                                                                 ------------  ------------ ------------

        Less reclassification adjustments for realized (gains) losses included in net income:
               Adjustment for (gains) losses included in
                 net realized gains (losses) on sales
                 of investments                                                     (178)          (158)          28
               Adjustment for (gains) losses included in
                 amortization of PVFP                                                115             36            2
               Adjustment for (gains) losses included in
                 amortization of deferred acquisition costs                           (2)            67          (21)
                                                                                 ------------  ------------ ------------

                       Total reclassification adjustments for (gains) losses
                          included in net income                                     (65)           (55)           9
                                                                                 ------------  ------------ ------------

        Other comprehensive income (loss), before related income tax
            expense (benefits)                                                       289            221         (294)

        Related income tax expense (benefit)                                         101             77         (103)
                                                                                 ------------  ------------ ------------

                       Other comprehensive income (loss), net of tax                 188            144         (191)
                                                                                 ------------  ------------ ------------

                       Comprehensive income                                    $     998            587          221
                                                                                 ============  ============ ============

  (6)   POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

        The Company has no direct employees and no retired employees. All personnel used to support the operations of the Company are supplied by contract by Cova Life Management Company (CLMC), a wholly owned subsidiary of Cova Corporation. The Company is allocated a portion of certain health care and life insurance benefits for future retired employees of CLMC. In 1998, 1997, and 1996, the Company was allocated a portion of benefit costs including severance pay, accumulated vacations, and disability benefits. At December 31, 1998, CLMC had no retired employees nor any employees fully eligible for retirement, and had no disbursements for such benefit commitments. The expense arising from these allocations is not material.

  (7)   INCOME TAXES

        The Company will file a consolidated federal income tax return with its immediate parent, CFSLIC. Income taxes are recorded in the statements of income and directly in certain shareholder's equity accounts. Income tax expense for the years ended December 31 was allocated as follows:

                                                                                   1998       1997       1996
                                                                                 ---------  ---------  ---------
                                                                                         (IN THOUSANDS)
Statements of income:
    Operating income (excluding realized investment gains and losses)          $    215        250        295
    Realized investment gains (losses)                                               62         55        (10)
                                                                                 ---------  ---------  ---------

         Income tax expense included in the statements of
           income                                                                   277        305        285

Shareholder's equity - change in deferred federal income taxes
    related to unrealized appreciation (depreciation) on securities                 101         77       (103)
                                                                                 ---------  ---------  ---------

         Total income tax expense                                              $    378        382        182
                                                                                 =========  =========  =========

        The actual federal income tax expense differed from the expected tax expense computed by applying the U.S. federal statutory rate to income before taxes on income as follows:

                                                        1998                  1997                 1996
                                                --------------------  --------------------  --------------------
                                                                        (IN THOUSANDS)
Computed expected tax expense                 $   380       35.0%    $  262       35.0%    $  244       35.0%
Dividends received deduction - separate
    account                                      (150)     (13.9)        --         --         --         --
Amortization of intangible assets                  39        3.6         39        5.2         37        5.3
Other                                               8        0.8          4        0.5          4        0.6
                                                --------  ----------  --------  ----------  --------  ---------

           Total                              $   277       25.5%    $  305       40.7%    $  285       40.9%
                                                ========  ==========  ========  ==========  ========  ==========


        The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are as follows:

                                                                 1998         1997
                                                              ------------ ------------
                                                                   (IN THOUSANDS)
Deferred tax assets:
    Tax basis of intangible assets purchased                $       624           679
    Liability for commission on recaptures                          120           198
    Policy reserves                                               2,477         1,898
    DAC "Proxy Tax"                                               1,252           977
    Other deferred tax assets                                      (359)           --
                                                              ------------ ------------

           Total deferred tax assets                              4,114         3,752
                                                              ------------ ------------

Deferred tax liabilities:
    Unrealized gains in investments                                 179            78
    PVFP                                                            150           144
    Deferred acquisition costs                                    3,200         2,371
    Other deferred tax liabilities                                   --           117
                                                              ------------ ------------

           Total deferred tax liabilities                         3,529         2,710
                                                              ------------ ------------

           Net deferred tax asset                           $       585         1,042
                                                              ============ ============

        A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes the deferred tax assets will be fully realized in the future based upon consideration of the reversal of existing temporary differences, anticipated future earnings, and all other available evidence. Accordingly, no valuation allowance was established at December 31, 1998 or 1997.

  (8)   RELATED-PARTY TRANSACTIONS

        On December 31, 1997, CLMC and Navisys Incorporated, affiliated companies, purchased certain assets of Johnson & Higgins/Kirke Van Orsdel, Inc. (J&H/KVI), an unaffiliated Delaware corporation, for $2,500,000. The purchased assets are the administrative and service systems that provide the marketing, underwriting, claims, and administrative functions for the Company's life and annuity products. On January 1, 1998, the purchased assets of J&H/KVI were merged into Cova Life Administrative Service Company (CLASC). Navisys Incorporated purchased 51% of CLASC, the remaining 49% was purchased by CLMC.

         The Company has entered into management, operations, and servicing agreements with its affiliated companies. The affiliated companies are CLMC, a Delaware Corporation, which provides management services and the employees necessary to conduct the activities of the Company; and Conning Asset Management, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Company's ultimate parent, GALIC. CLASC provides various services for the Company including underwriting, claims, and administrative functions. Expenses and fees paid to affiliated companies in 1998, 1997, and 1996 for the Company were $1,587,833, $396,806, and $303,694 respectively.

  (9)   STATUTORY SURPLUS AND DIVIDEND RESTRICTION

        GAAP differs in certain respects from accounting practices prescribed or permitted by insurance regulatory authorities (statutory accounting principles).

        The major differences arise principally from the immediate expense recognition of policy acquisition costs and intangible assets for statutory reporting, determination of policy reserves based on different discount rates and methods, the recognition of deferred taxes under GAAP reporting, the nonrecognition of financial reinsurance for GAAP reporting, and the establishment of an asset valuation reserve as a contingent liability based on the credit quality of the Company's investment securities and an interest maintenance reserve as an unearned liability to defer the realized gains and losses of fixed income investments presumably resulting from changes to interest rates and amortize them into income over the remaining life of the investment sold under statutory accounting principles. In addition, adjustments to record the carrying values of debt securities and certain equity securities at estimated fair value are applied only under GAAP reporting and capital contributions in the form of notes receivable from an affiliated company are not recognized under GAAP reporting.

        Purchase accounting creates another difference as it requires the restatement of GAAP assets and liabilities to their established fair values, and shareholder's equity to the net purchase price. Statutory accounting does not recognize the purchase method of accounting.

        As of December 31, the differences between statutory capital and surplus and shareholder's equity determined in conformity with GAAP were as follows:

                                                            1998         1997
                                                         ------------ ------------
                                                              (IN THOUSANDS)
Statutory capital and surplus                          $    10,411        10,389
Reconciling items:
    Statutory asset valuation reserve                        1,078         1,151
    Statutory interest maintenance reserve                     190           111
    GAAP investment adjustments to fair value                1,430           636
    GAAP deferred policy acquisition costs                   9,142         6,774
    GAAP basis policy reserves                              (4,670)       (3,871)
    GAAP deferred federal income taxes (net)                   585         1,042
    GAAP guarantee assessment adjustment                    (1,000)       (1,000)
    GAAP goodwill                                            1,813         1,923
    GAAP present value of future profits                       854           900
    GAAP future purchase price payable                        (342)         (565)
    Other                                                       (2)            1
                                                         ------------ ------------

           GAAP shareholder's equity                   $    19,489        17,491
                                                         ============ ============

                      COVA FINANCIAL LIFE INSURANCE COMPANY
                       (a wholly owned subsidiary of Cova
                   Financial Services Life Insurance Company)

                          Notes to Financial Statements

                        December 31, 1998, 1997, and 1996

        Statutory net loss for the years ended December 31, 1998, 1997, and 1996 was $142,046, $461,118, and $113,236, respectively.

        The maximum amount of dividends which can be paid by State of California insurance companies to shareholders without prior approval of the insurance commissioner is the greater of 10% of statutory surplus or statutory net gain from operations for the preceding year. The maximum dividend permissible during 1998 will be $761,109, which is 10% of the Company's December 31, 1998 statutory surplus of $7,611,089.

        The National Association of Insurance Commissioners has developed certain risk based capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1998, the Company's Total Adjusted Capital and Authorized Control Level RBC were $11,488,766 and $1,619,495, respectively. This level of adjusted capital qualifies under all tests.

(10)    GUARANTY FUND ASSESSMENTS

        The Company participates with life insurance companies licensed in California in an association formed to guaranty benefits to policyholders of insolvent life insurance companies. Under state law, as a condition for maintaining the Company's authority to issue new business, the Company is contingently liable for its share of claims covered by the guaranty association for insolvencies incurred through 1998, but for which assessments have not yet been determined or assessed, to a maximum generally of 1% of statutory premiums per annum.

        In November 1998, the National Organization of Life and Health Guaranty Associations distributed a study of the major outstanding industry insolvencies, with estimates of future assessments by state. Based on this study, the Company has accrued a liability for $1.0 million in future assessments on insolvencies that occurred before December 31, 1998. Under the coinsurance agreement between the Company and OakRe (see note 1), OakRe is required to reimburse the Company for any future assessments that it pays which relate to insolvencies occurring prior to June 1, 1995. The Company paid $33,505, $460,167, and $265,760 in guaranty fund assessment in 1998, 1997, and 1996, respectively. These payments were substantially reimbursed by OakRe.

        At the same time, the Company is liable to OakRe for 80% of any future premium tax recoveries that are realized from any such assessments and may retain the remaining 20%. The credits to be retained for 1998 were not material.



                                     PART C
                                OTHER INFORMATION

ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS.

a.   FINANCIAL STATEMENTS

           The following financial statements of the Separate Account are included in Part B hereof:

           1. Statement of Assets and Liabilities as of September 30, 1999.

           2. Statement of Operations for the nine months ended September 30, 1999.

           3. Statements of Changes in Net Assets for the nine months ended September 30, 1999 and the year ended December 31, 1998.

           4. Notes to Financial Statements - September 30, 1999.

           5. Independent Auditors' Report.

           6. Statement of Assets and Liabilities as of December 31, 1998.

           7. Statement of Operations for the year ended December 31, 1998.

           8. Statements of Changes in Net Assets for the years ended December 31, 1998 and 1997.

           9. Notes to Financial Statements - December 31, 1998 and 1997.


           The following financial statements of the Company are included In Part B hereof.

            1.  Balance Sheets as of September 30, 1999 and December 31, 1998.

            2. Statements of Income for the three and nine months ended September 30, 1999 and 1998.

            3. Statements of Shareholder's Equity for the nine months ended September 30, 1999 and 1998.

            4. Statements of Cash Flows for the nine months ended September 30, 1999 and 1998.

            5.  Notes to Financial Statements - September 30, 1999 and 1998.

            6.  Independent Auditors' Report.

            7.  Balance Sheets as of December 31, 1998 and 1997.

            8.  Statements of Income for the years ended December 31, 1998,
               1997 and 1996.

            9. Statements of Shareholder's Equity for the Years Ended December 31, 1998, 1997 and 1996.

           10. Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and 1996.

           11. Notes to Financial Statements - December 31, 1998, 1997 and 1996.
b.   EXHIBITS

     1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account(1)

     2.   Not Applicable

     3.   Principal Underwriter's Agreement(2)

     4.   Individual  Flexible  Purchase Payment Deferred Variable
          Annuity Contract(1)

     5.   Application for Variable Annuity(1)

     6.   (i) Copy of Articles of Incorporation of the Company(2)
          (ii) Copy of the Bylaws of the Company(2)

     7.   Not Applicable

     8. (i) Form of Fund Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., Cova Financial Life Insurance Company, on behalf of itself and its Separate Accounts, and Cova Life Sales Company(3)

         (ii) Form of Participation Agreement among Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc. and Cova Financial Services Life Insurance Company(4)

     9.   Opinion and Consent of Counsel.

     10.  Consent of Independent Auditors.

     11.  Not Applicable

     12.  Not Applicable

     13.  Not Applicable

     14.  Company Organizational Chart

     (1) incorporated by reference to Registrant's Form N-4 (File Nos.
         333-90407 and 811-7060) as filed electronically on November 5, 1999.
     (2) incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 (File No. 333-34817) as filed electronically on November 19, 1997.
     (3) incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 (File No. 333-34817) as filed electronically on February 11, 1998.
     (4) incorporated by reference to Post-Effective Amendment No. 4 to Form N-4 (File No. 333-34817) as filed electronically on April 30, 1999.


ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR.

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:

Name and Principal                Positions and Offices
 Business Address                 with Depositor
--------------------------------  --------------------------------
Richard A. Liddy                  Chairman of the Board and Director
700 Market Street
St. Louis, MO 63101

Lorry J. Stensrud                 President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Mark E. Reynolds                  Executive Vice President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

John W. Barber                    Director
13045 Tesson Ferry Rd.
St. Louis, MO 63128

William P. Boscow                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

Constance A. Doern                Vice President
4700 Westown Parkway
West Des Moines, IA 50266

Patricia E. Gubbe                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Philip A. Haley                   Executive Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

J. Robert Hopson                  Vice President,
One Tower Lane, Suite 3000        Chief Actuary and Director
Oakbrook Terrace, IL  60181-4644

E. Thomas Hughes, Jr.             Treasurer and Director
700 Market Street
St. Louis, MO 63101

Douglas E. Jacobs                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

Lisa O. Kirchner                  Vice President
4700 Westown Parkway
West Des Moines, IA 50266

James W. Koeger                   Assistant Treasurer
700 Market Street
St. Louis, MO 63101

William C. Mair                   Vice President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Matthew P. McCauley               Assistant Secretary and Director
700 Market Street
St. Louis, MO 63101

Myron H. Sandberg                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

John W. Schaus                    Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Bernard J. Spaulding              Senior Vice President, General Counsel
One Tower Lane, Suite 3000        and Secretary
Oakbrook Terrace, IL  60181-4644

Joann T. Tanaka                   Senior Vice President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

Patricia M. Wersching             Assistant Treasurer
700 Market Street
St. Louis, MO 63101

Peter L. Witkewiz                 Vice President and Controller
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

A company organizational chart is filed as Exhibit 14 to this registration statement.

ITEM 27.   NUMBER OF CONTRACT OWNERS

Not Applicable

ITEM 28.   INDEMNIFICATION.

The Bylaws of the Company (Article V, Section 9) provide that:

This corporation shall indemnify, to the fullest extent allowed by California law, its present and former directors and officers against expenses, judgments, fines, settlements, and other amounts incurred in connection with any proceeding or threatened proceeding brought against such directors or officers in their capacity as such. Such indemnification shall be made in accordance with procedures set forth by California law. Sums for expenses incurred in defending any such proceeding may also be advanced to any such director or officer to the extent and under the conditions provided by California law.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITERS.

(a) Cova Life Sales Company is the principal underwriter for the following investment companies (other than Registrant):

   Cova Variable Annuity Account One
   Cova Variable Life Account One
   Cova Variable Life Account Five
   First Cova Variable Annuity Account One
   Cova Variable Annuity Account Four
   General American Separate Account Twenty-Eight
   General American Separate Account Twenty-Nine

(b) Cova Life Sales Company is the principal underwriter for the Contracts. The following persons are the officers and directors of Cova Life Sales Company. The principal business address for each officer and director of Cova Life Sales Company is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

    Name and Principal  Positions and Offices
      Business Address   with Underwriter
-----------------------  ---------------------------

Lorry J. Stensrud        Director

Patricia E. Gubbe        President, Chief Compliance Officer
                         and Director

William C. Mair          Director

Philip A. Haley          Vice President

Shari Ruecker            Vice President

Mark E. Reynolds         Treasurer

James W. Koeger          Assistant Treasurer

Bernard J. Spaulding     Secretary

(c)  Not applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS.

William Flory, whose address is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644 and Cova Life Administration Services Company, 4700 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266 maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.   MANAGEMENT SERVICES.

Not Applicable.

ITEM 32.   UNDERTAKINGS.

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Cova Financial Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                 REPRESENTATIONS

     The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Oakbrook Terrace, and State of Illinois on this 25th day of January, 2000.


                                  COVA VARIABLE ANNUITY ACCOUNT FIVE
                                  (Registrant)


                             By:  COVA FINANCIAL LIFE INSURANCE COMPANY


                             By: /S/ BERNARD J. SPAULDING
                                  _________________________________________
                                  Senior Vice President, General Counsel and
                                  Secretary

                                  COVA FINANCIAL LIFE INSURANCE COMPANY
                                  Depositor



                              By: /S/ BERNARD J. SPAULDING
                                 ________________________________________
                                 Senior Vice President, General Counsel and
                                 Secretary


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                        Chairman of the Board and
----------------------  Director                  --------
Richard A. Liddy                                   Date

/S/ LORRY J. STENSRUD   President and Director    1/25/00
----------------------                            --------
Lorry J. Stensrud                                  Date


/S/ J. ROBERT HOPSON    Director                  1/25/00
----------------------                            --------
J. Robert Hopson                                   Date

William C. Mair*        Director                  1/25/00
----------------------                            --------
William C. Mair                                    Date


E. Thomas Hughes, Jr.*  Treasurer and Director    1/25/00
----------------------                            --------
E. Thomas Hughes, Jr.                              Date

Matthew P. McCauley*    Director                  1/25/00
----------------------                            --------
Matthew P. McCauley                                Date

John W. Barber*         Director                  1/25/00
----------------------                            --------
John W. Barber                                     Date

/S/ MARK E. REYNOLDS                              1/25/00
---------------------    Director                 --------
Mark E. Reynolds                                   Date

/S/ J. TERRI TANAKA                               1/25/00
---------------------    Director                 --------
J. Terri Tanaka                                    Date

/S/ PETER L. WITKEWIZ                             1/25/00
---------------------    Controller               --------
Peter L. Witkewiz                                  Date




                                  *By:  /S/ LORRY J. STENSRUD
                                        ____________________________________
                                        Lorry J. Stensrud, Attorney-in-Fact





                               INDEX TO EXHIBITS

EX-99.B9    Opinion and Consent of Counsel.
EX-99.B10   Consent of Independent Auditors.
EX-99.B14   Company Organizational Chart.